
13001085

SEC
Mail Processing
Section
MAR 25 2013
Washington DC
400

McGRAW HILL FINANCIAL

Essential Intelligence™

STANDARD & POOR'S RATINGS SERVICES | S&P CAPITAL IQ | S&P DOW JONES INDICES | platts | J.D. POWER AND ASSOCIATES® | McGraw Hill CONSTRUCTION

McGRAW-HILL 2012 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31 (IN MILLIONS, EXCEPT PER SHARE DATA)[a]	2012	2011	% CHANGE
Revenue	**$4,450**	$3,954	13
Income from continuing operations (attributable to the Company's common shareholders)	**676**[b]	607[c]	11
Diluted earnings per common share from continuing operations	**$2.37**[b]	$2.00[c]	19
Dividends per common share[d]	**$3.52**	$1.00	252
Total assets	**$7,052**	$6,620	7
Capital expenditures[e]	**97**	92	5
Total debt	**1,256**	1,198	5
Equity (including redeemable noncontrolling interest)	**1,650**	1,584	4

YEAR-END SHARE PRICE



SHAREHOLDER RETURN
FIVE-YEAR CUMULATIVE TOTAL RETURN[f]
(12/31/07 - 12/31/12)



REVENUE
(in millions)



DIVIDENDS PER SHARE



(a) The results of operations of McGraw-Hill Education have been reclassified to reflect the business as a discontinued operation and the assets and liabilities of the business have been reclassified as held for sale in our consolidated balance sheets.

(b) Includes pre-tax charges of $226 million primarily related to Growth and Value Plan related costs necessary to enable separation and reduce our cost structure, which primarily includes professional fees and restructuring charges. This was partially offset by $52 million related to a vacation accrual reversal.

(c) Includes pre-tax charges of $32 million for restructuring and $10 million for Growth and Value Plan costs.

(d) Dividends paid were $0.255 per quarter in 2012 and $0.25 per quarter in 2011. 2012 also includes a special dividend of $2.50.

(e) Includes purchases of property and equipment and additions to technology projects.

(f) Assumes $100 invested on December 31, 2007 and total return includes reinvestment of dividends through December 31, 2012.

(g) The Peer Group consists of the following companies: Thomson Reuters Corporation, Thomson Reuters PLC (through September 2009), Reed Elsevier NV, Reed Elsevier PLC, Pearson PLC, Moody's Corporation and Wolters Kluwer.

CONTENTS

1 LETTER TO SHAREHOLDERS
5 FINANCIALS
65 DIRECTORS AND PRINCIPAL EXECUTIVES

22%

SHARE PRICE APPRECIATION IN 2012

TO OUR SHAREHOLDERS

Two words sum up the transformative year that we delivered in 2012: growth and value. Last year, we achieved strong growth in our financial results and unlocked value for you, our investors. And we took important steps to pave the way for our company to generate sustainable growth, at a faster rate, in the years ahead.

This clear sense of purpose carried us through 2012 as we effectively executed our Growth and Value Plan. We fulfilled all of our commitments, including:

- Signing an agreement in November to sell McGraw-Hill Education to Apollo Global Management, LLC;
- Delivering nearly $175 million in run-rate cost reductions by the end of 2012, which exceeded our forecast of at least $100 million;
- Aggressively buying back shares ($1.8 billion over the last two years);
- Investing for growth, including closing five acquisitions and the S&P Dow Jones Indices joint venture.

The sale of McGraw-Hill Education will create two strong companies. It will enable the education company to continue developing digital learning systems for better outcomes for students and professionals around the world. And for our financial information company, under the McGraw Hill Financial* name, it will sharpen the focus on our high-growth, high-margin businesses—Standard & Poor's Ratings Services, S&P Dow Jones Indices, S&P Capital IQ and Platts among them. Our new mission will be to promote sustainable growth by bringing transparency and essential insights to the global capital, commodities and commercial markets.

Every day our clients look to us for the essential intelligence—derived from our trusted benchmarks, analytics and research—that contributes to economic progress. In particular, we play a key role, especially in emerging countries, in the formation of capital markets that helps fund roads, power plants, hospitals and all the infrastructure necessary for a better life. We take the role we play in the markets very seriously and it is this responsibility that unites the 17,000 employees of the new McGraw Hill Financial. Our people are what set us apart, and it is their integrity and values—their commitment to the highest standards of fairness, impartiality and transparency—that inspire confidence in the future.

In this, our 125th year, I could not be more proud of the work we are doing to keep markets and societies moving forward, or more positive about where we are headed.

EARNINGS GROWTH IN 2012

In 2012, we achieved excellent financial results. Note, these results exclude McGraw-Hill Education as this business has been reclassified as a discontinued operation because of its pending sale. Last year:

- Revenue rose 13%;
- Adjusted net income from continuing operations increased 24%; and
- Adjusted earnings per share from continuing operations jumped 32%.

Those top- and bottom-line results were driven by the underlying strength of our business.

Nowhere was that strength more evident than **Standard & Poor's Ratings Services**, which benefited from robust



Harold McGraw III
Chairman, President and CEO

"Every day our clients look to us for essential intelligence."

**The name McGraw Hill Financial is subject to shareholder approval.*

32%

GROWTH IN ADJUSTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS IN 2012

"Our business generates strong free cash flow. Together with a strong balance sheet, we made 2012 another year of value creation for shareholders."

worldwide corporate bond issuance, as central banks kept interest rates extremely low. This economic environment, our global scale and our operational excellence propelled S&P to 15% revenue growth and 18% operating profit growth.

A discussion about S&P would not be complete without an update on our legal situation. Most recently, in February 2013, the U.S. Department of Justice and some states filed civil lawsuits regarding S&P ratings in 2007 of certain U.S. collateralized debt obligations (CDOs) and S&P's rating models for residential mortgage-backed securities (RMBS). These claims are entirely without factual or legal merit, especially when you consider that our ratings were consistent with what the Federal Reserve and the U.S. Treasury were saying at the time. Claims that we deliberately kept ratings high when we knew they should be lower are simply not true. We will vigorously defend S&P against these unwarranted claims—as we have successfully defended against more than 40 other financial crisis-related cases. S&P has always been committed to serving the interests of investors and all market participants by providing opinions on creditworthiness based on available information. At all times, our ratings reflected our current best judgments about the RMBS and the CDOs in question. Unfortunately, S&P, like everyone else, did not predict the speed and severity of the coming crisis and how credit quality would ultimately be affected. Although we deeply regret that these 2007 CDO ratings did not perform as expected, 20/20 hindsight is no basis to take legal action against the good-faith opinions of professionals.

Since 2008 we have taken many steps to enhance our ability to provide high-quality ratings, including updating our methodologies and models and enhancing our global connectivity to interpret and respond to credit conditions. All told, we invested approximately $400 million in the systems, governance, analytics, and the methodologies we use to rate securities.

The performance last year of McGraw-Hill also benefited from our new joint venture, **S&P Dow Jones Indices**, which has been operating since last July. Our partnership with the CME Group combines powerful, complementary brands, including two of the most distinguished names in finance, the S&P 500 and Dow Jones Industrial Average, is very exciting and offers many opportunities for growth.

At **S&P Capital IQ**, revenue grew 9% as we expanded the number of global users, including those from TheMarkets.com, to 71,000. During the year we made three targeted acquisitions that significantly expand our asset class coverage for data and pricing, add technology to move into live intraday coverage of over-the-counter securities, allow us to develop new cross-asset class portfolio analytics as well as offer high-speed exchange market data capabilities.

In the global commodities markets, 2012 was another strong year for Platts' research, pricing and analytics offerings. This business grew at a double-digit pace, and we entered the important agriculture commodity market with the purchase of the pricing and analytics firm Kingsman SA.

S&P CreditMatters for the iPad® is an easy and informative way to keep up with Standard & Poor's Ratings Services' global perspective on important credit market developments.



J.D. Power's benchmarks and insights are helping the automotive industry thrive in China and elsewhere in the Asia Pacific region. J.D. Power's revenue in Asia Pacific grew 19% from 2011 to 2012.



J.D. Power and Associates (JDPA) recorded its best year ever as the U.S. auto market posted a comeback and China's auto industry continued expanding. **Platts, JDPA, McGraw-Hill Construction** and **Aviation Week** together produced 9% revenue growth.

Last year, the kindergarten to high school market experienced the worst conditions in a decade amid government funding declines. But we took big steps to prepare **McGraw-Hill Education** for future success in a digital learning world. We selected a strong new management team, including President and CEO Buzz Waterhouse, reduced expenses and continued developing cutting edge digital learning products. A special thank you goes to all the McGraw-Hill Education employees who have handled this time of transition with such professionalism while maintaining a sharp focus on helping students, educators and professionals succeed.

GROWING RETURNS AND VALUE FOR SHAREHOLDERS

As you know, our business generates strong free cash flow. Together with a strong balance sheet, we made 2012 another year of value creation for shareholders. The actions the Board took in 2012 and at the start of 2013 include:

- Declaring a $2.50 per share special dividend;
- Raising our regular quarterly cash dividend 9.8%; and
- Buying back $295 million in stock.

In total, we returned about $1.3 billion in the form of dividend payments and share repurchases last year. On top of that, our share price increased 22% in 2012, outperforming the 13% rise in the S&P 500.

In 2013, we anticipate continuing our share repurchase program, subject to market conditions, once the funds from the sale of McGraw-Hill Education are received.

OUR GLOBAL GROWTH AGENDA IS CAUSE FOR OPTIMISM

Now, let's look toward our exciting future. In the near term, we forecast 2013 adjusted diluted earnings per share of $3.10 to $3.20 for McGraw Hill Financial, which translates to approximately 15% growth versus last year's adjusted diluted EPS from continuing operations of $2.75.

Earlier, I pointed out that the actions we took in 2012 will step up the pace of our growth, accelerating top-line growth from low single digits recently, including the results of McGraw-Hill Education, to double digits last year and our expectation for high single digits this year.

There are many reasons to be encouraged by what lies ahead for McGraw Hill Financial. Two stand out.

First, powerful market forces are driving the need for our content and analytics. As companies and countries fund growth initiatives and the infrastructure of tomorrow, they are increasingly turning to debt markets for financing, which we expect will drive bond issuance and demand for S&P's ratings and research.

As financial markets have become more complex and interconnected, the need for independent benchmarks and unique insights has become clear. From the credit ratings of S&P to the commodity price assessments of Platts, our offerings give all market participants the same trusted information that creates the transparency necessary for well-functioning, growing global financial markets. The integrity of what we offer gives our customers the confidence to embed our essential content and analytics in their workflows where it helps them manage risk and identify opportunities to grow. This fact underpins the durability of our franchise.

The evolution and globalization of financial markets are driving our international expansion. Non-U.S. revenue makes up 40% of our total sales and the businesses of McGraw Hill Financial have been increasing international revenue at a double-digit pace for the past four years. We believe we are very well positioned to capture new opportunities in both mature and growth markets in the years ahead.

The second cause for my optimism is that we have a strong record of innovation with iconic global brands in market leading positions. Our index business offers a good example. S&P Dow Jones Indices launched more than 100 new indices in 2012 to meet client needs, measure constantly evolving markets and new asset classes. Another example: S&P Capital IQ was named by *Institutional Investor* to its 2012 list of "Tech 50" companies, which the magazine recognized for "their vision and agility in translating innovation into operational and competitive advantage."

Further, we are maximizing capabilities across our company, such as technology and data operations, allowing us to create new solutions quickly and effectively. The combination of global brand recognition and innovation gives us significant opportunities to drive organic growth.



Terry McGraw visits the company's new office in Singapore, a major financial hub. This new facility, located in the financial district, is home to more than 200 employees serving the capital and commodity markets and provides a platform for the company's growth in the region.

$1.3 BILLION RETURNED TO SHAREHOLDERS IN 2012

125 YEARS OF INTEGRITY AND RIGOROUS ANALYSIS

Of course, our accomplishments would not have been possible without our exceptional and talented employees. The Board of Directors and management team are enormously grateful for their creativity, dedication and integrity.

I especially want to commend our employees in the Northeast United States, who navigated effectively through Superstorm Sandy with ingenuity and perseverance. The men and women of our company excelled at serving clients and markets in the aftermath of the storm and kept our operations fully functional despite the temporary closure of our office in Lower Manhattan and many of our colleagues' homes being without power.

We clearly have terrific people all around us, including a world class Board. Our newest Director is Charles "Ed" Haldeman, Jr., who joined us last year and brings valued experience in financial markets. Most recently, as its CEO from 2009 to 2012, Ed got Freddie Mac back on track after it was placed in conservatorship. I also want to acknowledge Doug Daft, who retired from the Board last April after nine years of extraordinary service. I thank Doug for his guidance over the years and all of our current Directors for their leadership and oversight.

In 1888 my great-grandfather, James H. McGraw, founded the company with the purchase of the *American Journal of Railway Appliances*, and while we have made significant changes in our company over the last 125 years, some important things stay the same. Two constants are important to highlight because they help account for our enduring success.

First, we have always been quick to adapt to serve the need for information about new economic and business trends, beginning with the development of power, transportation and electricity in the late 19th century and continuing to today's global revolution in data and the explosion of the capital and commodity markets.

The second thing that remains unchanged is our unwavering commitment to integrity and fairness in the information and opinions we provide. For example, James H. McGraw described the first editor he recruited for the *American Electrician* as someone who "made sure of his ground on any controversial subject and then expressed his opinions in his editorials frankly, fearlessly and convincingly." These traits of innovation and integrity have earned the McGraw-Hill brands the highest respect around the world from customers and clients. Going forward, these admirable qualities will always be central to who we are: providers of essential intelligence that enables sustainable growth for markets and communities.

Thank you for your ongoing support.

Sincerely,



Harold McGraw III
Chairman, President and Chief Executive Officer

"The combination of global brand recognition and innovation gives us significant opportunities to drive organic growth."



S&P Global Credit Portal is a Web-based solution that combines financial intelligence across multiple facets of fixed-income markets, including in-depth credit risk analytics based on S&P's credit ratings and research.



McGraw-Hill volunteers give young people in New York the essentials of personal finance, which is a key component of the company's commitment to good corporate citizenship.

FINANCIALS

06 MANAGEMENT'S DISCUSSION AND ANALYSIS

29 CONSOLIDATED STATEMENTS OF INCOME

30 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

31 CONSOLIDATED BALANCE SHEETS

32 CONSOLIDATED STATEMENTS OF CASH FLOWS

33 CONSOLIDATED STATEMENTS OF EQUITY

34 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

60 FIVE-YEAR FINANCIAL REVIEW

61 REPORT OF MANAGEMENT

62 REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

64 SHAREHOLDER INFORMATION

65 DIRECTORS AND PRINCIPAL EXECUTIVES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis ("MD&A") provides a narrative of the results of operations and financial condition of The McGraw-Hill Companies, Inc. (together with its consolidated subsidiaries, the "Company," "we," "us" or "our") for the years ended December 31, 2012 and 2011, respectively. The MD&A should be read in conjunction with the consolidated financial statements and accompanying notes included in our Form 10-K for the year ended December 31, 2012, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The MD&A includes the following sections:

- Overview
- Results of Operations
- Liquidity and Capital Resources
- Reconciliation of Non-GAAP Financial Information
- Critical Accounting Estimates
- Recently Issued or Adopted Accounting Standards

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, any projections of future results of operations and cash flows are subject to substantial uncertainty. See Forward-Looking Statements on page 28 of this report.

OVERVIEW

We are a leading content and analytics provider serving the capital, commodities and commercial markets. The capital markets include asset managers, banks, exchanges, issuers and financial advisors; the commodities markets include producers, traders and intermediaries within energy, metals, and agriculture; and the commercial markets include professionals and corporate executives within automotive, construction, aerospace and defense and marketing/research information services.

As a result of our joint venture between CME Group and Dow Jones & Company, Inc., to form a new company, S&P Dow Jones Indices LLC and how we are managing this company, combined with the formation of McGraw Hill Financial, we have separated our previously reported S&P Capital IQ / S&P Indices segment into two separate reportable segments. Our operations now consist of four reportable segments: Standard & Poor's Ratings ("S&P Ratings"), S&P Capital IQ, S&P Dow Jones Indices ("S&P DJ Indices") and Commodities & Commercial ("C&C"). Our previously reported MHE segment is reported as a discontinued operation as discussed under the heading, *"Separation of MHE"*.

- S&P Ratings is a provider of credit ratings, offering investors and market participants with information and independent ratings benchmarks.
- S&P Capital IQ is a global provider of digital and traditional financial research and analytical tools, which integrate cross-asset analytics and desktop services.
- S&P DJ Indices is a global index provider that maintains a wide variety of valuation and index benchmarks for investment advisors, wealth managers and institutional investors.
- C&C consists of business-to-business companies specializing in commercial and commodities markets that deliver their customers access to high-value information, data, analytic services and pricing benchmarks.

GROWTH AND VALUE PLAN ACTIONS

On September 12, 2011, we announced that our Board of Directors had unanimously approved a comprehensive Growth and Value Plan that includes separation into two companies: McGraw Hill Financial ("MHF"), focused on providing essential information to the capital, commodities and commercial markets, and McGraw-Hill Education ("MHE"), focused on education products and services and digital learning. The Growth and Value Plan has been focused on accelerating growth and increasing shareholder value through not only this separation, but also through substantial cost-cutting initiatives and increased share repurchases.

As we approach the completion of the Growth and Value Plan we have achieved our objectives under our Growth and Value Plan relating to the separation of MHE, cost reductions, increased shareholder return and investing/divesting in targeted assets that position us for long-term growth.

Separation of MHE

The timing of completing the separation has been dependent on many factors, including whether the separation occurs through a spin-off to our shareholders or a sale. After carefully considering all of the options for creating shareholder value, our Board of Directors concluded that a sale of MHE would generate the best value and certainty for our shareholders and most favorably position MHE for long-term success.

As such, on November 26, 2012, we entered into a definitive agreement to sell MHE to investment funds affiliated with Apollo Global Management, LLC, for a purchase price of $2.5 billion subject to certain closing adjustments. As part of this transaction, McGraw-Hill will receive $250 million in senior unsecured notes issued by the purchaser at an annual interest rate of 8.5%. We are currently in the process of determining the fair value of these notes. For all periods presented in our Form 10-K, the results of operations of MHE have been reclassified to reflect the business as a discontinued operation and the assets and liabilities of the business have been reclassified as held for sale in our consolidated balance sheets. The sale of MHE is subject to various closing conditions and is anticipated to close in the first quarter of 2013. Unless otherwise indicated, all disclosures and amounts in the MD&A relate to our continuing operations. See Item 1a, *Risk Factors,* in our Form 10-K for updates to certain risk factors related to the sale.

We plan to use the proceeds of the sale to pay off any short-term borrowing obligations, to make selective acquisitions that enhance our portfolio of brands and to sustain our share repurchase program.

Cost Reductions

From the announcement of our Growth and Value Plan we have been committed to on-going cost savings by year-end of greater than $100 million. We have surpassed that goal by approaching $175 million in savings by the end of 2012 through a focused effort on our cost structure, including:

- select headcount reductions of approximately 670 employees within MHF and 530 employees within MHE,
- the migration of numerous accounting work-streams, human resource processes and selected information-technology support services to world-class partners that specialize in these operations, and
- redesigning the employee benefit plans including a freeze of our U.S. employee retirement plan.

These cost goals were focused across the entire Company, including MHE. Approximately two-thirds of these cost reductions benefited MHE. Cost savings at MHF were partially offset by costs that were previously allocated to MHE, such as costs for centralized departments, that could not be classified as discontinued operations due to the nature of the expense. We will continue to look to extend outsourcing efforts to enhance cost synergies and realign administrative support for a leaner overall cost structure.

Increased Shareholder Return

During the two years ended December 31, 2012, we have returned $3.1 billion to our shareholders through a combination of share repurchases, our quarterly dividend and a special dividend.

We completed share repurchases of $1.8 billion and distributed regular quarterly dividends totaling approximately $600 million during the two years ended December 31, 2012. During the fourth quarter of 2012, our Board of Directors approved on December 6, 2012 a special dividend in the amount of $2.50 per share on our common stock, payable on December 27, 2012 to shareholders on record on December 18, 2012. This returned an additional approximately $700 million to our shareholders.

Investing/Divesting Targeted Assets

During 2012, we completed several acquisitions that we believe will position us for long-term growth across all our segments.

- S&P DJ INDICES – our transaction with CME Group, Inc. and CME Group Index Services LLC to form a new company, S&P Dow Jones Indices LLC;
- S&P CAPITAL IQ – Credit Market Analysis Limited, a provider of independent data concerning the over-the-counter markets; QuantHouse, an independent global provider of end-to-end systematic low-latency market data solutions; and R^2 Technologies, a provider of advanced risk and scenario-based analytics;
- C&C – Kingsman SA, a privately-held, Switzerland-based provider of price information and analytics for the global sugar and biofuels markets;
- S&P RATINGS – Coalition Development Ltd., a privately-held U.K. analytics company.

Refer to Note 3 – *Acquisitions and Divestitures* to our consolidated financial statements for further discussion.

In addition to the agreement to sell MHE, we completed the sale of our Broadcasting Group, previously included in our C&C segment, on December 30, 2011 and, accordingly, for the year ended December 31, 2011 and prior periods, the results of operations of the Broadcasting Group have been reclassified to reflect the business as a discontinued operation and assets and liabilities of the business have been removed from our consolidated balance sheet as of December 31, 2011.

The Growth and Value Plan has required us to incur non-recurring costs necessary to enable separation, reduce our cost structure, accelerate growth and increase shareholder value. The table below summarizes these costs including restructuring charges for the year ended December 31, 2012:

(in millions)	Continuing	Discontinued
Professional fees	$117	$17
Restructuring charges	68	39
Transaction costs for our S&P Dow Jones Indices LLC joint venture	15	–
Charges related to our lease commitments	8	3
Miscellaneous charges	18	2
	$226	$61

Total costs incurred since the Growth and Value Plan was announced in September of 2011 have been $297 million. These one-time expenses are largely professional fees, as we need the support of various consultants, business process and information technology firms, and financial advisors.

KEY RESULTS

	Years ended December 31,			% Change[1]	
(in millions)	**2012**	2011	2010	'12 vs '11	'11 vs '10
Revenue	**$4,450**	$3,954	$3,639	13%	9%
Operating profit	**$1,211**	$1,077	$1,026	12%	5%
% Operating margin	**27%**	27%	28%		
Diluted EPS from continuing operations	**$ 2.37**	$ 2.00	$ 1.86	19%	8%

1 % changes in the tables throughout the MD&A are calculated off of the actual number, not the rounded number presented.

2012

S&P RATINGS – Revenue and operating profit increased 15% and 18%, respectively. Revenue growth was driven by strong high-yield and investment grade corporate bond issuance related to robust refinancing activity and increases in bank loan ratings and structured finance. The increase was also impacted by increases in public finance driven by strong municipal bond issuance in the United States. Operating profit increased compared to 2011 primarily due to the increases in revenue, partially offset by higher incentive costs due to improved financial performance, an increase in legal expenses, restructuring charges of $15 million in the second half of 2012 and unfavorable foreign exchange rates.

S&P CAPITAL IQ – Revenue increased 9%, while operating profit decreased 3%. The revenue increase was primarily attributable to growth at Capital IQ driven by market share gains and increased contract values for existing accounts; and increases in our subscription base for the Global Credit Portal, which includes RatingsDirect®. Operating profit was significantly impacted by restructuring charges of $19 million recorded in the second half of 2012, as well as increased costs to further develop our content and software. The acquisitions of R² Technologies in February 2012, QuantHouse in April 2012 and Credit Market Analysis Limited ("CMA") in June 2012 also impacted the results, particularly amortization charges relating to the intangible assets.

S&P DJ INDICES – Revenue and operating profit increased 20% and 12%, respectively. The revenue increases were primarily due to revenue from our S&P Dow Jones Indices LLC joint venture. Excluding revenue from the joint venture, revenue increased 3%, primarily due to higher average levels of assets under management for ETF products and higher mutual fund revenue. Operating profit was significantly impacted by expenses for our joint venture, higher data fees and additional personnel costs for targeted staff increases to drive future growth.

C&C – Revenue and operating profit increased 9% and 38%, respectively. These increases were primarily driven by continued demand for Platts' proprietary content as annualized contract values increased; growth across our automotive sectors at J.D. Power and Associates ("JDPA"), primarily in Asia and the United States; and a strong focus on the management of expenses across the brands. Partially offsetting the growth in the segment were additional costs related to revenue growth, incentive costs at Platts and JDPA and restructuring charges of $12 million recorded in the second half of 2012.

2011

S&P RATINGS – Revenue increased 4% and operating profit declined 6%. Revenue growth was driven by an increase in non-transaction revenues due to growth in non-issuance related revenue at corporate ratings and increases at CRISIL, our majority owned Indian credit rating agency, partially offset by declines in structured finance. The decline in operating profit was driven by an increase in expenses resulting from staff increases and incremental compliance and regulatory costs as well as a decline in transaction revenue.

S&P CAPITAL IQ – Revenue and operating profit increased 13% and 25%, respectively. Increases were primarily driven by Integrated Desktop Solutions due to growth at Capital IQ, revenue from TheMarkets.com acquired in September 2010 and our subscription base for the Global Credit Portal, which includes RatingsDirect; and increases at Enterprise Solutions driven by growth at Global Data Solutions, which includes RatingsXpress. Also impacting operating profit were higher expenses from personnel costs and additional costs to further develop infrastructure.

S&P DJ INDICES – Revenue and operating profit increased 18% and 31%, respectively, due to growth in our exchange-traded fund products. Also impacting operating profit were higher expenses from personnel costs.

C&C – Revenue and operating profit increased 10% and 18%, primarily driven by strong demand for Platt's' proprietary content and growth in our syndicated studies and consulting services in the automotive and non-automotive sectors, partially offset by decreases in the construction business.

OUTLOOK

We strive to be the foremost provider of essential information such as benchmarks, intelligence and analytics in the global capital, commodities and commercial markets. We seek to leverage the strength of our globally recognized brands to promote sustainable growth by bringing transparency and independent insights to those markets. Our strategy seeks to understand the key trends affecting our businesses and address them, thereby achieving our enterprise objectives.

Four key trends are increasing the need for content and analytics in the markets we serve:

- The globalization of the capital markets: the global demand for capital and commodities markets trading and liquidity is expanding rapidly in both developed and growth markets;
- The need for data-driven decision making tools: developments in technology, communications and data processing have increased the demand for time-critical, multi-asset class data and solutions;
- Systemic regulatory change: new global legislation (e.g. Dodd-Frank, U.S. Commodity Futures Trading Commission and Basel III) is creating new and complex operating and capital models for banks and market participants; and
- Increased volatility and risk: amplified uncertainty and market volatility around short-term events are driving the need for new methodologies to measure risk, return and profitability.

We are focused on delivering against these enterprise objectives:

- Extend Market Leadership: extend our position as a global leader in our market segments
- Build Scalable Capabilities: further institutionalize key capabilities such as technology and risk management
- Foster Talent: attract and retain top talent
- Create Shareholder Value: deliver high top-line and bottom-line growth and positive returns to shareholders

Our enterprise strategy, which will support the achievement of these core objectives, includes the following components:

- Organic Growth: support a portfolio of leading market brands that delivers high top-line and bottom-line growth
- Global Expansion: expand our global footprint to capture opportunities in both mature and growth markets
- Acquisitions and Partnerships: supplement organic growth with acquisitions and partnerships
- Scalable Capabilities: create and leverage efficiency and effectiveness through common platforms, processes and standards
- Talent Retention and Acquisition: leverage our position as a market leader to become an employer of choice in our chosen markets and geographies

There can be no assurance that we will achieve success in implementing any one or more of these strategies as a variety of factors could unfavorably impact operating results, including prolonged difficulties in the global credit markets and a change in the regulatory environment affecting our businesses.

Further projections and discussion on our 2013 outlook for our segments can be found within "Segment Review".

RESULTS OF OPERATIONS

CONSOLIDATED REVIEW

	Years ended December 31,			% Change	
(in millions)	**2012**	2011	2010	'12 vs '11	'11 vs '10
Revenue	**$4,450**	$3,954	$3,639	13%	9%
Expenses:					
Operating-related expenses	**1,460**	1,392	1,206	5%	15%
Selling and general expenses	**1,709**	1,387	1,318	23%	5%
Depreciation and amortization	**122**	111	96	11%	15%
Total expenses	**3,291**	2,890	2,620	14%	10%
Other income	**52**	13	7	N/M	82%
Operating profit	**1,211**	1,077	1,026	12%	5%
Interest expense, net	**81**	77	83	4%	(7)%
Provision for taxes on income	**404**	374	344	8%	9%
Income from continuing operations	**726**	626	599	16%	5%
(Loss) income from discontinued operations	**(234)**	308	252	N/M	22%
Less: net income from continuing operations attributable to noncontrolling interests	**(50)**	(19)	(19)	N/M	1%
Less: net income from discontinuing operations attributable to noncontrolling interests	**(5)**	(4)	(4)	6%	(4)%
Net income attributable to The McGraw-Hill Companies, Inc.	**$ 437**	$ 911	$ 828	(52)%	10%

N/M – Not meaningful

REVENUE

(in millions)	2012	2011	2010	'12 vs '11	'11 vs '10
	Years ended December 31,			% Change	
Subscription/Non-transaction revenue	**$2,855**	$2,672	$2,407	7%	11%
Non-subscription/Transaction revenue	**$1,595**	$1,282	$1,232	24%	4%
Domestic revenue	**$2,684**	$2,373	$2,253	13%	5%
International revenue	**$1,766**	$1,581	$1,386	12%	14%

2012

Revenue increased $496 million or 13% as compared to 2011, primarily due to strong high-yield investment grade corporate bond issuance, which impacted non-subscription/transaction revenue; growth in our global commodities products; growth for our Capital IQ product, strong municipal bond issuance in the U.S. and increases in bank loan ratings; increases in the subscription base for Global Data Solutions; and recent acquisitions, including, QuantHouse in April 2012 and CMA and our S&P Dow Jones Indices LLC joint venture in June 2012. See "Segment Review" below for further information.

Foreign exchange rates had an unfavorable impact of $40 million on revenue. This impact refers to constant currency comparisons estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year.

2011

Revenue increased primarily due to growth in our global commodities products, growth at Capital IQ, revenue from TheMarkets.com acquired in September 2010, non-transaction revenue growth at CRISIL, an increase in our corporate industrial ratings and higher sales of our exchange-traded fund products. This was partially offset by a decline in our construction business, public finance, structured finance and investment research products.

Foreign exchange rates had a favorable impact of $35 million on revenue. This impact refers to constant currency comparisons estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year.

TOTAL EXPENSES

The following tables provide an analysis by segment of our operating-related expenses and selling and general expenses for the years ended December 31, 2012 and 2011:

	2012		2011		% Change	
(in millions)	**Operating-related expenses**	**Selling and general expenses**	Operating-related expenses	Selling and general expenses	Operating-related expenses	Selling and general expenses
S&P Ratings	**$ 677**	**$ 479**	$ 657	$ 362	3%	33%
S&P Capital IQ	**456**	**412**	383	393	19%	5%
S&P DJ Indices[1]	**73**	**96**	75	56	(3)%	71%
C&C	**335**	**368**	351	356	(5)%	3%
Intersegment eliminations	**(69)**	**–**	(63)	–	(9)%	–%
Total segments	**1,472**	**1,355**	1,403	1,167	5%	16%
Corporate[2]	**(12)**	**354**	(11)	220	7%	61%
	$1,460	**$1,709**	$1,392	$1,387	5%	23%

1 For 2012, selling and general expenses includes transaction costs of $15 million for our S&P Dow Jones Indices LLC joint venture.

2 For 2012, selling and general expenses includes expenses of $156 million for our Growth and Value Plan, including costs related to the separation of MHE, restructuring costs and other related non-recurring costs, partially offset by a vacation accrual reversal of $52 million.

Operating-Related Expenses

Operating-related expenses increased $68 million or 5% as compared to 2011, primarily driven by increased costs at S&P Ratings of $50 million or 9% and S&P Capital IQ of $37 million or 15%. These increases were primarily a result of higher personnel costs, including incentive compensation, at S&P Ratings and global staff increases at S&P Capital IQ. This was partially offset by lower compensation expense at C&C of $13 million or 15% due to a reduction in headcount from recent restructuring actions.

Intersegment eliminations relates to a royalty charged to S&P Capital IQ for the rights to use and distribute content and data developed by S&P Ratings.

Selling and General Expenses

During 2012, we recorded $226 million of Growth and Value Plan related costs necessary to enable separation and reduce our cost structure, which includes professional fees, severance charges, transaction costs for our S&P Dow Jones Indices LLC joint venture and a charge related to a reduction in our lease commitments. Excluding these costs and $10 million of Growth and Value Plan costs for 2011, selling and general expenses increased $106 million as compared to 2011, due to higher costs associated with increased sales and additional stock-based compensation, mainly due to higher expected performance achievement and an increase in the grant price of our equity awards. Personnel costs increased $43 million at S&P Ratings, $26 million at C&C, $7 million at S&P DJ Indices and $5 million at S&P Capital IQ as revenue growth improved 15%, 9%, 20% and 9%, respectively. In addition, S&P Ratings had increased legal costs as compared to 2011.

Depreciation and Amortization

Depreciation and amortization increased $11 million or 11% as compared to 2011, primarily due to additional intangible asset amortization related to our recent acquisitions, partially offset by reduced purchases of furniture and computer equipment last year as we focused on continued cost controls.

The following tables provide an analysis by segment of our operating-related expenses and selling and general expenses for the years ended December 31, 2011 and 2010:

	2011		2010		% Change	
(in millions)	Operating-related expenses	Selling and general expenses	Operating-related expenses	Selling and general expenses	Operating-related expenses	Selling and general expenses
S&P Ratings	$ 657	$ 362	$ 573	$ 321	15%	13%
S&P Capital IQ	383	393	325	408	18%	(4)%
S&P DJ Indices	75	56	59	70	27%	(20)%
C&C	351	356	309	328	14%	9%
Intersegment eliminations	(63)	–	(56)	–	(13)%	–%
Total segments	1,403	1,167	1,210	1,127	16%	4%
Corporate	(11)	220	(4)	191	N/M	15%
	$ 1,392	$ 1,387	$1,206	$1,318	15%	5%

Operating-Related Expenses

Operating-related expenses increased $186 million or 15% as compared to 2010, primarily driven by increased personnel costs and additional costs to further develop infrastructure.

Intersegment eliminations relates to a royalty charged to S&P Capital IQ for the rights to use and distribute content and data developed by S&P Ratings.

Selling and General Expenses

Selling and general expenses increased $69 million or 5% as compared to 2010, primarily due to a fourth quarter restructuring plan we initiated across the Company as part of our Growth and Value Plan which resulted in a $32 million charge; higher costs associated with increased sales; higher compensation; and incremental compliance and regulatory costs, primarily in our S&P Ratings segment.

Depreciation and Amortization

Depreciation and amortization increased $15 million or 15% as compared to 2010, primarily due to additional intangible asset amortization related to our recent acquisitions.

OTHER INCOME

In the fourth quarter of 2012, we recorded a pre-tax gain of $52 million within other income in the consolidated statement of income related to a change in our vacation policy. The change in our vacation policy modified the number of days that employees are entitled to for unused vacation time upon termination of employment as they will only be paid for vacation days equivalent to what they have earned in the current year.

During 2011, we recorded a pre-tax gain of $13 million within other income in the consolidated statement of income, which related to the sale of our interest in LinkedIn Corporation in their initial public offering. This investment was held within our C&C segment.

During 2010, we recorded a pre-tax gain of $7 million within other income in the consolidated statement of income, which related to the sale of certain equity interests in India which were part of our S&P Ratings segment.

OPERATING PROFIT

We consider operating profit to be an important measure for evaluating our operating performance and we define operating profit as revenues less the related cost of producing the revenues and selling and general expenses. We also further evaluate operating profit for each of the reportable business segments in which we operate.

We internally manage our operations by reference to "segment operating profit" and resources are allocated primarily based on segment operating profit. Segment operating profit is defined as operating profit before allocated expenses, which are centrally managed costs and do not affect the operating results of our segments. Segment operating profit is one of the key metrics we use to evaluate operating performance. Segment operating profit is not, however, a measure of financial performance under U.S. GAAP, and may not be defined and calculated by other companies in the same manner.

				% Change	
(in millions)	**2012**	2011	2010	'12 vs '11	'11 vs '10
S&P Ratings	**$ 849**	$ 720	$ 762	18%	(6)%
S&P Capital IQ	**208**	214	171	(3)%	25%
S&P DJ Indices [1]	**212**	189	144	12%	31%
C&C	**248**	180	153	38%	18%
Total segment operating profit	**1,517**	1,303	1,230	16%	6%
Unallocated expense [2]	**(306)**	(226)	(204)	36%	11%
Total operating profit	**$1,211**	$1,077	$1,026	12%	5%

1 2012 includes transaction costs for our S&P Dow Jones Indices LLC joint venture.

2 Includes depreciation expense and expenses for our Growth and Value Plan, including restructuring costs and other related non-recurring costs, partially offset by a vacation accrual reversal.

2012

SEGMENT OPERATING PROFIT – Increased $214 million, or 16% as compared to 2011. Segment operating income margins were 34% and 33% for 2012 and 2011, respectively. Restructuring charges and other non-recurring charges as noted above mitigated the margin improvement for the period. See "Segment Review" below for further information. In addition, segment operating profit benefited from reduced pension costs as we froze our U.S. Employee Retirement Plan effective on April 1, 2012.

UNALLOCATED EXPENSE – Increased by $80 million or 36% as compared to 2011, mainly as a result of $156 million of Growth and Value Plan related costs necessary to enable separation and reduce our cost structure, which includes professional fees of $117 million and restructuring charges of $21 million. This was partially offset by a vacation accrual reversal of $52 million. Unallocated expenses also includes an increase for costs that were previously allocated to MHE, such as costs for centralized departments, that could not be classified as discontinued operations due to the nature of the expense.

Foreign exchange rates had an unfavorable impact of $6 million on operating profit for 2012. This impact refers to constant currency comparisons and the remeasurement of monetary assets and liabilities. Constant currency impacts are estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year. Remeasurement impacts are based on the variance between current-year and prior-year foreign exchange rate fluctuations on assets and liabilities denominated in currencies other than the individual business' functional currency.

2011

SEGMENT OPERATING PROFIT – Increased $73 million, or 6% as compared to 2010. Segment operating income margins were and 33% 34% for 2011 and 2010, respectively. Restructuring charges as noted above mitigated the margin improvement for the period. See "Segment Review" below for further information.

UNALLOCATED EXPENSE – Increased by $22 million or 11% as compared to 2010, mainly as a result of $27 million of Growth and Value Plan related costs necessary to enable separation and reduce our cost structure, which includes restructuring charges of $17 million and professional fees of $10 million.

Foreign exchange rates had a favorable impact of $13 million on operating profit for 2011.

INTEREST EXPENSE, NET

Net interest expense increased 4% as compared to 2011, primarily due to increased interest expense related to uncertain tax positions, as well as lower international interest income from our investments in 2012 compared with 2011. Net interest expense decreased 7% compared to 2010 primarily due to higher international interest income from our investments in 2011 compared with 2010.

PROVISION FOR INCOME TAXES

Our effective tax rate from continuing operations was 35.8%, 37.4% and 36.4% for 2012, 2011 and 2010, respectively. The reduction in the effective tax rate from the prior year periods was primarily due to the partnership structure of the S&P Dow Jones Indices LLC joint venture, the Growth and Value Plan and restructuring costs incurred primarily in the United States. Including discontinued operations, the effective tax rate was 45.8%, 36.5% and 36.4% for 2012, 2011 and 2010, respectively. The increase in the effective tax rate including discontinued operations for 2012 was due to the goodwill impairment recorded at MHE.

Absent any impact of factors including intervening audit settlements, changes in federal, state or foreign law and changes in the geographical mix of our income, we expect our 2013 effective tax rate to decrease from our 2012 effective tax rate due to the full year effect of the S&P Dow Jones Indices LLC joint venture.

(LOSS) INCOME FROM DISCONTINUED OPERATIONS

2012

Loss from discontinued operations was $234 million in 2012 as compared to income from discontinued operations of $308 million in 2011, primarily as a result of revenue declines and several non-recurring items.

Revenue at MHE decreased $230 million or 10% as compared to 2011, primarily due to decreases in the adoption states as well as open territory sales at School Education Group. Also contributing to the reduction was a substantial increase in deferred revenue due to higher sales of programs that contain digital components that will be delivered over multiple years. In the Higher Education, Professional and International Group, sales of new editions have been impacted by the growth of the used book and rental market. However, digital sales across MHE continue to increase as compared to 2011.

Non-recurring items impacting the loss from discontinued operations included:

- Intangible asset impairments of $497 million that consisted of goodwill, prepublication and inventory assets at MHE's School Education Group ("SEG").
  - As a result of the offer we received from Apollo Global Management, LLC in the fourth quarter of 2012, we performed a goodwill impairment review at MHE, which resulted in a full impairment of goodwill of $478 million at SEG.
  - An impairment charge of $19 million was recorded on certain prepublication and inventory assets as targeted school programs were shut down.
- Restructuring charges of $39 million consisting primarily of employee severance costs related to a workforce reduction of approximately 530 positions.
- Direct transaction costs of $17 million for legal and professional fees related to the sale of MHE.
- A charge related to a lease commitment of $3 million.
- These charges were partially offset by a vacation accrual reversal of $17 million related to a change in our vacation policy.

2011

Income from discontinued operations increased 22%, primarily due to a gain of $74 million, net of tax, related to the sale of our Broadcasting Group completed on December 30, 2011. Excluding the gain, income from discontinued operations decreased 7% compared to 2010 as a result of revenue declines and restructuring charges at MHE of $34 million consisting primarily of employee severance costs. Revenue at MHE decreased $141 million or 6% as compared to 2010, primarily due to decreases in the adoption states as well as open territory sales at SEG.

SEGMENT REVIEW

S&P RATINGS

Credit ratings are one of several tools that investors can use when making decisions about purchasing bonds and other fixed income investments. They are opinions about credit risk and our ratings express our opinion about the ability and willingness of an issuer, such as a corporation or state or city government, to meet its financial obligations in full and on time. Our credit ratings can also relate to the credit quality of an individual debt issue, such as a corporate or municipal bond, and the relative likelihood that the issuer may default.

S&P Ratings differentiates its revenue between transaction and non-transaction. Transaction revenue primarily includes fees associated with:

- ratings related to new issuance of corporate and government debt instruments, and structured finance debt instruments;
- bank loan ratings; and
- corporate credit estimates, which are intended, based on an abbreviated analysis, to provide an indication of our opinion regarding creditworthiness of a company which does not currently have an S&P Ratings credit rating.

Non-transaction revenue primarily includes fees for surveillance of a credit rating, annual fees for customer relationship-based pricing programs and fees for entity credit ratings.

	Years ended December 31,			% Change	
(in millions)	**2012**	2011	2010	'12 vs '11	'11 vs '10
Revenue:					
Transaction	**$ 903**	$ 651	$ 662	39%	(2)%
Non-transaction	**1,131**	1,116	1,033	1%	8%
Total revenue	**$2,034**	$1,767	$1,695	15%	4%
% of total revenue:					
Transaction	**44%**	37%	39%		
Non-transaction	**56%**	63%	61%		
Domestic revenue	**$1,102**	$ 910	$ 919	21%	(1)%
International revenue	**$ 932**	$ 857	$ 776	9%	10%
Operating profit	**$ 849**	$ 720	$ 762	18%	(6)%
% Operating margin	**42%**	41%	45%		

Revenue

2012

Transaction revenue grew significantly as compared to 2011 driven by strong high-yield and investment grade corporate bond issuance related to robust refinancing activity. Borrowers took advantage of low rates replacing existing bonds with cheaper debt, particularly in the second half of 2012 as issuers refinanced in advance of the uncertainty surrounding the U.S. fiscal cliff and Presidential election. The significant increase was also attributable to weak results in the second half of 2011 resulting from the impacts of the sovereign crisis in Europe and a slow economic recovery. Additionally, increases in 2012 in public finance contributed to growth in transaction revenue, primarily from strong municipal bond issuance in the U.S. as refunding activity increased dramatically over 2011. Strong growth in bank loan ratings, resulting from a favorable interest rate environment, was also a key driver contributing to the growth in structured finance revenues, specifically an increase to U.S. collateralized loan obligations ("CLO") transaction revenue. U.S. asset backed securities ("ABS") transaction revenue also increased due to favorable spreads, expansion of both bank & non-bank issuance and solid refinancing activity of student loans.

Non-transaction revenue remained relatively flat as growth in non-issuance related revenue at corporate ratings, primarily for entity credit ratings and rating evaluation services, was offset by declines in annual fees and program fees in structured finance. Annual fees include surveillance fees and other customer relationship-based fees. Additionally, CRISIL's acquisition of Coalition Development Ltd. in July of 2012 had a favorable impact on non-transaction revenue in 2012. Non-transaction revenue includes an intersegment royalty charged to S&P Capital IQ for the rights to use and distribute content and data developed by S&P Ratings. Royalty revenue for 2012 and 2011 was $69 million and $63 million, respectively.

Foreign exchange rates had an unfavorable impact of $37 million on revenue for 2012.

2011

Revenue increased compared to 2010 as non-transaction revenue growth offset the slight decline in transaction revenue. Non-transaction revenue includes an intersegment royalty charged to S&P Capital IQ for the rights to use and distribute content and data developed by S&P Ratings. Royalty revenue for

the years ended December 31, 2011 and 2010 was $63 million and $56 million, respectively. Foreign exchange rates had a favorable impact of $25 million on revenue for 2011.

The decrease in transaction revenue was driven primarily by declines in public finance and structured finance. These declines were partially offset by increases at corporate ratings due to growth in bank loan ratings and high-yield corporate bond ratings revenue. U.S. municipal bond issuance decreased as municipal market volume declined driven by the expiration of the Build America Bond program at the end of 2010. Declines in structured finance were driven by lower issuance volumes in the U.S. of residential mortgage-backed securities ("RMBS"), collateralized debt obligations ("CDO") and ABS.

Revenue derived from non-transaction related sources increased compared to 2010, primarily as a result of growth in non-issuance related revenue at corporate ratings, primarily for entity credit ratings, ratings evaluation services and surveillance fees, and CRISIL, our majority owned Indian credit rating agency, primarily for outsourcing services and the acquisition of Pipal Research in December 2010. This was partially offset by declines in structured finance related to lower annual fees that were adversely impacted by increased deal maturities and defaults, primarily on CDO deals. Non-transaction revenue represented a larger percentage of total S&P Ratings revenue for 2011 compared to 2010 as transaction revenue decreased and non-transaction revenue increased in 2011 due to the factors discussed above.

Operating Profit

2012

Operating profit increased compared to 2011 primarily due to the increases in revenue as noted above. These increases were partially offset by increased expenses resulting from higher incentive costs due to improved financial performance, an increase in legal expenses, restructuring charges of $15 million in the second half of 2012 consisting of employee severance costs related to a workforce reduction of approximately 100 positions, CRISIL's acquisition of Coalition Development Ltd. in July of 2012 and an unfavorable impact from foreign exchange rates of $13 million.

2011

Operating profit decreased compared to 2010 due to increased expenses resulting from staff increases, incremental compliance and regulatory costs, restructuring charges of $9 million in the fourth quarter of 2011 consisting of employee severance costs related to a workforce reduction of approximately 30 positions and a decline in transaction revenue, partially offset by growth in non-transaction revenue as noted above and a favorable impact from foreign exchange rates of $12 million.

Issuance Volumes

We monitor issuance volumes as an indicator of trends in transaction revenue streams within S&P Ratings. Issuance volumes noted within the discussion that follows are based on the domicile of the issuer. Issuance volumes can be reported in two ways: by "domicile" which is based on where an issuer is located or where the assets associated with an issue are located, or based on "marketplace" which is where the bonds are sold. The following tables depict changes in issuance levels as compared to the prior year, based on Thomson Financial, Harrison Scott Publications, Dealogic and S&P Rating's internal estimates.

	2012 Compared to 2011	
Corporate Issuance	U.S.	Europe
High-Yield Issuance	51%	35%
Investment Grade	29%	20%
Total New Issue Dollars – Corporate Issuance	35%	21%

- Corporate issuance in the U.S. and Europe was driven by strong high-yield debt issuance and investment grade debt issuance as borrowers took advantage of low funding rates to opportunistically refinance existing debt. Both investment grade and high-yield issuance comparisons also benefited from low volumes in 2011.

	2012 Compared to 2011	
Structured Finance	U.S.	Europe
Residential Mortgage-Backed Securities ("RMBS")	49%	(51)%
Commercial Mortgage-Backed Securities ("CMBS")	46%	*
Collateralized Debt Obligations ("CDO")	115%	*
Asset-Backed Securities ("ABS")	43%	(1)%
Covered Bonds	*	(46)%
Total New Issue Dollars – Structured Finance	54%	(42)%

* Represents low issuance levels in 2012 and 2011.

- RMBS volume is up in the U.S. due to higher re-REMIC activity. RMBS grew off of a low base in 2011. RMBS volumes in Europe were down reflecting issuers taking advantage of the Bank of England's Funding for Lending Scheme.
- CMBS issuance is up in the U.S. as improving economic conditions, stabilizing delinquency rates and narrowing spreads have increased the attractiveness and competitiveness of the CMBS market, particularly in the fourth quarter. European CMBS issuance continued to remain constrained with low issuance levels in both periods.
- Issuance in the CDO asset class in the U.S. was driven by strong CLO issuance due to an increase in corporate loan activity. European issuance in the CDO asset class was minimal due to economic uncertainty and increases compare to a very low level of activity in 2011.
- ABS issuance in the U.S. is up primarily due to strength in autos, partially due to growth in subprime lending as well as an expansion of bank lending on prime loans. An increasingly tighter spread environment has triggered a substantial return of credit card activity from banks and also resulted in significant refinancing opportunities in the student loan sector which also contributed to the growth. European ABS issuance levels remained in line with 2011.
- Covered bond issuance (which are debt securities backed by cash flows from mortgages or public sector loans) in Europe is down resulting from uncertainty regarding sovereign risk and the potential unfavorable impact on this sector as well as lower funding requirements due to additional liquidity provided by the European Central Bank through its long-term refinancing operations.

Industry Highlights and Outlook

Strong high-yield and investment grade issuance in 2012 was driven by robust refinancing activity as borrowers took advantage of low rates replacing existing bonds with cheaper debt. During the second half, issuance was driven by issuers refinancing in advance of the uncertainty surrounding the U.S. fiscal cliff and Presidential election. In 2013, opportunistic issuance is expected to continue at a slightly slower pace as many refinancings were completed in 2012, however, we believe the longer term outlook for the corporate bond market continues to be healthy.

Structured finance issuance in the U.S. continued its turnaround throughout 2012 and 2013 looks to build on this momentum. The U.S. RMBS market is expected to remain modest given continuing home pricing pressures, historically low mortgage origination levels, and continued high unemployment nationally. European RMBS issuance volumes continued to remain low during 2012 and we expect the Bank of England's Funding for Lending Scheme will continue to dampen European RMBS issuance in 2013. U.S. CMBS issuance experienced growth, particularly in the fourth quarter, due to improving economic conditions, low interest rates, stabilizing delinquency rates, and narrowing spreads. Healthier U.S. CMBS issuance levels are expected to continue in 2013.

The U.S. CDO market experienced strong CLO activity in 2012. We expect this activity to remain strong as we move into 2013. U.S. ABS issuance volume in 2012 was robust with strength in autos leading the way as vehicle sales have increased and the outlook for 2013 remains strong. European ABS issuance volume experienced strong growth in autos and credit cards in the fourth quarter of 2012. These trends are also expected to continue in 2013.

Legal and Regulatory Environment

The financial services industry is subject to the potential for increased regulation in the U.S. and abroad. The businesses conducted by our S&P Ratings segment are, in certain cases, regulated under the Credit Rating Agency Reform Act of 2006, the U.S. Securities Exchange Act of 1934 and/or the laws of the states or other jurisdictions in which they conduct business.

Standard & Poor's Ratings Services is a credit rating agency that is registered with the SEC as a Nationally Recognized Statistical Rating Organization ("NRSRO"). The SEC first began designating NRSROs in 1975 for use of their credit ratings in the determination of capital charges for registered brokers and dealers under the SEC's Net Capital Rule.

The "Credit Rating Agency Reform Act of 2006" (the "Act") created a new SEC registration system for rating agencies that choose to register as NRSROs. Under the Act, the SEC is given authority and oversight of NRSROs and can censure NRSROs, revoke their registration or limit or suspend their registration in certain cases. The rules implemented by the SEC pursuant to the Act address, among other things, prevention or misuse of material non-public information, conflicts of interest and improving transparency of ratings performance and methodologies. The public portions of the current version of S&P Ratings's Form NRSRO are available on S&P Rating's Web site.

Outside the U.S., regulators and government officials have been implementing formal oversight of credit rating agencies. S&P Ratings is subject to regulations in several foreign jurisdictions in which it operates and continues to work closely with regulators globally, including the International Organization of Securities Commissions, the European Securities and Markets Authority and others to promote the global consistency of regulatory requirements. S&P Ratings expects regulators in additional countries to introduce new regulations in the future.

We have reviewed the new laws, regulations and rules which have been adopted and have implemented, or are planning to implement, changes as required. We do not believe that such new laws, regulations or rules will have a materially adverse effect on our financial condition or results of operations. Other laws, regulations and rules relating to credit rating agencies are being considered by local, national, foreign and multinational bodies and are likely to continue to be considered in the future, including provisions seeking to reduce regulatory and investor reliance on credit ratings, rotation of credit rating agencies and liability standards applicable to credit rating agencies. The impact on us of the adoption of any such laws, regulations or rules remains uncertain, but could increase the costs and legal risks relating to S&P Rating's rating activities.

For a further discussion of competitive and other risks inherent in the S&P Ratings business, see Item 1a, *Risk Factors Specific to our Standard & Poor's Ratings Segment*, in our Form 10-K.

In the normal course of business both in the U.S. and abroad, the Company and its subsidiaries are defendants in numerous legal proceedings and are involved, from time to time, in governmental and self-regulatory agency proceedings which may result in adverse judgments, damages, fines or penalties. Also, various governmental and self-regulatory agencies regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations.

See Note 13 – *Commitments and Contingencies* to our consolidated financial statements for further discussion.

S&P CAPITAL IQ

S&P Capital IQ's portfolio of products brings together integrated data sets, indices, research, and analytic insights in an integrated desktop solution to serve multiple investor segments across the financial community. In addition, the segment has products that integrates its content for delivery to the financial market via feeds, as well as through on-demand and customizable delivery tools. Specific products include:

- Capital IQ - a product suite that provides data, analytics and third-party research for global financial professionals;
- Global Credit Portal - a web-based solution that provides real-time credit research, market information and risk analytics, which includes RatingsDirect®;
- Global Data Solutions - combines high-quality, multi-asset class and market data to help professional investors, traders, and analysts meet the new analytical, risk management, regulatory and front-to-back office operation requirement, which includes RatingsXpress®; and
- investment research products.

	Years ended December 31,			% Change	
(in millions)	**2012**	2011	2010	'12 vs '11	'11 vs '10
Revenue	**$1,124**	$1,031	$ 916	9%	13%
Subscription revenue	**$1,014**	$ 922	$ 812	10%	14%
Non-subscription revenue	**$ 110**	$ 109	$ 104	1%	5%
Domestic revenue	**$ 749**	$ 693	$ 622	8%	11%
International revenue	**$ 375**	$ 338	$ 294	11%	15%
Operating profit	**$ 208**	$ 214	$ 171	(3)%	25%
% Operating margin	**19%**	21%	19%		

Revenue

2012

Revenue grew compared to 2011, primarily due to growth at Capital IQ, Global Data Solutions and the recent acquisitions of R² Technologies, QuantHouse and CMA.

The increase at Capital IQ was driven by market share gains and increased contract values for existing accounts, however headcount reductions in the financial services industry have tempered growth. The number of clients have still increased 7% from 2011 and the spend from the top accounts continues to grow. The client increase includes a certain percentage of clients on TheMarkets.com platform that have been migrated to the Capital IQ platform. The subscription base for the Global Credit Portal increased slightly as difficult market conditions due to budget constraints and reductions in headcount across the customer base affected revenue in 2012. Clients continue to reduce staff levels to manage their spending levels and layoffs have continued to be announced through the fourth quarter of 2012.

The subscription base for Global Data Solutions is growing from new client relationships and expanded relationships into existing accounts as the number of RatingsXpress® customers have increased 10% in 2012 as compared to 2011. However, average contract values for those customers have declined due to customer budget constraints amidst difficult market conditions. Client cancellations have also been higher than in the prior year due to increased merger and acquisition activity during the year that caused those clients to reevaluate their subscriptions.

Traditionally, revenue has been primarily domestic, however, due to increases in Europe for the subscription base for RatingsXpress®, continued sales efforts of the Capital IQ desktop in Europe and Asia and recent acquisitions in Europe, international growth continued to occur throughout 2012.

2011

Revenue grew compared to 2010, primarily due to platform enhancements resulting in market share gains and increased contract values for existing accounts at Capital IQ; the acquisition of TheMarkets.com in September 2010; and growth in the subscription base, both in new clients and in further expanding the existing customer base for the Global Credit Portal, which includes RatingsDirect®. Global Data Solutions also contributed to the increase driven primarily by growth in the subscription base from new client relationships and expanded relationships into existing accounts.

Capital IQ continued to have significant client growth as the number of clients increased 14% in 2011 as compared to 2010. Traditionally, subscription revenue has been primarily domestic, however, due to the continued enhancements of the Capital IQ international database, strong sales for the Global Credit Portal and RatingsXpress®, particularly in Europe, double-digit international growth occurred in 2011.

Operating Profit

2012

Operating profit decreased slightly as compared to 2011. 2012 was significantly impacted by restructuring charges of $19 million recorded in the second half of 2012 consisting of employee severance costs related to a workforce reduction of approximately 150 positions. The 2012 acquisitions also contributed to the decrease, particularly due to amortization charges relating to the intangible assets. Also impacting operating profit were staff increases, primarily in developing regions, increased technology costs to support the growth in the employee base and costs to further develop our content and software. These decreases were partially offset by the increase in revenue discussed above and a favorable impact from foreign exchange rates of $7 million.

2011

Operating profit increased compared to 2010, primarily due to increases in the subscription base for the Global Credit Portal and Global Data Solutions and strong results in our CUSIP business. In addition, growth at Capital IQ and the acquisition of TheMarkets.com contributed to the increase. These increases were partially offset by higher personnel costs and staff increases internationally, mainly in India, and additional costs to build out our integrated data feed within Global Data Solutions and costs to further develop our infrastructure.

Industry Highlights and Outlook

The segment is focused on integrating and evolving its assets and capabilities into one scaled business that offers unique, high-value offerings across all asset classes. S&P Capital IQ made significant progress in building new functionality filling critical capability gaps to bolster their foundation for future growth. Specific strategic acquisitions included:

- In February 2012, we completed the acquisition of R^2 Technologies, a provider of advanced risk and scenario-based analytics to traders, portfolio and risk managers for pricing, hedging and capital management across asset classes, allowing us to offer an integrated view of market and credit risks across asset classes.
- In April 2012, we completed the acquisition of QuantHouse, an independent global provider of end-to-end systematic low-latency market data solutions, allowing us to offer unique real-time monitors, derived data sets and analytics as well as the ability to package and resell this data as part of a core solution.
- In June 2012, we completed the acquisition of CMA, a provider of independent data in the over-the-counter markets.

As a result of our focus on integration and these acquisitions, demand is expected to continue to increase for our Capital IQ and data and information offerings. Enhancements to the segments content and platforms will be a key focus in 2013. In addition, growing the client base will be another important area of focus. As the segment increases the integration of their services on their delivery platforms, specifically, RatingsDirect® on the Capital IQ platform and the delivery of RatingsXpress®, and continues to bring new analytic and data solutions to the marketplace, they expect additional customer growth to occur.

Legal and Regulatory Environment

The financial services industry is subject to the potential for increased regulation in the U.S. and abroad. The businesses conducted by S&P Capital IQ are in certain cases regulated under the U.S. Investment Advisers Act of 1940, the U.S. Securities Exchange Act of 1934 and/or the laws of the states or other jurisdictions in which they conduct business.

The markets for financial research, investment and advisory services are very competitive. S&P Capital IQ competes domestically and internationally on the basis of a number of factors, including the quality of its research and advisory services, client service, reputation, price, geographic scope, range of products and services, and technological innovation.

On November 17, 2009, the European Commission, Directorate-General for Competition ("EC") sent a Statement of Objections ("SO") to the Company outlining the EC's preliminary view that Standard & Poor's CUSIP Service Bureau (an S&P Rating's brand that is part of S&P Capital IQ) was abusing its position as the sole-appointed National Numbering Agency for U.S. securities by requiring financial institutions and Information Service Providers to pay licensing fees for the use of International Securities Identification Numbers. As set forth in the SO, the EC's preliminary view was that this behavior amounted to unfair pricing and infringed European competition law. The Company believed these preliminary views were erroneous but in order to resolve the investigation, proposed a set of commitments to the EC. Following market testing of the commitments, further discussions between the parties and some limited modifications to the commitments, the EC on November 15, 2011 accepted and made those commitments legally binding and ended its investigation. Pursuant to the commitments, CUSIP Global Services will create and distribute a new data feed of US International Securities Identification Numbers tailored specifically to the institutions for their use within the European Economic Area within five months.

See Note 13 - *Commitments and Contingencies* to our consolidated financial statements for further discussion.

S&P DJ INDICES

S&P DJ Indices is a global index provider that maintains a wide variety of investable and benchmark indices to meet an array of investor needs. S&P DJ Indices generates subscription revenue but primarily derives revenue from non-subscription products based on the S&P and Dow Jones Indices, specifically through fees on exchange traded funds ("ETFs"), mutual funds and insurance assets. Additionally, fees are generated through both over-the-counter derivative issuances as well as exchange traded derivatives.

S&P DJ Indices includes our transaction in June 2012 with CME Group, Inc. and CME Group Index Services LLC to form a new company, S&P Dow Jones Indices LLC. The combination of these businesses created the world's largest provider of financial market indices.

S&P DJ Indices generate revenue through investment vehicles such as:

- exchange traded funds, which are based on the S&P and Dow Jones Indices and generate revenue through fees based on assets and underlying funds;
- index-related licensing fees, which are generally either annual fees based on assets under management or flat fees for over-the-counter derivatives and retail-structured products;
- data subscriptions, which support index fund management, portfolio analytics and research; and
- listed derivatives, which generate royalties based on trading volumes of derivatives contracts.

	Years ended December 31,			% Change	
(in millions)	**2012**	2011	2010	'12 vs '11	'11 vs '10
Revenue	**$388**	$323	$273	20%	18%
Subscription revenue	**$ 87**	$ 71	$ 64	22%	11%
Non-subscription revenue	**$301**	$252	$209	19%	20%
Domestic revenue	**$301**	$248	$207	21%	20%
International revenue	**$ 87**	$ 75	$ 66	16%	14%
Operating profit	**$212**	$189	$144	12%	31%
Less: net income attributable to noncontrolling interests	**$ 34**	$ –	$ –		
Net operating profit	**$178**	$189	$144	(6)%	31%
% Operating margin	**55%**	59%	53%		
% Net operating margin	**46%**	59%	53%		

Revenue

2012

Revenue at S&P DJ Indices increased 20%, primarily due to the S&P Dow Jones Indices LLC joint venture. Excluding revenue from the joint venture, S&P DJ Indices revenue increased 3% primarily due to higher average levels of assets under management for ETF products and higher mutual fund revenue. Both domestic and international revenue increased over prior year primarily due to the joint venture. Excluding this impact, domestic revenue was still up, however international decreased due lower reported over-the-counter derivative trades in Europe.

85 new ETFs were launched during 2012 compared to 77 launched during 2011. Assets under management for ETFs rose 28% to $402 billion in 2012 from $314 billion in 2011.

2011

Revenue at S&P DJ Indices increased 18% due to a mix of higher average levels of assets under management for ETF products linked to our indices, significant increases in exchange-traded derivatives from higher trading volumes as a result of market volatility in 2011, increased mutual fund revenue, higher sales from over-the-counter derivatives, and 77 new ETFs launched during 2011. Assets under management for ETFs rose 5% to $314 billion in 2011 from $300 billion in 2010. Also contributing to the increase in subscription revenue were higher data and custom index sales.

Operating Profit

2012

Operating profit increased due to the increase in revenue discussed above, partially offset by the impact of expenses for our S&P Dow Jones Indices LLC joint venture, higher data fees and additional personal costs for targeted staff increases.

2011

Operating profit increased compared to 2010, primarily due to growth in ETF products.

Industry Highlights and Outlook

Products at S&P DJ Indices should continue to benefit in 2013 as ETF assets grow globally. The segment will also continue to launch new ETFs where they see a customer interest or opportunity. The business will continue to benefit from our S&P Dow Jones Indices LLC joint venture. The combination of these businesses creates the world's largest provider of financial market indices. This group also should see opportunities in products internationally, primarily in the Middle East and Asia.

Legal and Regulatory Environment

The financial services industry is subject to the potential for increased regulation in the U.S. and abroad. The businesses conducted by S&P DJ Indices are in certain cases regulated under the U.S. Investment Advisers Act of 1940, the U.S. Securities Exchange Act of 1934 and/or the laws of the states or other jurisdictions in which they conduct business.

The markets for index providers are very competitive. S&P DJ Indices competes domestically and internationally on the basis of a number of factors, including the quality of its benchmark indices, client service, reputation, price, geographic scope, range of products and services, and technological innovation.

See Note 13 - *Commitments and Contingencies* to our consolidated financial statements for further discussion.

COMMODITIES & COMMERCIAL

C&C consists of business-to-business companies specializing in the commodities and commercial markets that deliver their customers access to high-value information, data, analytic services and pricing benchmarks. C&C includes such brands as Platts, JDPA, McGraw-Hill Construction and *Aviation Week*. The Broadcasting Group had historically been part of C&C. As of December 30, 2011 we completed the sale of the Broadcasting Group and in accordance with the presentation of the Broadcasting Group as discontinued operations, the results of operations for the year ended December 31, 2011 and prior periods presented have been reclassified to reflect this change. See Note 2 - *Growth and Value Plan & Discontinued Operations* to our consolidated financial statements for further discussion.

The C&C business is driven by the need for high-value information and transparency in a variety of industries. Our commodities business serves producers, traders and intermediaries within energy, metals and agriculture markets. Our commercial business serves professionals and executives within automotive, construction, aerospace and defense and marketing/research services markets. C&C delivers premier content that is deeply embedded in customer workflows and decision making processes.

Commodities revenue is generated primarily through the following sources:

- subscriptions to its real-time news and price information; end-of-day market data; newsletters and reports; and geospatial data and maps;
- and trading services related products.

Commercial revenue is generated primarily from digital and print subscriptions for a variety of products, proprietary research and consulting, ad claims and industry conferences.

	Years ended December 31,			% Change	
(in millions)	2012	2011	2010	'12 vs '11	'11 vs '10
Revenue:					
Commodities	**$489**	$419	$344	17%	22%
Commercial	**484**	477	467	1%	2%
Total revenue	**$973**	$896	$811	9%	10%
Subscription revenue	**$622**	$562	$498	11%	13%
Non-subscription revenue	**$351**	$334	$313	5%	7%
Domestic revenue	**$563**	$551	$531	2%	4%
International revenue	**$410**	$345	$280	19%	23%
Operating profit	**$248**	$180	$153	38%	18%
% Operating margin	**26%**	20%	19%		

Revenue

2012

Revenue at C&C increased primarily due to continued demand for Platts' proprietary content and by growth across our automotive sectors at JDPA, primarily in Asia and the United States.

Platts' revenue grew by 17% and represents 50% of total C&C revenue with growth across all regions. This growth was mainly driven by strength in Platts' market data and price assessment products across all commodity sectors, led by petroleum and natural gas. While petroleum is still the biggest driver, the revenue mix is becoming more diversified as metals and global trading services have shown strong growth year over year. Excluding recent acquisitions, annualized contract values for Platts' top 250 customers have increased 13% as compared to 2011 and those customers represent approximately 67% of Platts' total annualized contract value. The two strategic acquisitions in 2011, Bentek Energy LLC in January and Steel Business Briefing Group in July, also contributed to the increase in revenue at Platts. All commodity sectors have also shown very strong renewal rates for subscription products during the year.

JDPA had revenue growth across their global automotive sectors, including automotive consulting and their Power Information Network® ("PIN"). PIN provides real-time automotive information and decision-support tools based on the collection and analysis of daily new- and used-vehicle retail transaction data from thousands of automotive franchises. Growth occurred across the majority of regions, most notably China and Japan. International growth was 14% and represents 37% of the total revenue. Also contributing to the increase at JDPA was an increase in their roundtables and events as well as licensing revenue associated with syndicated studies.

Partially offsetting these increases at C&C were declines in McGraw-Hill Construction as market contraction declines have continued to impact revenue; however growth related to new products and enhancements is gaining traction.

2011

Revenue increased primarily by strong demand for Platts' proprietary content and by growth in syndicated studies and consulting services across automotive and non-automotive sectors. Foreign exchange rates had a favorable impact of $4 million on revenue.

Platts' revenue grew by more than 21% and represents nearly 47% of total C&C revenue for the year. Platts' global commodities products, primarily related to petroleum and natural gas, have shown strong growth as continued volatility in commodity prices drove the need for market information. The spread between the highest and lowest price for crude oil futures during 2011 was approximately 63% greater than the spread in 2010. The growth rate in international revenue across the commodities products was strong across all regions, particularly in Asia and Europe.

International growth for automotive revenue was strong in 2011 across all regions. Also contributing to revenue growth for 2011 was the final transitioning during 2010 of certain automotive syndicated studies to an online service platform. This resulted in revenue that was deferred in 2010 to be recognized in 2011.

Partially offsetting these increases at C&C were decreases in the construction business as market weakness has continued to impact revenue, although the rate of decline is moderating.

Operating Profit

2012

Operating profit increased primarily due to the revenue growth described above and a strong focus on the management of expenses across the brands. The nonrecurring items that impacted operating profit in the prior year also contributed to the increase in 2012. Offsetting the increase were additional costs primarily related to revenue growth, additional incentive costs at Platts and JDPA and restructuring charges of $12 million that were recorded in the second half of 2012, consisting primarily of employee severance costs related to a workforce reduction of approximately 110 positions.

2011

The key drivers for operating profit growth in the segment for 2011 were the revenue growth mentioned above along with lower compensation costs as a result of restructuring actions. Restructuring charges of $6 million were recorded in the fourth quarter, consisting primarily of employee severance costs related to a workforce reduction of approximately 100 positions. Additional costs from our acquisition of Bentek Energy LLC and Steel Business Briefing Group partially offset the growth in the segment. Also impacting operating profit were a number of nonrecurring items consisting of a write-off of deferred costs recorded in prior periods, offset by a gain on the sale of our interest in LinkedIn Corporation as discussed in more detail in Note 3 – *Acquisitions and Divestitures* to our consolidated financial statements, and insurance recoveries on costs incurred in prior periods.

Industry Highlights and Outlook

C&C expects to continue to invest in digital capabilities that will enable our brands to become more integrated, compete more effectively in the marketplace, and create a foundation for the development of new products and revenue streams. The segment expects to further expand its presence in selected markets and geographies to help drive growth.

The continuing growth in oil demand and the uncertainty of supply causes volatility in energy prices, which will drive market participant demand for Platts' proprietary content, including news, price assessments and analytics. The International Energy Agency projects that world oil consumption will rise to 90.8 million barrels per day, a gain of 0.9 million barrels per day compared to 2012. In 2013, Platts will continue to invest in technology and customer engagement activities to drive additional revenue growth across all commodity sectors. They will also continue to leverage the capabilities and content from recent acquisitions and expend into adjacent markets. Similar to 2012, they will continue to introduce a number of new products and price assessments within all commodity sectors. Platts will also continue to ensure readiness for adherence to the International Organization of Securities Commissions ("IOSCO") Principles and while the Principles focus on oil, Platts is ensuring that processes related to all commodities are in adherence with the Principles.

Demand for our automotive studies is driven by the performance of the automotive industry. In 2012, global and U.S. light vehicle sales increased approximately 5% and 13%, respectively, compared to 2011, with growth across all major markets except Europe. For 2013, JDPA projects growth for global and U.S. light vehicles sales of 3% and 4%, respectively. In 2013, JDPA will strive to grow the core business by strengthening their benchmark studies, leveraging new initiatives to drive operational efficiencies and enhance customer delivery and increasing the distribution of their syndicated studies. International growth will also be a key focus as they will look to extend their product offerings by expanding their PIN business to China and Brazil.

Demand for our construction offerings is primarily dependent on the non-residential construction industry. Non-residential building construction in 2012 was down 9% from a year ago due

to 12% decline for the institutional side and a 33% decline for manufacturing facilities. Residential building climbed 29%, compared to 2011. Non-building construction in 2012 increased 2% from prior year, as a 9% increase in electric utilities offset a 1% decline in public works. In 2013, total construction starts are forecast to rise 7% with residential building up 24% and the commercial building sector up 14%. McGraw-Hill Construction will continue to focus on expense management in 2013 and new business growth should begin to outweigh the historical loss of certain strategic accounts.

Legal and Regulatory Environment

Our commodities business is subject to the potential for increased regulation in the U.S. and abroad. On October 5, 2012, IOSCO issued its final report to the G-20, including Principles for Oil Price Reporting Agencies, which sets out principles IOSCO states are intended to enhance the reliability of oil price assessments that are referenced in derivative contracts subject to regulation by IOSCO members. On January 9, 2013, IOSCO held a meeting with the Price Reporting Organizations to discuss implementation of the Principles for Oil Price Reporting Agencies. At the meeting, Platts was able to obtain clarification from IOSCO on its expectations for voluntary implementation of the Principles by Platts and the other PROs and, with that clarification, Platts believes that the Principles will not have a significant negative impact on its ongoing business operations.

See Note 13 – *Commitments and Contingencies* to our consolidated financial statements for additional matters and discussion.

LIQUIDITY AND CAPITAL RESOURCES

We continue to maintain a strong financial position. Our primary source of funds for operations is cash from our businesses and our core businesses have been strong cash generators. In 2013, cash on hand, cash flows from operations and availability under our existing credit facility are expected to be sufficient to meet any additional operating and recurring cash needs into the foreseeable future. We use our cash for a variety of needs, including among others: ongoing investments in our businesses, strategic acquisitions, share repurchases, dividends, repayment of debt, capital expenditures and investment in our infrastructure.

CASH FLOW OVERVIEW

Cash and cash equivalents were $760 million as of December 31, 2012, a decrease of $75 million as compared to December 31, 2011, and consisted of domestic cash of $136 million and cash held abroad of $624 million. Typically, cash held outside the U.S. is anticipated to be utilized to fund international operations or to be reinvested outside of the U.S., as a significant portion of our opportunities for growth in the coming years is expected to be abroad. In the event funds from international operations are needed to fund operations in the U.S., we would be required to accrue for and pay taxes in the U.S. to repatriate these funds.

	Years ended December 31,		
(in millions)	**2012**	2011	2010
Net cash provided by (used for):			
Operating activities from continuing operations	**$ 747**	$ 924	$ 704
Investing activities from continuing operations	**(247)**	(271)	(386)
Financing activities from continuing operations	**(905)**	(1,660)	(530)

In 2012, we generated free cash flow of $626 million versus $809 million in 2011, a decrease of $183 million. The decline is primarily due to one-time costs related to the Growth and Value Plan and a $150 million fourth quarter pension contribution. Free cash flow is a non-GAAP financial measure and reflects our cash flow provided by operating activities less capital expenditures and dividends and other payments paid to noncontrolling interests. Capital expenditures include purchases of property and equipment and additions to technology projects. See "Reconciliation of Non-GAAP Financial Information" below for a reconciliation of cash flow provided by operating activities, the most directly comparable U.S. GAAP financial measure, to free cash flow.

Operating Activities

Cash provided by operating activities decreased $177 million to $747 million in 2012, mainly due to an increase in accounts receivable as a result of higher billings at S&P Ratings, S&P Indices and S&P Capital IQ in 2012 compared to 2011 and higher pension plan contributions in 2012, partially offset by higher income taxes payable as the IRS extended the due date for the fourth quarter estimated income tax payment until the first quarter of 2013, and higher payments to vendors in 2011.

Cash provided by operating activities increased $220 million to $924 million in 2011, mainly due to higher pension plan contributions in 2010, an increase in accounts receivable in 2010 due to higher billings in 2010 compared to 2009 and a tax refund in 2011 that did not occur in 2010, partially offset by increased payments to vendors, higher payments for incentives and higher legal and third-party consulting payments in 2011. Higher incentive compensation payments in 2011 reflect greater achievement against targeted results in 2010 as compared to achievement against targets in 2009.

Investing Activities

Our cash outflows from investing activities are primarily for acquisitions and capital expenditures, while cash inflows are primarily from dispositions.

Cash used for investing activities decreased $24 million to $247 million for 2012, primarily due to a higher amount of cash inflows from short-term investments and a lower amount of cash paid for acquisitions, partially offset by lower proceeds from dispositions due to the sale of our interest in LinkedIn Corporation in 2011.

Cash used for investing activities decreased $115 million to $271 million in 2011, primarily due to higher amount of cash paid for acquisitions in 2010.

Refer to Note 3 – *Acquisitions and Divestitures* to our consolidated financial statements for further information.

Financing Activities

Our cash outflows from financing activities consist primarily of share repurchases, dividends and repayment of debt, while cash inflows are primarily inflows from commercial paper borrowings and proceeds from the exercise of stock options.

Cash used for financing activities decreased $755 million to $905 million in 2012. The decrease is primarily attributable to a decrease in cash used for share repurchases, partially offset by an increase in dividend paid to shareholders due to a special dividend payment in 2012.

Cash used for financing activities increased $1,130 million to $1,660 million in 2011. The increase is primarily attributable to cash used to repurchase shares.

During 2012, we used cash to repurchase 6.8 million shares for $295 million, including commissions. The average price per share, excluding commissions, was $50.35. During 2011, we utilized cash to repurchase 34.7 million shares for $1.5 billion, including commissions. The average price per share, excluding commissions, was $40.48. The average prices per share for 2012 and 2011 does not include the accelerated share repurchase transactions as discussed in more detail in Note 9 – *Equity* to our consolidated financial statements. We repurchased 8.7 million shares for $256 million, including commissions, during 2010. The average price per share, excluding commissions, was $29.37. The repurchased shares may be used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options.

On June 29, 2011, the Board of Directors approved a new stock repurchase program authorizing the purchase of up to 50 million shares (the "2011 Repurchase Program"), which was approximately 17% of the total shares of our outstanding common stock at that time. The 2011 Repurchase Program has no expiration date and purchases under this program may be made from time to time on the open market and in private transactions, depending on market conditions. As of December 31, 2012, 16.9 million shares remained available under the 2011 Repurchase Program.

Discontinued Operations

Cash flows from discontinued operations reflects the classification of MHE and the Broadcasting Group as discontinued operations as discussed in Note 2 – *Growth and Value Plan & Discontinued Operations.*

Cash flows provided by operating activities from discontinued operations increased $100 million to $520 million in 2012 and decreased $333 million to $420 million in 2011. The increase in 2012 is primarily due to a reduction in accounts receivables as a result of lower sales year over year at MHE, higher unearned revenue at SEG and lower inventory purchases. The decrease in 2011 is primarily due to lower operating results, higher extended payment terms provided on a specific state adoption in the fourth quarter of 2011 and slower cash collections, accelerated payments to vendors and lower incentive compensation based on lower performance.

Cash (used for) provided by investing activities from discontinued operations decreased $223 million to $(198) million in 2012 and increased $237 million to $25 million in 2011, primarily due to proceeds of $216 million received for the sale of the Broadcasting Group in 2011.

Cash used for financing activities increased $8 million to $12 million in 2012 and 2011 was comparable with 2010.

ADDITIONAL FINANCING

We have the ability to borrow a total of $1.2 billion through our commercial paper program, which is supported by our $1.2 billion three-year credit agreement (our "credit facility") that will terminate on July 30, 2013. We pay a commitment fee of 15 to 35 basis points for our credit facility, depending on our credit rating, whether or not amounts have been borrowed, and currently pay a commitment fee of 20 basis points. The interest rate on borrowings under our credit facility is, at our option, calculated using rates that are primarily based on either the prevailing London Inter-Bank Offer Rate, the prime rate determined by the administrative agent or the Federal funds rate. For certain borrowings under our credit facility there is also a spread based on our credit rating added to the applicable rate.

In connection with the special dividend in the amount of $2.50 per share on our common stock we utilized our commercial paper program in December of 2012, and as a result, commercial paper borrowings outstanding as of December 31, 2012 totaled $457 million with an average interest rate and term of 0.48% and 28 days. As of December 31, 2012, we can borrow $743 million in additional funds through the commercial paper program. There were no outstanding commercial paper borrowings as of December 31, 2011.

Our credit facility contains certain covenants. The only financial covenant requires that our indebtedness to cash flow ratio, as defined in our credit facility, is not greater than 4 to 1, and this covenant has never been exceeded.

On February 7, 2013, Fitch Ratings downgraded our credit rating to BBB+ from A- and placed our ratings on Rating Watch Negative. On February 14, 2013, Moody's Investors Service downgraded our credit rating from A3 to Baa2 with negative outlook. There has been no change to our short-term/commercial paper ratings of F2 from Fitch Ratings and P-2 from Moody's Investors Service.

DIVIDENDS

On January 30, 2013, the Board of Directors approved an increase in the quarterly common stock dividend from $0.255 per share to $0.28 per share.

On December 6, 2012, our Board of Directors approved a special dividend in the amount of $2.50 per share on our common stock, payable on December 27, 2012 to shareholders on record on December 18, 2012.

CONTRACTUAL OBLIGATIONS

We typically have various contractual obligations, which are recorded as liabilities in our consolidated balance sheets, while other items, such as certain purchase commitments and other executory contracts, are not recognized, but are disclosed herein. For example, we are contractually committed to contracts for information-technology outsourcing, certain enterprise-wide information-technology software licensing and maintenance and make certain minimum lease payments for the use of property under operating lease agreements.

We believe that the amount of cash and cash equivalents on hand, cash flow expected from operations and availability under our credit facility will be adequate for us to execute our business strategy and meet anticipated requirements for lease obligations, capital expenditures, working capital and debt service for 2013.

The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2012, over the next several years that relate to our continuing operations. Additional details regarding these obligations are provided in the notes to our consolidated financial statements, as referenced in the footnotes to the table:

(in millions)	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years	Total
Debt:[1]					
Principal payments	$457	$ –	$400	$ 399	$1,256
Interest payments	52	100	100	524	776
Operating leases[2]	166	290	244	372	1,072
Purchase obligations and other[3]	113	182	151	110	556
Total contractual cash obligations	$788	$572	$895	$1,405	$3,660

1 Our debt obligations are described in Note 6 – *Debt* to our consolidated financial statements.

2 Amounts shown include taxes and escalation payments, see Note 13 – *Commitments and Contingencies* to our consolidated financial statements for further discussion on our operating lease obligations.

3 Other consists primarily of commitments for unconditional purchase obligations in contracts for information-technology outsourcing and certain enterprise-wide information-technology software licensing and maintenance.

As of December 31, 2012, we had $74 million of liabilities for unrecognized tax benefits. We have excluded the liabilities for unrecognized tax benefits from our contractual obligations table because reasonable estimates of the timing of cash settlements with the respective taxing authorities are not practicable.

We make contributions to our pension and postretirement plans in order to satisfy minimum funding requirements as well as additional contributions that we consider appropriate to improve the funded status of our plans. During 2012, we contributed $193 million and $12 million to our domestic and international retirement and postretirement plans, respectively. Expected employer contributions in 2013 are $30 million and $12 million for our domestic and international retirement and postretirement plans, respectively. In 2013, we may elect to make additional non-required contributions depending on investment performance and the pension plan status. See Note 7 – *Employee Benefits* to our consolidated financial statements for further discussion.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2012 and 2011, we did not have any relationships with unconsolidated entities, such as entities often referred to as specific purpose or variable interest entities where we are the primary beneficiary, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such we are not exposed to any financial liquidity, market or credit risk that could arise if we had engaged in such relationships.

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION

Free cash flow is a non-GAAP financial measure and reflects our cash flow provided by operating activities less capital expenditures and dividends and other payments paid to noncontrolling interests. Capital expenditures include purchases of property and equipment and additions to technology projects. Our cash flow provided by operating activities is the most directly comparable U.S. GAAP financial measure to free cash flow.

We believe the presentation of free cash flow allows our investors to evaluate the cash generated from our underlying operations in a manner similar to the method used by management. We use free cash flow to conduct and evaluate our business because we believe it typically presents a more conservative measure of cash flows since capital expenditures and dividends and other payments paid to noncontrolling interests are considered a necessary component of ongoing operations. Free cash flow is useful for management and investors because it allows management and investors to evaluate the cash

available to us to service debt, make strategic acquisitions and investments, repurchase stock and fund ongoing operation and working capital needs.

The presentation of free cash flow is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Free cash flow, as we calculate it, may not be comparable to similarly titled measures employed by other companies. The following table presents a reconciliation of our cash flow provided by operating activities to free cash flow:

	Years ended December 31,		
(in millions)	**2012**	2011	2010
Cash provided by operating activities	**$747**	$924	$704
Capital expenditures	**(97)**	(92)	(86)
Dividends and other payments paid to noncontrolling interests	**(24)**	(23)	(34)
Free cash flow	**$626**	$809	$584

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Unless otherwise indicated, all discussion and analysis of our financial condition and results of operations relate to our continuing operations.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, valuation of long-lived assets, goodwill and other intangible assets, pension plans, incentive compensation and stock-based compensation, income taxes, contingencies and redeemable noncontrolling interests. We base our estimates on historical experience, current developments and on various other assumptions that we believe to be reasonable under these circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that cannot readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.

Management considers an accounting estimate to be critical if it required assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate or different estimates could have a material effect on our results of operations. Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of our Board of Directors. The Audit Committee has reviewed our disclosure relating to them in this MD&A.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

REVENUE RECOGNITION

Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. We consider amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured. Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not objectively determinable, we make our best estimate of the services' stand alone selling price and recognize revenue as earned as the services are delivered. The allocation of consideration received from multiple element arrangements that involve initial assignment of ratings and the future surveillance of ratings is determined through an analysis that considers cash consideration that would be received for instances when the service components are sold separately. In such cases, we defer portions of rating fees that we estimate will be attributed to future surveillance and recognize the deferred revenue ratably over the estimated surveillance periods. Advertising revenue is recognized when the page is run. Subscription income is recognized over the related subscription period.

For the years ended December 31, 2012, 2011 and 2010, no significant changes have been made to the underlying assumptions related to estimates of revenue or the methodologies applied. Based on our current outlook these assumptions are not expected to significantly change in 2013.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts reserve methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, we consider, amongst other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. The impact on operating profit for a one percentage point change in the allowance for doubtful accounts is approximately $10 million.

For the years ended December 31, 2012, 2011 and 2010, we made no material changes in our assumptions regarding the determination of the allowance for doubtful accounts. Based on our current outlook these assumptions are not expected to significantly change in 2013.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS (INCLUDING OTHER INTANGIBLE ASSETS)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence,

recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets. There were no material impairments of long-lived assets for the years ended December 31, 2012, 2011 and 2010.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2012 and 2011, the carrying value of goodwill and other indefinite-lived intangible assets was $2.1 billion and $1.3 billion, respectively. Goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually during the fourth quarter each year or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Goodwill

As part of our annual impairment test of our 4 reporting units, we initially perform a qualitative analysis evaluating whether any events and circumstances occurred that provide evidence that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount. Our qualitative assessment included, but was not limited to, consideration of macroeconomic conditions, industry and market conditions, cost factors, cash flows, changes in key Company personnel and our share price. If, based on our evaluation of the events and circumstances that occurred during the year we do not believe that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units is less than its respective carrying amount we perform a two-step quantitative impairment test. For 2012, based on our qualitative assessments, with the exception of impairments in our SEG reporting unit previously discussed under the heading, *"Discontinued Operations"*, we determined that it is more likely than not that our reporting units' fair value was greater than their respective carrying amounts. Our qualitative assessment included, but was not limited to, consideration of macroeconomic conditions, industry and market conditions, cost factors, cash flows, changes in key Company personnel and our share price.

If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the carrying value of the goodwill. The implied fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than the carrying value, the difference is recognized as an impairment charge.

Indefinite-Lived Intangible Assets

We evaluate the recoverability of indefinite-lived intangible assets by first performing a qualitative analysis evaluating whether any events and circumstances occurred that provide evidence that it is more likely than not that the indefinite-lived asset is impaired. If, based on our evaluation of the events and circumstances that occurred during the year we do not believe that it is more likely than not that the indefinite-lived asset is impaired, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the indefinite-lived asset is impaired a quantitative impairment test is performed. If necessary, the impairment test is performed by comparing the estimated fair value of the intangible asset to its carrying value. If the indefinite-lived intangible asset carrying value exceeds its fair value, an impairment analysis is performed using the income approach. The fair value of loss is recognized in an amount equal to that excess. Significant judgments inherent in these analyses include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rates and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for this indefinite-lived intangible asset and could result in an impairment charge, which could be material to our financial position and results of operations.

We performed our impairment assessment of goodwill and indefinite-lived intangible assets at our S&P Ratings, S&P Capital IQ, S&P DJ Indices and C&C operating segments and concluded that no impairment existed for the years ended December 31, 2012, 2011, and 2010.

RETIREMENT PLANS AND POSTRETIREMENT HEALTHCARE AND OTHER BENEFITS

Our employee pension and other postretirement benefit costs and obligations are dependent on assumptions concerning the outcome of future events and circumstances, including compensation increases, long-term return on pension plan assets, healthcare cost trends, discount rates and other factors. In determining such assumptions, we consult with outside actuaries and other advisors where deemed appropriate. In accordance with relevant accounting standards, if actual results differ from our assumptions, such differences are deferred and amortized over the estimated future working life of the plan participants. While we believe that the assumptions used in these calculations are reasonable, differences in actual experience or changes in assumptions could affect the expense and liabilities related to our pension and other postretirement benefits.

The following is a discussion of some significant assumptions that we make in determining costs and obligations for pension and other postretirement benefits:

- Discount rate assumptions are based on current yields on high-grade corporate long-term bonds.
- Salary growth assumptions are based on our long-term actual experience and future outlook.
- Healthcare cost trend assumptions are based on historical market data, the near-term outlook and an assessment of likely long-term trends.
- The expected return on assets assumption is calculated based on the plan's asset allocation strategy and projected market returns over the long-term.

Our discount rate and return on asset assumptions used to determine the net periodic pension and postretirement benefit cost on our U.S. retirement plans are as follows:

	Retirement Plans			Postretirement Plans		
January 1	2013	2012	2011	2013	2012	2011
Discount rate	4.1%	5.1%	5.4%	3.45%	4.45%	4.65%
Return on assets	7.25%	7.75%	8.0%			
Weighted-average healthcare cost rate				7.5%	8.0%	8.0%

STOCK-BASED COMPENSATION

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which typically is the vesting period. Stock-based compensation is classified as both operating-related expense and selling and general expense in our consolidated statements of income.

We use a lattice-based option-pricing model to estimate the fair value of options granted. The following assumptions were used in valuing the options granted (in 2012, stock options were not granted as part of employees' total stock-based incentive awards):

	Years ended December 31,	
	2011	2010
Risk-free average interest rate	0.2–3.5%	0.3–4.2%
Dividend yield	2.5–3.0%	2.9–3.1%
Volatility	21–51%	28–60%
Expected life (years)	6.1–6.2	5.8–7.0
Weighted-average grant-date fair value per option	$10.61	$10.02

Because lattice-based option-pricing models incorporate ranges of assumptions, those ranges are disclosed. These assumptions are based on multiple factors, including historical exercise patterns, post-vesting termination rates, expected future exercise patterns and the expected volatility of our stock price. The risk-free interest rate is the imputed forward rate based on the U.S. Treasury yield at the date of grant. We use the historical volatility of our stock price over the expected term of the options to estimate the expected volatility. The expected term of options granted is derived from the output of the lattice model and represents the period of time that options granted are expected to be outstanding.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize liabilities for uncertain tax positions taken or expected to be taken in income tax returns. Accrued interest and penalties related to unrecognized tax benefits are recognized in interest expense and operating expense, respectively.

Judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and unrecognized tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

We file income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on our assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that examinations will be settled prior to December 31, 2013. If any of these tax audit settlements do occur within that period we would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between us and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is our opinion that any assessments resulting from the current audits will not have a material effect on our consolidated financial statements.

We have determined that the undistributed earnings of our foreign subsidiaries are permanently reinvested within those foreign operations. Accordingly, we have not provided deferred income taxes on these indefinitely reinvested earnings. A future distribution by the foreign subsidiaries of these earnings could result in additional tax liability, which may be material to our future reported results, financial position and cash flows.

For the years ended December 31, 2012, 2011, and 2010, we made no material changes in our assumptions regarding the determination of the provision for income taxes. However, certain events could occur that would materially affect our estimates and assumptions regarding deferred taxes. Changes in current tax laws and applicable enacted tax rates could affect the valuation of deferred tax assets and liabilities, thereby impacting our income tax provision.

CONTINGENCIES

We are subject to a number of lawsuits and claims that arise in the ordinary course of business. We recognize a liability for such contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on an analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because many of these matters are resolved over long periods of time, our estimate of liabilities may change due to new developments, changes in assumptions or changes in our strategy related to the matter.

REDEEMABLE NONCONTROLLING INTEREST

The fair value component of the redeemable noncontrolling interest in S&P DJ Indices business is based on a combination of an income and market valuation approach. Our income and market valuation approaches may incorporate Level 3 measures for instances when observable inputs are not available, including assumptions related to expected future net cash flows, long-term growth rates, the timing and nature of tax attributes, and the redemption features.

RECENT ACCOUNTING STANDARDS

See Note 1 - *Accounting Policies*, to the consolidated financial statements for a detailed description of recent accounting standards. We do not expect these recent accounting standards to have a material impact on our results of operations, financial condition, or liquidity in future periods.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, including without limitation statements relating to our businesses and our prospects, new products, sales, expenses, tax rates, cash flows, and operating and capital requirements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are intended to provide management's current expectations or plans for our future operating and financial performance and are based on assumptions management believes are reasonable at the time they are made.

Forward-looking statements can be identified by the use of words such as "believe," "expect," "plan," "estimate," "project," "target," "anticipate," "intend," "may," "will," "continue" and other words of similar meaning in connection with a discussion of future operating or financial performance. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual outcomes and results could differ materially from what is expected or forecasted. These risks and uncertainties include, among others:

- worldwide economic, financial, political and regulatory conditions;
- currency and foreign exchange volatility;
- the effect of competitive products and pricing;
- the level of success of new product development and global expansion;
- the level of future cash flows;
- the levels of capital investments;
- income tax rates;
- restructuring charges;
- the health of debt and equity markets, including credit quality and spreads, the level of liquidity and future debt issuances;
- the level of interest rates and the strength of the capital markets in the U.S. and abroad;
- the demand and market for debt ratings, including collateralized debt obligations, residential and commercial mortgage and asset-backed securities and related asset classes;
- the state of the credit markets and their impact on Standard & Poor's Ratings and the economy in general;
- the regulatory environment affecting Standard & Poor's Ratings and our other businesses;
- the likely outcome and impact of litigation and investigations on our operations and financial condition;
- the level of merger and acquisition activity in the U.S. and abroad;
- continued investment by the construction, automotive, computer and aviation industries;
- the strength and performance of the domestic and international automotive markets;
- the volatility of the energy marketplace;
- and the contract value of public works, manufacturing and single-family unit construction.

In addition, there are certain risks and uncertainties relating to our previously announced Growth and Value Plan which contemplates a separation of our education business, including, but not limited to, the impact and possible disruption to our operations, the timing and certainty of completing the transaction, unanticipated developments that may delay or negatively impact the transaction, and the ability of each business to operate as an independent entity upon completion of the transaction. We caution readers not to place undue reliance on forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
(in millions, except per share data)	**2012**	2011	2010
Revenue	**$4,450**	$3,954	$3,639
Expenses:			
Operating-related expenses	**1,460**	1,392	1,206
Selling and general expenses	**1,709**	1,387	1,318
Depreciation	**74**	78	75
Amortization of intangibles	**48**	33	21
Total expenses	**3,291**	2,890	2,620
Other income	**52**	13	7
Operating profit	**1,211**	1,077	1,026
Interest expense, net	**81**	77	83
Income from continuing operations before taxes on income	**1,130**	1,000	943
Provision for taxes on income	**404**	374	344
Income from continuing operations	**726**	626	599
(Loss) income from discontinued operations, net of tax	**(234)**	308	252
Net income	**492**	934	851
Less: net income from continuing operations attributable to noncontrolling interests	**(50)**	(19)	(19)
Less: net income from discontinued operations attributable to noncontrolling interests	**(5)**	(4)	(4)
Net income attributable to The McGraw-Hill Companies, Inc.	**$ 437**	$ 911	$ 828
Amounts attributable to The McGraw-Hill Companies, Inc. common shareholders:			
Income from continuing operations	**$ 676**	$ 607	$ 581
(Loss) income from discontinued operations	**(239)**	304	247
Net income	**$ 437**	$ 911	$ 828
Earnings per share attributable to The McGraw-Hill Companies, Inc. common shareholders:			
Basic:			
Income from continuing operations	**$ 2.43**	$ 2.03	$ 1.88
(Loss) income from discontinued operations	**(0.86)**	1.02	0.80
Net income	**$ 1.57**	$ 3.05	$ 2.68
Diluted:			
Income from continuing operations	**$ 2.37**	$ 2.00	$ 1.86
(Loss) income from discontinued operations	**(0.84)**	1.00	0.79
Net income	**$ 1.53**	$ 3.00	$ 2.65
Average number of common shares outstanding:			
Basic	**278.6**	298.1	309.4
Diluted	**284.6**	303.6	312.2
Dividend declared per common share	**$ 1.02**	$ 1.00	$ 0.94
Special dividend declared per common share	**$ 2.50**	$ –	$ –

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)	Years ended December 31, **2012**	2011	2010
Net income	**$ 492**	$934	$851
Other comprehensive income:			
Foreign currency translation adjustment	**29**	(35)	(9)
Income tax effect	**(19)**	11	13
	10	(24)	4
Pension and other postretirement benefit plans	**(164)**	(45)	(37)
Income tax effect	**63**	9	11
	(101)	(36)	(26)
Unrealized (loss) gain on investment and forward exchange contract	**(4)**	(12)	5
Income tax effect	**2**	4	(2)
	(2)	(8)	3
Comprehensive income	**399**	866	832
Less: comprehensive income attributable to nonredeemable noncontrolling interests	**(20)**	(13)	(27)
Less: comprehensive income attributable to redeemable noncontrolling interests	**(34)**	–	–
Comprehensive income attributable to The McGraw-Hill Companies, Inc.	**$ 345**	$853	$805

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	December 31,	
(in millions)	**2012**	2011
ASSETS		
Current assets:		
Cash and equivalents	**$ 760**	$ 835
Short-term investments	**1**	29
Accounts receivable, net of allowance for doubtful accounts: 2012 – $54; 2011 – $29	**954**	702
Deferred income taxes	**117**	110
Prepaid and other current assets	**127**	128
Assets held for sale	**1,940**	2,508
Total current assets	**3,899**	4,312
Property and equipment:		
Buildings and leasehold improvements	**439**	435
Equipment and furniture	**701**	729
Total property and equipment	**1,140**	1,164
Less: accumulated depreciation	**(772)**	(791)
Property and equipment, net	**368**	373
Goodwill	**1,438**	1,104
Other intangible assets, net	**1,081**	427
Other non-current assets	**266**	404
Total assets	**$ 7,052**	$ 6,620
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	**$ 249**	$ 223
Accrued compensation and contributions to retirement plans	**453**	415
Short-term debt	**457**	400
Income taxes currently payable	**158**	33
Unearned revenue	**1,229**	1,187
Other current liabilities	**457**	392
Liabilities held for sale	**664**	719
Total current liabilities	**3,667**	3,369
Long-term debt	**799**	798
Pension and other postretirement benefits	**529**	511
Other non-current liabilities	**407**	358
Total liabilities	**5,402**	5,036
Redeemable noncontrolling interest	**810**	–
Commitments and contingencies (Note 13)		
Equity:		
Common stock, $1 par value: authorized – 600 million shares; issued – 412 million shares in 2012 and 2011	**412**	412
Additional paid-in capital	**492**	94
Retained income	**6,525**	7,667
Accumulated other comprehensive loss	**(517)**	(425)
Less: common stock in treasury – at cost: 2012 – 133 million shares; 2011 – 136 million shares	**(6,145)**	(6,240)
Total equity – controlling interests	**767**	1,508
Total equity – noncontrolling interests (including 2012 – $25 and 2011 – $33 attributable to discontinued operations)	**73**	76
Total equity	**840**	1,584
Total liabilities and equity	**$ 7,052**	$ 6,620

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
(in millions)	**2012**	2011	2010
Operating Activities:			
Net income	**$ 492**	$ 934	$ 851
Less: (loss) income from discontinued operations	**(234)**	308	252
Net income from continuing operations	**726**	626	599
Adjustments to reconcile income from continuing operations to cash provided by operating activities from continuing operations:			
Depreciation (including amortization of technology projects)	**93**	93	87
Amortization of intangibles	**48**	33	21
Provision for losses on accounts receivable	**32**	6	13
Deferred income taxes	**53**	17	33
Stock-based compensation	**93**	77	51
Gain on dispositions	**-**	(13)	(7)
Other	**16**	63	33
Changes in operating assets and liabilities, net of effect of acquisitions and dispositions:			
Accounts receivable	**(239)**	14	(73)
Prepaid and other current assets	**3**	(16)	(8)
Accounts payable and accrued expenses	**60**	(29)	100
Unearned revenue	**17**	44	57
Other current liabilities	**(70)**	(52)	(16)
Net change in prepaid/accrued income taxes	**119**	55	(47)
Net change in other assets and liabilities	**(204)**	6	(139)
Cash provided by operating activities from continuing operations	**747**	924	704
Investing Activities:			
Capital expenditures	**(97)**	(92)	(86)
Acquisitions, including contingent payments, net of cash acquired	**(177)**	(194)	(327)
Proceeds from dispositions	**-**	21	25
Changes in short-term investments	**27**	(6)	2
Cash used for investing activities from continuing operations	**(247)**	(271)	(386)
Financing Activities:			
Additions to short-term debt	**457**	–	–
Payments on senior notes	**(400)**	–	–
Dividends paid to shareholders	**(984)**	(296)	(292)
Dividends and other payments paid to noncontrolling interests	**(24)**	(23)	(34)
Repurchase of treasury shares	**(295)**	(1,500)	(256)
Exercise of stock options	**299**	139	50
Excess tax benefits from share-based payments	**42**	20	2
Cash used for financing activities from continuing operations	**(905)**	(1,660)	(530)
Effect of exchange rate changes on cash from continuing operations	**5**	(10)	(15)
Cash used for continuing operations	**(400)**	(1,017)	(227)
Discontinued Operations:			
Cash provided by operating activities	**520**	420	753
Cash (used for) provided by investing activities	**(198)**	25	(212)
Cash used for financing activities	**(12)**	(4)	(3)
Effect of exchange rate changes on cash	**3**	(5)	4
Effect of change in cash and equivalents	**12**	–	(17)
Cash provided by discontinued operations	**325**	436	525
Net change in cash and equivalents	**(75)**	(581)	298
Cash and equivalents at beginning of year	**835**	1,416	1,118
Cash and equivalents at end of year	**$ 760**	$ 835	$1,416
Cash paid during the year for:			
Interest (including discontinued operations)	**$ 77**	$ 71	$ 71
Income taxes (including discontinued operations)	**$ 243**	$ 452	$ 410

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions)	Common Stock $1 par	Additional Paid-in Capital	Retained Income	Accumulated Other Comprehensive Loss	Less: Treasury Stock	Total MHP Equity	Noncontrolling Interests	Total Equity
Balance as of December 31, 2009	$412	$ 5	$6,523	$(344)	$4,749	$ 1,847	$ 82	$ 1,929
Comprehensive income			828	(23)		805	27	832
Dividends			(294)			(294)	(19)	(313)
Noncontrolling interest transactions		(8)				(8)	(9)	(17)
Share repurchases					256	(256)		(256)
Employee stock plans, net of tax benefit		70			(47)	117		117
Balance as of December 31, 2010	$412	$ 67	$7,057	$(367)	$4,958	$ 2,211	$ 81	$ 2,292
Comprehensive income			911	(58)		853	13	866
Dividends			(301)			(301)	(12)	(313)
Noncontrolling interest transactions		(3)				(3)	(4)	(7)
Share repurchases		(73)			1,427	(1,500)		(1,500)
Employee stock plans, net of tax benefit		103			(145)	248		248
Other						–	(2)	(2)
Balance as of December 31, 2011	$412	$ 94	$7,667	$(425)	$6,240	$ 1,508	$ 76	$ 1,584
Comprehensive income*			437	(92)		345	20	365
Dividends			(989)			(989)	(22)	(1,011)
Noncontrolling interest transactions		350	(573)			(223)		(223)
Share repurchases		50			345	(295)	(3)	(298)
Employee stock plans, net of tax benefit		(2)			(440)	438		438
Change in redemption value of redeemable noncontrolling interest			(17)			(17)		(17)
Other						–	2	2
Balance as of December 31, 2012	$412	$492	$6,525	$(517)	$6,145	$ 767	$ 73	$ 840

* Excludes $34 million attributable to redeemable noncontrolling interest.

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

NATURE OF OPERATIONS The McGraw-Hill Companies, Inc. (together with its consolidated subsidiaries, the "Company," the "Registrant," "we," "us" or "our") is a leading content and analytics provider serving the capital, commodities and commercial markets. The capital markets include asset managers, banks, exchanges, issuers and financial advisors; the commodities markets include producers, traders and intermediaries within energy, metals, and agriculture; and the commercial markets include professionals and corporate executives within automotive, construction, aerospace and defense and marketing/research information services.

As a result of our joint venture between CME Group and Dow Jones & Company, Inc., to form a new company, S&P Dow Jones Indices LLC and how we are managing this company, combined with the formation of McGraw Hill Financial, we have separated our previously reported S&P Capital IQ / S&P Indices segment into two separate reportable segments. Our operations now consist of four reportable segments: Standard & Poor's Ratings ("S&P Ratings"), S&P Capital IQ, S&P Dow Jones Indices ("S&P DJ Indices") and Commodities & Commercial ("C&C"). Our previously reported McGraw-Hill Education segment is reported as a discontinued operation as discussed in Note 2 - *Growth and Value Plan & Discontinued Operations.*

- S&P Ratings is a provider of credit ratings, offering investors and market participants with information and independent ratings benchmarks.
- S&P Capital IQ is a global provider of digital and traditional financial research and analytical tools, which integrate cross-asset analytics and desktop services.
- S&P DJ Indices is a global leading index provider that maintains a wide variety of valuation and index benchmarks for investment advisors, wealth managers and institutional investors.
- C&C consists of business-to-business companies specializing in commercial and commodities markets that deliver their customers access to high-value information, data, analytic services and pricing benchmarks.

See Note 12 - *Segment and Geographic Information* for further discussion on our operating segments, which are also our reportable segments.

DISCONTINUED OPERATIONS In determining whether a group of assets disposed or to be disposed of should be presented as a discontinued operation, we make a determination of whether the group of assets being disposed of comprises a component of the entity; that is, whether it has historic operations and cash flows that can be clearly distinguished both operationally and for financial reporting purposes. We also determine whether the cash flows associated with the group of assets have been or will be eliminated from our ongoing operations as a result of the disposal transaction and whether we will have significant continuing involvement in the operations of the group of assets after the disposal transaction. If we conclude that the cash flows have been eliminated and we have no significant continuing involvement, then the results of operations of the group of assets being disposed of (as well as any gain or loss on the disposal transaction) are aggregated for separate presentation apart from our continuing operating results in the consolidated financial statements. See Note 2 - *Growth and Value Plan & Discontinued Operations* for a summary of discontinued operations. Unless otherwise indicated, all disclosures and amounts in the notes to our consolidated financial statements relate to our continuing operations.

CHANGES IN PRESENTATION In the fourth quarter of 2012, we recorded a pre-tax gain of $52 million within other income in the consolidated statement of income related to a change in our vacation policy. The change in our vacation policy modified the number of days that employees are entitled to for unused vacation time upon termination of employment as they will only be paid for vacation days equivalent to what they have earned in the current year.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of all subsidiaries and our share of earnings or losses of joint ventures and affiliated companies under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include ordinary bank deposits and highly liquid investments with original maturities of three months or less that consist primarily of money market funds with unrestricted daily liquidity and fixed term time deposits. Such investments and bank deposits are stated at cost, which approximates market value and were $760 million and $835 million as of December 31, 2012 and 2011, respectively. These investments are not subject to significant market risk.

SHORT-TERM INVESTMENTS Short-term investments are securities with original maturities greater than 90 days that are available for use in our operations in the next twelve months. The short-term investments, primarily consisting of certificates of deposit, are classified as held-to-maturity and therefore are carried at cost. Interest and dividends are recorded into income when earned.

ACCOUNTS RECEIVABLE Credit is extended to customers based upon an evaluation of the customer's financial condition. Accounts receivable, which include billings consistent with terms of contractual arrangements, are recorded at net realizable value.

ALLOWANCE FOR DOUBTFUL ACCOUNTS The allowance for doubtful accounts reserve methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, we consider, amongst other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators.

DEFERRED TECHNOLOGY COSTS We capitalize certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to us and are not part of an allocation or existing expense base. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the year the software is ready for its intended use over its estimated useful life, three to seven years, using the straight-line method. Periodically, we evaluate the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets and are presented net of accumulated amortization. Gross deferred technology costs were $115 million and $90 million as of December 31, 2012 and 2011, respectively. Accumulated amortization of deferred technology costs was $58 million and $37 million as of December 31, 2012 and 2011, respectively.

FAIR VALUE Certain assets and liabilities are required to be recorded at fair value and classified within a fair value hierarchy based on inputs used when measuring fair value. We have an immaterial amount of forward exchange contracts that are adjusted to fair value on a recurring basis.

Other financial instruments, including cash and equivalents and short-term investments, are recorded at cost, which approximates fair value because of the short-term maturity and highly liquid nature of these instruments. The fair value of our long-term debt borrowings were $0.9 billion and $1.3 billion as of December 31, 2012 and 2011, respectively, and was estimated based on quoted market prices.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS [INCLUDING OTHER INTANGIBLE ASSETS] We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets. There were no material impairments of long-lived assets for the years ended December 31, 2012, 2011 and 2010.

GOODWILL AND OTHER INDEFINITE-LIVED INTANGIBLE ASSETS Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually during the fourth quarter each year or more frequently if events or changes in circumstances indicate that the asset might be impaired. We have four reporting units with goodwill that are evaluated for impairment.

We initially perform a qualitative analysis evaluating whether any events and circumstances occurred or exist that provide evidence that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount. If, based on our evaluation we do not believe that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units is less than their respective carrying amounts we perform a two-step quantitative impairment test.

When conducting the first step of our two step impairment test to evaluate the recoverability of goodwill at the reporting unit level, the estimated fair value of the reporting unit is compared to its carrying value including goodwill. Fair value of the reporting units are estimated using the income approach, which incorporates the use of a discounted free cash flow ("DCF") analyses and are corroborated using the market approach, which incorporates the use of revenue and earnings multiples based on market data. The DCF analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate. In addition, we analyze any difference between the sum of the fair values of the reporting units and our total market capitalization for reasonableness, taking into account certain factors including control premiums.

If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the carrying value of the goodwill. The fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than the carrying value, the difference is recognized as an impairment charge.

We evaluate the recoverability of indefinite-lived intangible assets by first performing a qualitative analysis evaluating whether any events and circumstances occurred that provide evidence that it is more likely than not that the indefinite-lived

asset is impaired. If, based on our evaluation of the events and circumstances that occurred during the year we do not believe that it is more likely than not that the indefinite-lived asset is impaired, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the indefinite-lived asset is impaired a quantitative impairment test is performed. If necessary, the impairment test is performed by comparing the estimated fair value of the intangible asset to its carrying value. If the indefinite-lived intangible asset carrying value exceeds its fair value, an impairment analysis is performed using the income approach. The fair value of loss is recognized in an amount equal to that excess.

Significant judgments inherent in these analyses include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rates and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and indefinite-lived intangible asset and could result in an impairment charge, which could be material to our financial position and results of operations.

We performed our impairment assessment of goodwill and indefinite-lived intangible assets and concluded that no impairment existed for the years ended December 31, 2011, and 2010. As further discussed in Note 2 – *Growth and Value Plan & Discontinued Operations*, we determined that during the year ended December 31, 2012, the goodwill at MHE's School Education Group was impaired.

FOREIGN CURRENCY TRANSLATION We have operations in many foreign countries. For most international operations, the local currency is the functional currency. For international operations that are determined to be extensions of the parent company, the U.S. dollar is the functional currency. For local currency operations, assets and liabilities are translated into U.S. dollars using end of period exchange rates, and revenue and expenses are translated into U.S. dollars using weighted-average exchange rates. Foreign currency translation adjustments are accumulated in a separate component of equity.

REVENUE RECOGNITION Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. We consider amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured. Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not objectively determinable, management makes its best estimate of the services' stand-alone selling price and records revenue as it is earned over the service period. For arrangements that include multiple services, fair value of the service components are determined using an analysis that considers cash consideration that would be received for instances when the service components are sold separately. Advertising revenue is recognized when the page is run. Subscription income is recognized over the related subscription period.

DEPRECIATION The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives: buildings and improvements from 15 to 40 years and equipment and furniture from 2 to 10 years. The costs of leasehold improvements are amortized over the lesser of the useful lives or the terms of the respective leases.

ADVERTISING EXPENSE The cost of advertising is expensed as incurred. We incurred $34 million, $32 million and $30 million in advertising costs for the years ended December 31, 2012, 2011 and 2010, respectively.

STOCK-BASED COMPENSATION Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which typically is the vesting period. Stock-based compensation is classified as both operating-related expense and selling and general expense in the consolidated statements of income.

INCOME TAXES Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize liabilities for uncertain tax positions taken or expected to be taken in income tax returns. Accrued interest and penalties related to unrecognized tax benefits are recognized in interest expense and operating expense, respectively.

Judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and unrecognized tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

We file income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on our assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that examinations will be settled prior to December 31, 2013. If any of these tax audit settlements do occur within that period we would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between us and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, our opinion is that any assessments resulting from the current audits will not have a material effect on our consolidated financial statements.

REDEEMABLE NONCONTROLLING INTEREST The agreement with the minority partners of our S&P Dow Jones Indices LLC joint venture discussed in Note 3 – *Acquisitions and Divestitures*, contains redemption features whereby interests held by our minority partners is redeemable both at the option of the holder and upon the occurrence of an event that is not solely within our control. Since redemption of the noncontrolling interest is outside of our control, this interest is presented on our consolidated balance sheets under the caption "Redeemable noncontrolling interest." If the interest were to be redeemed, we would be required to purchase all of such interest at fair value on the date of redemption. We adjust the redeemable noncontrolling interest each reporting period to its estimated redemption value, but never less than its initial fair value, using a combination of an income and market valuation approach. Our income and market valuation approaches may incorporate Level 3 measures for instances when observable inputs are not available, including assumptions related to expected future net cash flows, long-term growth rates, the timing and nature of tax attributes, and the redemption features. Any adjustments to the redemption value will impact retained income. See Note 9 – *Equity*, for further detail.

CONTINGENCIES We accrue for loss contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. When we accrue for loss contingencies and the reasonable estimate of the loss is within a range, we record its best estimate within the range. We disclose an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred.

RECENT ACCOUNTING STANDARDS In February 2013, the Financial Accounting Standards Board ("FASB") issued amended guidance expanding the disclosure requirements for amounts reclassified out of accumulated other comprehensive income. The amendments require an entity to present, either on the face of the statement where net income is presented or in the notes to its financial statements, details of significant items reclassified in their entirety out of accumulated other comprehensive income and identification of the respective line items effecting net income for instances when reclassification is required under U.S. GAAP. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity will be required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by type. The amendments are effective prospectively for our reporting period beginning January 1, 2013.

In July 2012, FASB issued guidance that simplified how an entity tests for impairment of indefinite-lived intangible assets. Under the revised guidance, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity determines that it is more likely than not that the indefinite-lived intangible asset is impaired, then the entity is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value of the indefinite-lived intangible asset with its carrying amount. Otherwise, no further testing is required. The guidance is effective for interim and annual periods beginning after September 15, 2012; however, early adoption is permitted. We adopted the FASB's guidance during our fourth quarter ended December 31, 2012. Adoption of this guidance did not have a significant impact on our financial position, results of operations or cash flows.

In September 2011, FASB issued guidance that simplified how an entity tests goodwill for impairment. The revised guidance provides an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment. Under the revised guidance, an entity is permitted to first assess qualitative factors to determine whether goodwill impairment exists prior to performing analyses comparing the fair value of a reporting unit to its carrying amount. If, after assessing the totality of events or circumstances, an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is required. Otherwise, no further testing is required. We adopted the FASB's guidance during our fourth quarter ended December 31, 2011. The adoption of the guidance did not have a significant impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued guidance that modified how comprehensive income is presented in an entity's financial statements. The guidance issued requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of equity. The revised financial statement presentation for comprehensive income was effective on January 1, 2012 and has been incorporated into our Form 10-K.

In May 2011, the FASB issued new guidance for fair value measurements intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amended guidance provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amended guidance, which went into effect for us beginning January 1, 2012, did not have a significant impact on our financial position, results of operations or cash flows.

RECLASSIFICATION In addition to the effects of discontinued operations presentation, certain other prior year amounts have been reclassified for comparability purposes.

2. GROWTH AND VALUE PLAN & DISCONTINUED OPERATIONS

On September 12, 2011, we announced that our Board of Directors had unanimously approved a comprehensive Growth and Value Plan that includes separation into two companies: McGraw Hill Financial, focused on providing essential information to the capital, commodities and commercial markets, and McGraw-Hill Education ("MHE"), focused on education products and services and digital learning. The Growth and Value Plan has been focused on accelerating growth and increasing shareholder value through not only this separation, but also through substantial cost-cutting initiatives and increased share repurchases.

As we approach the completion of the Growth and Value Plan we have achieved our objectives under our Growth and Value Plan relating to the separation of MHE, cost reductions, increased shareholder return and investing/divesting in targeted assets that position us for long-term growth.

On November 26, 2012, we entered into a definitive agreement to sell MHE to investment funds affiliated with Apollo Global Management, LLC, for a purchase price of $2.5 billion subject to certain closing adjustments. As part of this transaction, McGraw-Hill will receive $250 million in senior unsecured notes issued by the purchaser at an annual interest rate of 8.5%. We are currently in the process of determining the fair value of these notes. For all periods presented in our Form 10-K, the results of operations of MHE have been reclassified to reflect the business as a discontinued operation and the assets and liabilities of the business have been reclassified as held for sale in the consolidated balance sheets. The sale of MHE is subject to various closing conditions and is anticipated to close in the first quarter of 2013. See Item 1a, *Risk Factors*, in our Form 10-K for updates to certain risk factors related to the sale.

The table below summarizes our costs related to the Growth and Value Plan including restructuring charges for the year ended December 31, 2012:

(in millions)	Continuing	Discontinued
Professional fees	$117	$17
Restructuring charges	68	39
Transaction costs for our S&P Dow Jones Indices LLC joint venture	15	–
Charges related to lease commitments	8	3
Miscellaneous charges	18	2
	$226	$61

These are costs necessary to enable separation, reduce our cost structure, accelerate growth and increase shareholder value. Total costs incurred since the Growth and Value Plan was announced in September of 2011 have been $297 million.

The Growth and Value Plan costs are included in selling and general expenses in our consolidated statements of income as follows:

	Years ended December 31,	
(in millions)	**2012**	2011
Growth and Value Plan costs	**$ 226**	$ 10
Other selling and general expenses	**1,483**	1,377
Total selling and general expenses	**$1,709**	$1,387

In addition to the sale of MHE, our discontinued operations for the years ended December 31, 2011 and 2010 also include the Broadcasting Group as we entered into a definitive agreement on October 3, 2011 with The E.W. Scripps Company to sell the Broadcasting Group. The sale was completed on December 30, 2011, when we received net proceeds of approximately $216 million. As a result of the sale, we recognized a pre-tax gain of $123 million, which was included in (loss) income from discontinued operations. For the year ended December 31, 2011 and prior periods presented, we reported our Broadcasting Group, previously included in our C&C segment, as a discontinued operation. The results of operations of the Broadcasting Group have been reclassified to reflect the business as a discontinued operation and assets and liabilities of the business have been removed from the consolidated balance sheet as of December 31, 2011.

The key components of (loss) income from discontinued operations consist of the following:

	Years ended December 31,		
(in millions)	**2012**	2011	2010
Revenue	**$2,062**	$2,382	$2,529
Expenses	**2,287**	2,035	2,135
Operating (loss) profit	**(225)**	347	394
Interest income, net	**(2)**	(3)	(2)
(Loss) income before taxes on (loss) income	**(223)**	350	396
Provision for taxes on (loss) income	**11**	116	144
(Loss) income from discontinued operations before gain on sale	**(234)**	234	252
Gain from discontinued operations, net of taxes of $48	**–**	74	–
(Loss) income from discontinued operations, net of tax	**$ (234)**	$ 308	$ 252

Results from discontinued operations for the year ended December 31, 2012 included several non-recurring items:

- Intangible asset impairments of $497 million that consisted of goodwill, prepublication and inventory assets at MHE's School Education Group ("SEG").
  - As a result of the offer we received from Apollo Global Management, LLC in the fourth quarter of 2012, we performed a goodwill impairment review at MHE, which resulted in a full impairment of goodwill of $478 million at SEG.
  - An impairment charge of $19 million was recorded on certain prepublication and inventory assets as targeted school programs were shut down.
- Restructuring charges of $39 million consisting primarily of employee severance costs related to a workforce reduction of approximately 530 positions.
- Direct transaction costs of $17 million for legal and professional fees related to the sale of MHE.
- A charge related to a lease commitment of $3 million.
- These charges were partially offset by a vacation accrual reversal of $17 million related to a change in our vacation policy as discussed in Note 1 - *Accounting Policies*.

The components of assets and liabilities classified as discontinued operations in the consolidated balance sheets consist of the following:

	December 31,	
(in millions)	**2012**	2011
Accounts receivable, net	**$ 333**	$ 343
Property and equipment, net	**122**	127
Goodwill	**469**	944
Other intangible assets, net	**156**	181
Inventories, net	**235**	262
Prepublication costs	**304**	325
Other assets	**321**	326
Assets held for sale	**$1,940**	$2,508
Accounts payable and accrued expenses	**123**	157
Unearned revenue	**192**	117
Other liabilities	**349**	445
Liabilities held for sale	**$ 664**	$ 719

3. ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

For the year ended December 31, 2012, we paid cash for acquisitions, net of cash acquired, totaling $177 million. None of our acquisitions were material either individually or in the aggregate, including the pro forma impact on earnings. All acquisitions were funded with cash flows from operations. Acquisitions completed during the year ended December 31, 2012 by segment included:

S&P DJ Indices

- On June 29, 2012, we closed our transaction with CME Group, Inc. ("CME Group") and CME Group Index Services LLC ("CGIS"), a joint venture between CME Group and Dow Jones & Company, Inc., to form a new company, S&P Dow Jones Indices LLC. See below for further detail related to this transaction.

S&P Capital IQ

- On June 29, 2012, we acquired Credit Market Analysis Limited ("CMA") from the CME Group. CMA provides independent data concerning the over-the-counter markets. CMA's data and technology will enhance our capability to provide pricing and related over-the-counter information.
- On April 3, 2012, we completed the acquisition of QuantHouse, an independent global provider of end-to-end systematic low-latency market data solutions. The acquisition allows us to offer real-time monitors, derived data sets and analytics as well as the ability to package and resell this data as part of a core solution.
- On February 8, 2012, we completed the acquisition of R^2 Technologies ("R^2"). R^2 provides advanced risk and scenario-based analytics to traders, portfolio and risk managers for pricing, hedging and capital management across asset classes.

C&C

- On November 1, 2012, we completed the acquisition of Kingsman SA ("Kingsman"), a privately-held, Switzerland-based provider of price information and analytics for the global sugar and biofuels markets. The acquisition of Kingsman will expand our presence in sugar and biofuels information markets and has the potential to provide growth in the global agricultural information markets.

S&P Ratings

- On July 4, 2012, CRISIL, our majority owned Indian credit rating agency, completed the acquisition of Coalition Development Ltd. ("Coalition"), a privately-held U.K. analytics company, and its subsidiaries. Coalition provides high-end analytics to leading global investment banks and other financial services firms. Coalition has been integrated into CRISIL's Global Research & Analytics business.

Our acquisitions during 2012 were accounted for using the purchase method. Under the purchase method, the excess of the

purchase price over the fair value of the net assets acquired is allocated to goodwill and other intangibles. Intangible assets recorded for all transactions are amortized using the straight-line method for periods not exceeding 20 years. None of the goodwill acquired from our acquisitions during 2012 will be deductible for tax purposes.

Acquisition of Dow Jones Index Business

We own 73% and CME Group and CGIS collectively own 27% of S&P Dow Jones LLC. In exchange for their 27% minority interest, CME Group and CGIS contributed their Dow Jones Index ("DJI") business; in exchange for our 73% and controlling interest, we contributed our Standard & Poor's Index ("S&P Index") business. The DJI business focuses on the development of financial benchmarks used by licensees to create exchange-traded funds, option contracts and futures contracts traded on exchanges as well as used as a metric to evaluate economic performance. The combination of these businesses creates the world's premier provider of financial market indices; we expect to increase revenue through international and asset-class expansion, new product development, enhanced market data offerings and increased cross-selling opportunities. The pro forma impact on revenue and earnings from our joint venture with the DJI business was not material to our consolidated results for the year ended December 31, 2012.

The terms of the operating agreement of S&P Dow Jones Indices LLC contain redemption features whereby interests held by minority partners are redeemable. See Note 9 – *Equity* for further discussion.

Acquisition-Related Expenses

During the year ended December 31, 2012, we incurred $15 million of acquisition-related costs related to the formation of S&P Dow Jones Indices LLC. These expenses are included in selling and general expenses in our consolidated statement of income.

Preliminary Allocation of Purchase Price

Because we consolidate S&P Dow Jones Indices LLC, we have applied the purchase method of accounting to the S&P Dow Jones Indices LLC contributed business. DJI's results of operations have been included in our consolidated results of operations subsequent to June 29, 2012 (the "Acquisition Date").

The fair value of the DJI business acquired of $792 million was estimated by applying a market approach and an income approach. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement. The fair value estimates of the proportionate shares of the contributed businesses are based on, but not limited to, future expected cash flows, appropriate discount rates ranging from 10% to 11%, long term growth rates of 2.5% to 3.5%, assumed financial multiples of companies deemed to be similar to the DJI, and market rate assumptions for contractual obligations. S&P Index continues to be recorded at its historical or carry-over basis.

At the Acquisition Date, our noncontrolling interest has been recorded at the fair value of DJI we acquired plus the proportionate interest of the S&P Index business at our carry-over basis. As of June 30, 2012, we recorded a redeemable noncontrolling interest in our consolidated financial statements (see Note 9 – *Equity* for further discussion) at the preliminary fair value of 27% of S&P Dow Jones Indices LLC or $792 million due to the redemption provisions described above, representing CME Group's and CGIS' interest in S&P Dow Jones Indices LLC.

The tables below present the consideration transferred and the allocation of purchase price to the assets and liabilities of the DJI business acquired as a result of the transaction.

Consideration Transferred

(in millions)	
Fair value of 27% of S&P Index	$571
Fair value of redeemable noncontrolling interest associated with net assets acquired	221
Total	$792

Purchase Price Allocation

(in millions)	
Current assets	$ 79
Intangible assets:	
Indefinite-lived intangibles	470
Customer relationships	110
Other intangibles	33
Goodwill	111
Current liabilities	(11)
Total net assets	$792

The intangible assets, excluding goodwill and indefinite-lived intangibles, will be amortized over their anticipated useful lives of between 5 and 20 years, which will be determined when we finalize our purchase price allocation.

Income Taxes

We are responsible for the tax matters for S&P Dow Jones Indices LLC, including the filing of returns and the administration of any proceedings with taxing authorities. For U.S. federal income tax purposes, S&P Dow Jones Indices LLC is treated as a partnership. The income of S&P Dow Jones Indices LLC will flow through and be subject to tax at the partners' level. However S&P Dow Jones Indices LLC is expected to incur current and deferred income taxes in a limited number of states and localities and its foreign subsidiaries are expected to incur immaterial current and deferred foreign income taxes.

We recognized $216 million of non-current deferred tax liabilities in connection with CME Group and CGIS acquiring an indirect noncontrolling interest in the S&P Index business in exchange for our acquisition of a portion of our interest in the DJI business. Because we maintained control of the S&P Index business, the excess of fair value received over historical carrying value and the related tax impact were recorded in additional paid-in capital.

Goodwill and Identifiable Intangibles

Goodwill consists primarily of intangible assets that do not qualify for separate recognition, including assembled workforce, noncontractual relationships and agreements. The goodwill is not expected to be deductible for tax purposes.

For the year ended December 31, 2011, we completed acquisitions totaling $194 million. None of our acquisitions were material either individually or in the aggregate, including the pro forma impact on earnings. All acquisitions were funded with cash flows from operations. Acquisitions completed during the year ended December 31, 2011 included:

- On July 1, 2011, we acquired the issued and outstanding shares of Steel Business Briefing Group (the "SBB Group"), a privately held U.K. company and leading provider of news, pricing and analytics to the global steel market. The SBB Group provides subscription-based, electronic products to the steel industry and its participants through two principal businesses, Steel Business Briefing and The Steel Index. The SBB Group is included within Platts, part of our C&C segment. In connection with the preliminary purchase price allocation, estimates of the fair values of long-lived and intangible assets have been determined utilizing currently available information and are subject to finalization.
- On January 3, 2011, we acquired all of the issued and outstanding membership interest units of Bentek Energy LLC ("Bentek"), which is included as part of our C&C segment. Bentek offers its customers a comprehensive portfolio of data, information and analytics products in the natural gas and liquids sector. The primary purpose of the acquisition was to acquire Bentek's knowledge, skill and expertise in gathering high-quality detailed data and their ability to identify key relationships within the data critical to industry participants.

Our acquisitions of the SBB Group and Bentek were accounted for using the purchase method. Under the purchase method, the excess of the purchase price over the fair value of the net assets acquired is allocated to goodwill and other intangibles. Intangible assets recorded for all transactions are amortized using the straight-line method for periods not exceeding 12 years. The goodwill acquired from the Bentek acquisition will be deductible for tax purposes; the goodwill acquired from the SBB Group acquisition will not be deductible for tax purposes.

For the year ended December 31, 2010, our acquisition and investment activities totaled $327 million. None of our acquisitions or investments was material either individually or in the aggregate, including the pro forma impact on earnings. All acquisitions were funded with cash flows from operations. Acquisitions and investment activities completed during the year ended December 31, 2010 included:

- On December 3, 2010, our majority owned subsidiary, Crisil Ltd., acquired substantially all the assets and certain liabilities of Pipal Research Corporation ("Pipal"), an Indian-based knowledge process outsourcing company focused on providing information to enable management teams to make more informed strategic, operational, and marketing decisions across a broad range of industries. The acquisition of Pipal will enable Crisil, which is part of our S&P Ratings segment, to expand its service offerings that can be offered to its traditional customer base.
- On September 20, 2010, we acquired substantially all the assets and certain liabilities of TheMarkets.com LLC, a company focused on providing real-time investment information to brokers and institutional investors. This acquisition is consistent with S&P Capital IQ's focus on creating strategic value through providing access to investment research, data, and analytics to customers that facilitates informed investment decisions.
- In April of 2010, we made a $5 million contingent payment related to an asset acquisition in 2008, which is part of our S&P Capital IQ segment.

Non-cash investing activities

Liabilities assumed in conjunction with the acquisition of businesses are as follows:

	Years ended December 31,		
(in millions)	**2012**	2011	2010
Fair value of assets acquired	**$1,071**	$214	$347
Fair value of consideration transferred for DJI business	**792**	–	–
Cash paid (net of cash acquired)	**177**	194	327
Liabilities assumed	**$ 102**	$ 20	$ 20

DIVESTITURES

We did not complete any dispositions during the year ended December 31, 2012.

As discussed in Note 2 – *Growth and Value Plan & Discontinued Operations*, MHE is classified as a discontinued operation for all periods presented as we have entered into a definitive agreement to sell and the Broadcasting Group sale was completed on December 30, 2011.

During the year ended December 31, 2011, we recorded a pre-tax gain of $13 million within other income in the consolidated statement of income, related to the sale of our interest in the LinkedIn Corporation in May as part of their initial public offering. This investment was held within our C&C segment.

During the year ended December 31, 2010, we recorded a pre-tax gain of $7 million within other income in the consolidated statement of income, related to the sale of certain equity interests in September which were a part of our S&P Ratings segment. The gain was primarily from the sale of an equity interest in an Indian commodity exchange that was made to comply with local regulations discouraging foreign-based entities from owning an interest in local Indian exchanges in excess of 5%.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

GOODWILL

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired.

As a result of our joint venture between CME Group and Dow Jones & Company, Inc., to form a new company, S&P Dow Jones Indices LLC and how we are managing this company, combined with the formation of McGraw Hill Financial, we have separated our previously reported S&P Capital IQ / S&P Indices segment into two separate reportable segments. See Note 12 - *Segment and Geographic Information* for further discussion on our segments.

As a result, we reallocated the goodwill balance of S&P Capital IQ / S&P Indices to reflect the new segment based on a relative fair value approach. The change in the carrying amount of goodwill by segment is shown below:

(in millions)	S&P Ratings	S&P Capital IQ	S&P DJ Indices	C&C	Total
Balance as of December 31, 2010	$191	$240	$223	$289	$ 943
Additions, net	–	–	–	159	159
Other (primarily Fx)	6	(2)	–	(2)	2
Balance as of December 31, 2011	197	238	223	446	1,104
Additions	**29**	**164**	**111**	**21**	**325**
Transfers/reorganizations	**(95)**	**53**	**45**	**–**	**3**
Other (primarily Fx)	**(1)**	**2**	**1**	**4**	**6**
Balance as of December 31, 2012	**$130**	**$457**	**$380**	**$471**	**$1,438**

Goodwill additions in the table above relate to transactions discussed in Note 3 - *Acquisitions and Divestitures.*

OTHER INTANGIBLE ASSETS

Other intangible assets include both indefinite-lived assets not subject to amortization and definite-lived assets subject to amortization. We have indefinite-lived assets with a carrying value of $634 million and $164 million as of December 31, 2012 and 2011, respectively, that consist of:

- $380 million and $90 million, for Dow Jones Indices intellectual property and the Dow Jones tradename, respectively, that we recorded as part of the transaction to form S&P Dow Jones Indices LLC in 2012 further described in Note 3 - *Acquisitions and Divestitures,* and
- $164 million within our C&C segment for J.D. Power and Associates tradename.

The following table summarizes our definite-lived intangible assets:

(in millions) **Cost**	Databases and software	Content	Customer relationships	Tradenames	Other intangibles	Total
Balance as of December 31, 2010	$ 82	$139	$104	$37	$ 60	$422
Additions, net	27	–	11	8	2	48
Balance as of December 31, 2011	109	139	115	45	62	470
Additions, net	**17**	**–**	**110**	**1**	**108**	**236**
Other (primarily Fx)	**–**	**–**	**–**	**(1)**	**1**	**–**
Balance as of December 31, 2012	**$126**	**$139**	**$225**	**$45**	**$171**	**$706**
Accumulated amortization						
Balance as of December 31, 2010	$ 64	$ 3	$ 36	$24	$ 47	$174
Current year amortization	6	14	7	3	3	33
Balance as of December 31, 2011	70	17	43	27	50	207
Current year amortization	**10**	**14**	**11**	**3**	**10**	**48**
Other (primarily Fx)	**–**	**–**	**1**	**–**	**3**	**4**
Balance as of December 31, 2012	**$ 80**	**$ 31**	**$ 55**	**$30**	**$ 63**	**$259**
Net definite-lived intangibles:						
December 31, 2011	$ 39	$122	$ 72	$18	$ 12	$263
December 31, 2012	**$ 46**	**$108**	**$170**	**$15**	**$108**	**$447**

Definite-lived intangible assets are being amortized on a straight-line basis over periods of up to 40 years. The weighted-average life of the intangible assets as of December 31, 2012 is approximately 11 years. Amortization expense for the years ended December 31, 2012, 2011 and 2010, and the projected amortization expense for intangible assets over the next five years for the years ended December 31, assuming no further acquisitions or dispositions, is as follows:

(in millions)	Amortization expense	Expected amortization expense
2010	$21	
2011	33	
2012	48	
2013		$51
2014		52
2015		49
2016		49
2017		46

5. TAXES ON INCOME

Income before taxes on income resulted from domestic and foreign operations as follows:

	Years ended December 31,		
(in millions)	**2012**	2011	2010
Domestic operations	**$ 841**	$ 700	$ 699
Foreign operations	**289**	300	244
Total continuing income before taxes	**$1,130**	$1,000	$ 943

The provision/(benefit) for taxes on income consists of the following:

	Years ended December 31,		
(in millions)	**2012**	2011	2010
Federal:			
Current	**$194**	$238	$159
Deferred	**74**	(6)	37
Total federal	**268**	232	196
Foreign:			
Current	**91**	93	109
Deferred	**(9)**	13	(14)
Total foreign	**82**	106	95
State and local:			
Current	**40**	36	49
Deferred	**14**	–	4
Total state and local	**54**	36	53
Total provision for taxes for continuing operations	**404**	374	344
Provision for discontinued operations	**11**	164	143
Total provision for taxes	**$415**	$538	$487

A reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate for financial reporting purposes is as follows:

	Years ended December 31,		
	2012	2011	2010
U.S. federal statutory income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes	**3.6**	2.4	4.6
Foreign operations	**(2.6)**	(3.0)	(1.6)
S&P Dow Jones Indices LLC joint venture	**(1.1)**	–	–
Other, net	**0.9**	3.0	(1.6)
Effective income tax rate for continuing operations	**35.8%**	37.4%	36.4%

The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes are as follows:

	December 31,	
(in millions)	**2012**	2011
Deferred tax assets:		
Postretirement benefits	**$ 201**	$ 202
Employee compensation	**123**	128
Accrued expenses	**105**	99
Unearned revenue	**60**	58
Allowance for doubtful accounts	**17**	10
Loss carryforwards	**25**	8
Total deferred tax assets	**531**	505
Deferred tax liabilities:		
Goodwill and intangible assets[1]	**(379)**	(131)
Fixed assets	**(54)**	(58)
Other	**(1)**	(7)
Total deferred tax liabilities	**(434)**	(196)
Net deferred income tax asset before valuation allowance	**97**	309
Valuation allowance	**(7)**	(7)
Net deferred income tax asset	**$ 90**	$ 302
Reported as:		
Current deferred tax assets	**$ 117**	$ 110
Current deferred tax liabilities	**(7)**	(2)
Non-current deferred tax assets	**36**	207
Non-current deferred tax liabilities	**(56)**	(13)
Net deferred income tax asset	**$ 90**	$ 302

1 See Note 3 – *Acquisitions and Divestitures* for further discussion regarding the impact related to the S&P Dow Jones Indices LLC.

We record valuation allowances against deferred income tax assets when we determine that it is more likely than not based upon all the available evidence that such deferred income tax assets will not be realized. The valuation allowance is primarily related to operating losses.

We have not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings that are indefinitely reinvested in foreign operations amounted to $762 million at December 31, 2012. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

We made net income tax payments for continuing and discontinued operations totaling $243 million in 2012, $452 million in 2011, and $410 million in 2010. As of December 31, 2012, we had net operating loss carryforwards of $133 million, some of which will expire over varying periods.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31,		
(in millions)	**2012**	2011	2010
Balance at beginning of year	**$58**	$ 53	$37
Additions based on tax positions related to the current year	**14**	12	14
Additions for tax positions of prior years	**3**	3	10
Reduction for tax positions of prior years	**(1)**	(10)	(8)
Balance at end of year	**$74**	$ 58	$53

The total amount of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2012 and 2011 was $74 million and $58 million, respectively, exclusive of interest and penalties. The increase of $16 million in 2012 is the amount of unrecognized tax benefits that unfavorably impacted tax expense. The unfavorable impact to the tax provision was partially offset by the favorable outcome of the completed state, local and foreign tax audits.

We recognize accrued interest and penalties related to unrecognized tax benefits in interest expense and operating-related expense, respectively. In addition to the unrecognized tax benefits, as of December 31, 2012 and 2011, we had $14 million and $10 million, respectively, of accrued interest and penalties associated with uncertain tax positions.

During 2012, we completed various state and foreign tax audits and, with few exceptions, we are no longer subject to federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2003.

During 2011, we effectively completed the U.S. federal tax audit for 2010 and we also completed various state and foreign tax audits. During 2010, we effectively completed the U.S. federal tax audit for 2009 and we also completed various state and foreign tax audits. The impact to tax expense in 2012, 2011 and 2010 was not material.

However, even though we have effectively completed the U.S. federal tax audit for the years 2010, 2009, 2008 and 2007, those years remained open pending the appeal of an unresolved issue. On February 5, 2013, the Appeals Office of the Internal Revenue Service issued a Notice of Deficiency determining that we are not eligible for the deduction for domestic production activities. We have 90 days to decide whether we will file a petition in Tax Court. We do not believe the outcome of this action will have a material adverse effect on our results of operations.

We file income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on an assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that tax examinations will be settled prior to December 31, 2013. If any of these tax audit settlements do occur within that period, we would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between us and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable.

On the basis of present information, it is our opinion that any assessments resulting from the current audits will not have a material effect on our consolidated financial statements.

Although the timing of income tax audit resolution and negotiations with taxing authorities are highly uncertain, we do not anticipate a significant change to the total amount of unrecognized income tax benefits within the next twelve months.

6. DEBT

A summary of short-term and long-term debt outstanding is as follows:

	December 31,	
(in millions)	**2012**	2011
5.375% Senior Notes, due 2012	**$ –**	$ 400
5.9% Senior Notes, due 2017[1]	**400**	399
6.55% Senior Notes, due 2037[2]	**399**	399
Commercial paper	**457**	–
Total debt	**1,256**	1,198
Less: short-term debt including current maturities	**457**	400
Long-term debt	**$ 799**	$ 798

1 Interest payments are due semiannually on April 15 and October 15, and as of December 31, 2012, the unamortized debt discount is $0.5 million.

2 Interest payments are due semiannually on May 15 and November 15, and as of December 31, 2012, the unamortized debt discount is $1.3 million.

On November 15, 2012, our $400 million, 5.375% Senior Notes matured and were fully repaid.

Annual long-term debt maturities are scheduled as follows based on book values as of December 31, 2012: no amounts due from 2013-2016, approximately $400 million due in 2017 and approximately $399 million due thereafter.

We have the ability to borrow a total of $1.2 billion through our commercial paper program, which is supported by our $1.2 billion three-year credit agreement (our "credit facility") that will terminate on July 30, 2013. We pay a commitment fee of 15 to 35 basis points for our credit facility, depending on our credit rating, whether or not amounts have been borrowed and currently pay a commitment fee of 20 basis points. The interest rate on borrowings under our credit facility is, at our option, calculated using rates that are primarily based on either the prevailing London Inter-Bank Offer Rate, the prime rate determined by the administrative agent or the Federal funds rate. For certain borrowings under this credit facility there is also a spread based on our credit rating added to the applicable rate.

In connection with the special dividend in the amount of $2.50 per share on our common stock we utilized our commercial paper program in December of 2012 and as a result, commercial paper borrowings outstanding as of December 31, 2012 totaled $457 million with an average interest rate and term of 0.48% and 28 days. See Note 9 - *Equity* for further discussion concerning the special dividend. As of December 31, 2012, we can borrow $743 million in additional funds through the commercial paper program. There were no outstanding commercial paper borrowings as of December 31, 2011.

Our credit facility contains certain covenants. The only financial covenant requires that our indebtedness to cash flow ratio, as defined in our credit facility, is not greater than 4 to 1, and this covenant has never been exceeded.

On February 7, 2013, Fitch Ratings downgraded our credit rating to BBB+ from A- and placed our ratings on Rating Watch Negative. On February 14, 2013, Moody's Investors Service downgraded our credit rating from A3 to Baa2 with negative outlook. There has been no change to our short-term/commercial paper ratings of F2 from Fitch Ratings and P-2 from Moody's Investors Service.

7. EMPLOYEE BENEFITS

We have a number of defined benefit pension plans and defined contribution plans covering substantially all employees. Our primary U.S. pension plan is a noncontributory plan under which benefits are based on employee career employment compensation. In December 2011, our Board of Directors approved a plan amendment that froze our U.S. employee retirement plan ("U.S. ERP") effective on April 1, 2012. Our U.S. ERP is a defined benefit plan. Under the amendment, no new employees will be permitted to enter the U.S. ERP and no additional benefits for current participants for future services will be accrued.

We also have unfunded non-U.S. and supplemental benefit plans. The supplemental benefit plans provide senior management with supplemental retirement, disability and death benefits. Certain supplemental retirement benefits are based on final monthly earnings. In addition, we sponsor voluntary 401(k) plans under which we may match employee contributions up to certain levels of compensation as well as profit-sharing plans under which we contribute a percentage of eligible employees' compensation to the employees' accounts.

We also provide certain postretirement medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory. We currently do not prefund any of these plans.

We recognize the funded status of our retirement and postretirement plans in the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income, net of taxes. The amounts in accumulated other comprehensive income represent net unrecognized actuarial losses and unrecognized prior service costs. These amounts will be subsequently recognized as net periodic pension cost pursuant to our accounting policy for amortizing such amounts.

As part of the definitive agreement to sell MHE to investment funds affiliated with Apollo Global Management, LLC, described further in Note 2 - *Growth and Value Plan & Discontinued Operations*, we will retain the benefit obligations and plan assets related to MHE, however, the benefit cost for periods presented is bifurcated between continuing and discontinued operations.

BENEFIT OBLIGATION

A summary of the benefit obligation and the fair value of plan assets, as well as the funded status for the retirement and post-retirement plans as of December 31, is as follows (benefits paid in the table below include only those amounts contributed directly to or paid directly from plan assets):

	Retirement Plans		Postretirement Plans	
(in millions)	**2012**	2011	**2012**	2011
Net benefit obligation at beginning of year	**$1,834**	$1,794	**$ 129**	$ 144
Service cost	**24**	67	**3**	3
Interest cost	**93**	99	**5**	6
Plan participants' contributions	**1**	1	**5**	5
Actuarial loss (gain)	**287**	59	**3**	(14)
Gross benefits paid	**(71)**	(63)	**(17)**	(16)
Plan amendments [1]	**–**	(129)	**–**	–
Foreign currency effect	**11**	3	**–**	–
Federal subsidy benefits received	**–**	–	**1**	1
Other adjustments	**(8)**	3	**–**	–
Net benefit obligation at end of year	**2,171**	1,834	**129**	129
Fair value of plan assets at beginning of year	**1,505**	1,567	**–**	–
Actual return on plan assets	**212**	(31)	**–**	–
Employer contributions	**193**	29	**12**	10
Plan participants' contributions	**1**	1	**5**	6
Gross benefits paid	**(71)**	(63)	**(17)**	(16)
Foreign currency effect	**11**	2	**–**	–
Fair value of plan assets at end of year	**1,851**	1,505	**–**	–
Funded status	**$ (320)**	$ (329)	**$(129)**	$(129)
Amounts recognized in consolidated balance sheets				
Non-current assets	**$ 97**	$ 68	**$ –**	$ –
Current liabilities	**(6)**	(6)	**(11)**	(9)
Non-current liabilities	**(411)**	(391)	**(118)**	(120)
	$ (320)	$ (329)	**$(129)**	$(129)
Accumulated benefit obligation	**$2,093**	$1,773		
Plans with accumulated benefit obligation in excess of the fair value of plan assets				
Projected benefit obligation	**$1,773**	$1,487		
Accumulated benefit obligation	**$1,756**	$1,480		
Fair value of plan assets	**$1,356**	$1,090		
Amounts recognized in accumulated other comprehensive loss, net of tax				
Net actuarial loss (gain)	**$ 455**	$ 359	**$ (3)**	$ (5)
Prior service credit	**(4)**	(6)	**(1)**	(2)
Total recognized	**$ 451**	$ 353	**$ (4)**	$ (7)

1 In December 2011, our Board of Directors approved a plan amendment that froze our U.S. ERP effective on April 1, 2012. This amendment decreased our pension benefit liabilities by $129 million, and resulted in an after-tax decrease in accumulated other comprehensive loss of $82 million. We also recorded an immaterial amount of pension plan curtailment expense in 2011 as a result of the plan amendment.

The actuarial loss included in accumulated other comprehensive loss for our retirement plans and expected to be recognized in net periodic pension cost during the year ending December 31, 2013 is $25 million. There is an immaterial amount of prior service credit included in accumulated other comprehensive loss for our retirement plans expected to be recognized in net periodic benefit cost during the year ending December 31, 2013.

The prior service credit included in accumulated other comprehensive loss for our postretirement plans and expected to be recognized in net periodic benefit cost during the year ending December 31, 2013 is $1 million. There is no actuarial loss in accumulated other comprehensive loss for our postretirement plans expected to be recognized in net periodic benefit cost during the year ending December 31, 2013.

NET PERIODIC COST

For purposes of determining annual pension cost, prior service costs are being amortized straight-line over the average remaining service period of employees expected to receive benefits.

A summary of net periodic benefit cost for our retirement and postretirement plans for the years ended December 31, is as follows:

	Retirement Plans			Postretirement Plans		
(in millions)	**2012**	2011	2010	**2012**	2011	2010
Service cost	**$ 24**	$ 67	$ 61	**$ 3**	$ 3	$ 3
Interest cost	**93**	99	94	**5**	6	7
Expected return on assets	**(124)**	(127)	(112)	**-**	-	-
Amortization of:						
Actuarial loss	**32**	31	15	**-**	-	-
Prior service credit	**(1)**	-	-	**(1)**	(1)	(1)
Net periodic benefit cost	**$ 24**	$ 70	$ 58	**$ 7**	$ 8	$ 9

Our United Kingdom ("U.K.") retirement plan accounted for $3 million in 2012 and 2011 and $6 million in 2010 of the net periodic benefit cost attributable to the funded plans.

Other changes in plan assets and benefit obligations recognized in other comprehensive income, net of tax for the years ended December 31, are as follows:

	Retirement Plans			Postretirement Plans		
(in millions)	**2012**	2011	2010	**2012**	2011	2010
Net actuarial loss (gain)	**$116**	$ 65	$41	**$2**	$(12)	$(6)
Recognized actuarial gain	**(20)**	(18)	(9)	**-**	-	-
Prior service credit	**2**	-	-	**1**	1	1
Total recognized	**$ 98**	$ 47	$32	**$3**	$(11)	$(5)

The total cost for our retirement plans was $129 million for 2012, $175 million for 2011 and $156 million for 2010. Included in the total retirement plans cost are defined contribution plans cost of $86 million for 2012, $88 million for 2011 and $83 million 2010.

ASSUMPTIONS

	Retirement Plans			Postretirement Plans		
	2012	2011	2010	**2012**	2011	2010
Benefit obligation:[1]						
Discount rate	**4.1%**	5.1%	5.4%	**3.45%**	4.45%	4.7%
Compensation increase factor	**N/A**	4.5%	4.5%			
Net periodic cost:						
Weighted-average healthcare cost rate[2]				**7.5%**	8.0%	8.0%
Discount rate – U.S. plan[3]	**5.1%**	5.4%	5.95%	**4.45%**	4.65%	5.3%
Discount rate – U.K. plan[3]	**5.1%**	5.5%	5.9%			
Compensation increase factor – U.S. plan	**4.5%**	4.5%	5.5%			
Compensation increase factor – U.K. plan	**5.85%**	6.25%	6.25%			
Return on assets[4]	**7.75%**	8.0%	8.0%			

1 These assumptions for the retirement plans relate to our U.S. ERP and a compensation increase factor is no longer applicable for 2012 because there are no further salary increases as the U.S. ERP was frozen in April 2012.

2 The assumed weighted-average healthcare cost trend rate will decrease ratably from 7.5% in 2012 to 5% in 2018 and remain at that level thereafter. Assumed healthcare cost trends have an effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend creates the following effects:

(in millions)	1% point increase	1% point decrease
Effect on postretirement obligation	$4	$(4)

3 Effective January 1, 2013, we changed our discount rate assumption on our U.S. retirement plans to 4.1% from 5.1% in 2012 and changed our discount rate assumption on our U.K. plan to 4.8% from 5.1% in 2012.

4 The expected return on assets assumption is calculated based on the plan's asset allocation strategy and projected market returns over the long-term. Effective January 1, 2013, we changed our return on assets assumption to 7.25% from 7.75% in 2012.

CASH FLOWS

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted. The Act established a prescription drug benefit under Medicare, known as "Medicare Part D", and a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Our benefits provided to certain participants are at least actuarially equivalent to Medicare Part D, and, accordingly, we are entitled to a subsidy.

Expected employer contributions in 2013 are $30 million for our retirement plans and $12 million for our postretirement plans. In 2013, we may elect to make additional non-required contributions depending on investment performance and the pension plan status. Information about the expected cash flows for our retirement and postretirement plans and the impact of the Medicare subsidy is as follows:

		Postretirement Plans[2]			
(in millions)	Retirement Plans[1]	Gross payments	Retiree contributions	Medicare subsidy	Net payments
2013	$ 72	$ 19	$ (7)	$(1)	$11
2014	75	21	(8)	(1)	12
2015	78	22	(10)	(1)	11
2016	82	24	(12)	(1)	11
2017	86	25	(14)	(1)	10
2018–2022	484	151	(98)	(3)	50

1 Reflects the total benefits expected to be paid from the plans or from our assets including both our share of the benefit cost and the participants' share of the cost.

2 Reflects the total benefits expected to be paid from our assets.

FAIR VALUE OF PLAN ASSETS

In accordance with authoritative guidance for fair value measurements certain assets and liabilities are required to be recorded at fair value. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value hierarchy has been established which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value of our defined benefit plans assets as of December 31, 2012 and 2011, by asset class is as follows:

	December 31, 2012			
(in millions)	**Total**	**Level 1**	**Level 2**	**Level 3**
Cash and short-term investments, and other	**$ 180**	**$ 2**	**$ 178**	**$ -**
Equity securities:				
U.S. indexes[1]	**399**	**119**	**280**	**-**
U.S. growth and value	**344**	**307**	**37**	**-**
U.K.	**154**	**85**	**69**	**-**
International, excluding U.K.	**225**	**137**	**87**	**1**
Fixed income securities:				
Long duration strategy[2]	**370**	**-**	**370**	**-**
Intermediate duration securities	**3**	**-**	**3**	**-**
Agency mortgage backed securities	**13**	**-**	**13**	**-**
Asset backed securities	**10**	**-**	**10**	**-**
Non-agency mortgage backed securities[3]	**52**	**-**	**52**	**-**
U.K.[4]	**41**	**-**	**41**	**-**
International, excluding U.K.	**43**	**-**	**43**	**-**
Real estate:				
U.K.[5]	**17**	**-**	**-**	**17**
Total	**$1,851**	**$650**	**$1,183**	**$18**

	December 31, 2011			
(in millions)	Total	Level 1	Level 2	Level 3
Cash and short-term investments, and other	$ 32	$ 2	$ 30	$ –
Equity securities:				
U.S. indexes[1]	306	125	181	–
U.S. growth and value	370	370	–	–
U.K.	144	78	66	–
International, excluding U.K.	297	157	139	1
Fixed income securities:				
Long duration strategy[2]	195	–	195	–
Non-agency mortgage backed securities[3]	66	–	66	–
U.K.[4]	45	–	45	–
International, excluding U.K.	28	–	28	–
Real estate:				
U.K.[5]	22	–	–	22
Total	$1,505	$732	$750	$23

1 Includes securities that are tracked in the following indexes: S&P 500, S&P MidCap 400, S&P MidCap 400 Growth and S&P Smallcap 600.

2 Includes securities that are investment grade obligations of issuers in the U.S.

3 Includes U.S. mortgage-backed securities that are not backed by the U.S. government.

4 Includes securities originated by the government of and other issuers from the U.K.

5 Includes a fund which holds real estate properties in the U.K.

For securities that are quoted in active markets, the trustee/custodian determines fair value by applying securities' prices obtained from its pricing vendors. For commingled funds that are not actively traded, the trustee applies pricing information provided by investment management firms to the unit quantities of such funds. Investment management firms employ their own pricing vendors to value the securities underlying each commingled fund. Underlying securities that are not actively traded derive their prices from investment managers, which in turn, employ vendors that use pricing models (e.g. discounted cash flow, comparables). The domestic defined benefit plans have no investment in our stock, except through the S&P 500 commingled index fund.

The trustee obtains estimated prices from vendors for securities that are not easily quotable and they are categorized accordingly as Level 3. The following tables details further information our plan assets where we have used significant unobservable inputs (Level 3):

(in millions)	
Beginning balance as of December 31, 2011	$23
Capital distributions	(5)
Ending balance as of December 31, 2012	**$18**

PENSION TRUSTS' ASSET ALLOCATIONS

There are two pension trusts, one in the U.S. and one in the U.K.

- The U.S. pension trust had assets of $1.5 billion and $1.2 billion as of December 31, 2012 and 2011, respectively, and the target allocations in 2013 include 50% domestic equities, 16% international equity securities, and 34% debt securities and short-term investments.
- The U.K. pension trust had assets of $318 million and $258 million as of December 31, 2012 and 2011, respectively, and the target allocations in 2013 include 78% equities, 16% fixed income, and 6% U.K. real estate.

The pension assets are invested with the goal of producing a combination of capital growth and income. The mix of assets is established after consideration of the long-term performance and risk characteristics of asset classes. Investments are selected based on their potential to enhance returns, preserve capital, and reduce overall volatility. Holdings are diversified within each asset class. The portfolios employ a mix of index and actively managed equity strategies by market capitalization, style, geographic regions, and economic sectors. The fixed income strategies include U.S. long duration securities, opportunistic fixed income securities, and U.K. debt instruments. The short-term portfolio, whose primary goal is capital preservation for liquidity purposes, is composed of government and government-agency securities, un-invested cash, receivables, and payables. The portfolios do not employ any financial leverage.

U.S. DEFINED CONTRIBUTION PLANS

Assets of the defined contribution plans in the U.S. consist primarily of investment options which include actively managed equity, indexed equity, actively managed equity/bond funds, McGraw-Hill common stock, stable value, and money market strategies. There is also a self-directed mutual fund investment option. The plans purchased 620,455 and sold 869,199 shares of McGraw-Hill common stock in 2012 and purchased 695,632 and sold 796,934 shares of McGraw-Hill common stock in 2011. The plans held approximately 3.7 million shares of McGraw-Hill common stock as of December 31, 2012 and 4.0 million shares as of December 31, 2011, with market values of $200 million and $178 million, respectively. The plans received dividends on McGraw-Hill common stock of $13 million during the year ended December 31, 2012 and $4 million during the year ended December 31, 2011.

8. STOCK-BASED COMPENSATION

We issue stock-based incentive awards to our eligible employees and Directors under two employee stock ownership plans (the 1993 and 2002 Employee Stock Incentive Plans) and a Director Deferred Stock Ownership Plan.

- **1993 EMPLOYEE STOCK INCENTIVE PLAN** – This plan provided for the granting of incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), restricted stock awards, or other stock-based awards. No further awards may be granted under this plan; although awards granted prior to the adoption of the 2002 Plan, as amended, remain outstanding under this plan in accordance with their terms. The remaining options under this plan will expire in the first quarter of 2013.
- **2002 EMPLOYEE STOCK INCENTIVE PLAN (THE "2002 PLAN")** – The 2002 Plan permits the granting of nonqualified stock options, SARs, performance stock, restricted stock and other stock-based awards.
- **DIRECTOR DEFERRED STOCK OWNERSHIP PLAN** – Under this plan, common stock reserved may be credited to deferred stock accounts for eligible Directors. In general, the plan requires that 50% of eligible Directors' annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this plan are not required to provide consideration to us other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the plan.

The number of common shares reserved for issuance are as follows:

	December 31,	
(in millions)	**2012**	2011
Shares available for granting under the 2002 Plan	**26.8**	19.2
Options outstanding	**18.6**	27.0
Total shares reserved for issuance[1]	**45.4**	46.2

1 Shares reserved for issuance under the Director Deferred Stock Ownership Plan are included in the total, but are less than 0.2 million.

We issue treasury shares upon exercise of stock options and the issuance of restricted stock and unit awards. To offset the dilutive effect of the exercise of employee stock options, we periodically repurchase shares, see Note 9 – *Equity* for further discussion.

Also impacting the common shares reserved for issuance was the special dividend announced in the fourth quarter of 2012. In conjunction with the special dividend, the Compensation and Leadership Development Committee of the Board of Directors decided that employees who hold stock options, performance share units and restricted unit awards under the employee stock ownership plans should receive the economic benefit of the special dividend. Therefore, employees' equity awards have been adjusted to maintain the value of the award prior to the special dividend.

Stock-based compensation expense and the corresponding tax benefit are as follows:

	Years ended December 31,		
(in millions)	**2012**	2011	2010
Stock option expense	**$10**	$19	$18
Restricted stock and unit awards expense	**83**	58	33
Total stock-based compensation expense	**$93**	$77	$51
Tax benefit	**$36**	$29	$20

Included in total stock-based compensation expense are amounts related to employees at the Company's corporate offices who transferred to MHE of $5 million, $4 million and $2 million for the years ended December 31, 2012, 2011 and 2010. Additionally, stock-based compensation of $16 million, $19 million and $14 million is recorded in discontinued operations for the years ended December 31, 2012, 2011 and 2010, respectively, as a result of the definitive agreement to sell MHE described further in Note 2 – *Growth and Value Plan & Discontinued Operations*.

STOCK OPTIONS

Stock options, which may not be granted at a price less than the fair market value of our common stock on the date of grant, vest over a two years service period in equal annual installments and have a maximum term of 10 years. Therefore, stock option compensation costs are recognized from the date of grant, utilizing a two-year graded vesting method. Under this method, fifty percent of the costs are ratably recognized over the first twelve months with the remaining costs ratably recognized over a twenty-four month period starting from the date of grant.

We use a lattice-based option-pricing model to estimate the fair value of options granted. The following assumptions were used in valuing the options granted (in 2012, stock options were not granted as part of employees' total stock-based incentive awards):

	Years ended December 31,	
	2011	2010
Risk-free average interest rate	0.2–3.5%	0.3–4.2%
Dividend yield	2.5–3.0%	2.9–3.1%
Volatility	21–51%	28–60%
Expected life (years)	6.1–6.2	5.8–7.0
Weighted-average grant-date fair value per option	$10.61	$10.02

Because lattice-based option-pricing models incorporate ranges of assumptions, those ranges are disclosed. These assumptions are based on multiple factors, including historical exercise patterns, post-vesting termination rates, expected future exercise

patterns and the expected volatility of our stock price. The risk-free interest rate is the imputed forward rate based on the U.S. Treasury yield at the date of grant. We use the historical volatility of our stock price over the expected term of the options to estimate the expected volatility. The expected term of options granted is derived from the output of the lattice model and represents the period of time that options granted are expected to be outstanding.

Stock option activity is as follows:

(in millions, except per award amounts)	Shares	Weighted average exercise price	Weighted-average remaining years of contractual term	Aggregate intrinsic value
Options outstanding as of December 31, 2011	27.0	$39.96		
Granted [1]	0.7[1]	–		
Exercised	(8.4)	$35.61		
Canceled, forfeited and expired	(0.7)	$52.85		
Options outstanding as of December 31, 2012	**18.6**	**$39.58**	**4.1**	**$288**
Options exercisable as of December 31, 2012	**17.5**	**$39.71**	**3.8**	**$270**

1 These shares relate to the adjustment in connection with the special dividend announced in the fourth quarter of 2012 and, as such, a weighted average exercise price was not calculated.

(in millions, except per award amounts)	Shares	Weighted-average grant-date fair value
Nonvested options outstanding as of December 31, 2011	3.6	$10.41
Vested [1]	(2.4)	$10.34
Forfeited	(0.1)	$10.41
Nonvested options outstanding as of December 31, 2012	**1.1**	**$10.61**

Total unrecognized compensation expense related to nonvested options	**$1**
Weighted-average years to be recognized over	**0.3**

1 The majority of the share adjustment that was recorded in connection with the special dividend announced in the fourth quarter of 2012 related to options that have previously vested, therefore, the shares granted were offset by the equivalent vested amount.

The total fair value of our stock options that vested during the years ended December 31, 2012, 2011 and 2010 was $21 million, $18 million and $20 million, respectively.

We receive a tax deduction for certain stock option exercises during the period in which the options are exercised, generally for the excess of the quoted market value of the stock at the time of the exercise of the options over the exercise price of the options ("intrinsic value"). For the years ended December 31, 2012, 2011 and 2010, $42 million, $20 million and $2 million, respectively, of excess tax benefits from stock options exercised are reported in our cash flows used for financing activities.

Information regarding our stock option exercises is as follows:

	Years ended December 31,		
(in millions)	**2012**	2011	2010
Net cash proceeds from the exercise of stock options	**$299**	$139	$50
Total intrinsic value of stock option exercises	**$120**	$ 41	$16
Income tax benefit realized from stock option exercises	**$ 47**	$ 16	$ 6

RESTRICTED STOCK AND UNIT AWARDS

Restricted stock and unit awards (performance and non-performance) have been granted under the 2002 Plan. Restricted stock and unit performance awards will vest only if we achieve certain financial goals over the performance period. Restricted stock non-performance awards have various vesting periods (generally three years), with vesting beginning on the first anniversary of the awards. Recipients of restricted stock and unit awards are not required to provide consideration to us other than rendering service.

The stock-based compensation expense for restricted stock and unit awards is determined based on the market price of our stock at the grant date of the award applied to the total number of awards that are anticipated to fully vest. For restricted stock and unit performance awards, adjustments are made to expense dependent upon financial goals achieved.

Restricted stock and unit activity for performance and non-performance awards is as follows:

(in millions, except per award amounts)	Shares	Weighted-average grant-date fair value
Nonvested shares as of December 31, 2011	4.4	$36.78
Granted [1]	1.7	$44.38
Vested	(2.5)	$35.24
Forfeited	(0.2)	$37.54
Nonvested shares as of December 31, 2012	3.4	$40.49
Total unrecognized compensation expense related to nonvested options	$115	
Weighted-average years to be recognized over	1.7	

1 There are 0.2 million shares within the total amount granted during the year that relate to the adjustment in connection with the special dividend announced in the fourth quarter of 2012.

	Years ended December 31,		
	2012	2011	2010
Weighted-average grant-date fair value per award	**$44.38**	$37.80	$33.72
Total fair value of restricted stock and unit awards vested	**$ 90**	$ 1	$ 1
Tax benefit relating to restricted stock activity	**$ 32**	$ 22	$ 13

9. EQUITY

CAPITAL STOCK

Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued.

The following table provides detail of our dividend history. On December 6, 2012, our Board of Directors approved a special dividend in the amount of $2.50 per share on our common stock, payable on December 27, 2012 to shareholders on record on December 18, 2012. On January 30, 2013, the Board of Directors approved an increase in the dividends for 2013 to a quarterly rate of $0.28 per common share.

	Years ended December 31,		
	2012	2011	2010
Quarterly dividend rate	**$0.255**	$0.25	$0.235
Annualized dividend rate	**$ 1.02**	$1.00	$ 0.94
Special dividend	**$ 2.50**	$ –	$ –
Dividends paid (in millions)	**$ 984**	$ 296	$ 292

STOCK REPURCHASES

In 2007 the Board of Directors approved a stock repurchase program authorizing the purchase of up to 45 million shares (the "2007 Repurchase Program"). On June 29, 2011, the Board of Directors approved a new stock repurchase program authorizing the purchase of up to 50 million shares (the "2011 Repurchase Program"), which was approximately 17% of the total shares of our outstanding common stock at that time.

Share repurchases were as follows:

	Years ended December 31,		
(in millions, except average price)	**2012**	2011	2010
Total number of shares purchased – 2011 Repurchase Program [1]	**6.8**	26.3	–
Total number of shares purchased – 2007 Repurchase Program	**–**	8.4	8.7
Average price paid per share [2]	**$50.35**	$40.48	$29.37
Total cash utilized	**$ 295**	$1,500	$ 256

1 2012 includes shares received at the conclusion of the uncollared Accelerated Share Repurchase Agreement described in more detail below.

2 Average price paid per share information does not include the accelerated share repurchase transaction as discussed in more detail below.

Our purchased shares may be used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options. As of December 31, 2012, 16.9 million shares remained available under the 2011 Repurchase Program. As of December 31, 2012, there were no remaining shares available under the 2007 Repurchase Program. The 2011 Repurchase Program has no expiration date and purchases under this program may be made from time to time on the open market and in private transactions, depending on market conditions.

ACCELERATED SHARE REPURCHASE PROGRAM

On December 7, 2011 we entered into two separate Accelerated Share Repurchase Agreements ("ASR Agreements") with a financial institution to initiate share repurchases, aggregating $500 million.

- The first ASR Agreement was structured as an uncollared ASR Agreement for the repurchase of $250 million of shares at a per share price equal to the volume weighted average price ("VWAP") of our common stock between December 7, 2011 and February 22, 2012.
- The second ASR Agreement was structured as a capped ASR Agreement for the repurchase of $250 million of shares at a per share price that was capped based on 110% of the VWAP of our common stock during the period from December 7, 2011 through December 21, 2011. This capped price set the minimum number of shares that will be repurchased.

Uncollared ASR Agreement

We paid $250 million on December 12, 2011 and received an initial delivery of approximately 5 million shares from the financial institution subject to a 20%, or $50 million, holdback. At the conclusion of the uncollared ASR Agreement, which occurred on February 22, 2012, we received 0.8 million

additional shares bringing the total shares repurchased under the uncollared ASR Agreement to approximately 6 million shares.

Capped ASR Agreement

We paid $250 million and received approximately 5 million shares representing the minimum number of common shares to be repurchased based on a calculation using a specific capped price per share. At the conclusion of the capped ASR agreement, which occurred on April 23, 2012, we received 0.1 million additional shares bringing the total shares repurchased under the capped ASR Agreement to approximately 5 million shares.

The ASR Agreements were accounted for as two transactions; a stock purchase transaction and a forward stock purchase contract. The initial delivery of shares resulted in an immediate reduction of our outstanding shares used to determine our weighted average common shares outstanding for purposes of calculating basic and diluted net earnings per share. The forward stock purchase contract is classified as an equity instrument. As of December 31, 2012 and 2011, the excess amount paid on a per share basis for the minimum shares purchased under the capped ASR Agreement was recorded as a reduction to additional paid-in capital in our consolidated balance sheets. We have evaluated the capped ASR Agreement for its potential dilution and as a result, these additional shares were not included in our weighted average diluted earnings per share calculation because their effect would be antidilutive.

REDEEMABLE NONCONTROLLING INTERESTS

The agreement with the minority partners of our S&P Dow Jones Indices LLC partnership discussed in Note 3 - *Acquisitions and Divestitures* contains redemption features whereby interests held by minority partners are redeemable either (i) at the option of the holder or (ii) upon the occurrence of an event that is not solely within our control. Specifically, under the terms of the operating agreement of S&P Dow Jones Indices LLC, after December 31, 2017, CME Group and CGIS will have the right at any time to sell, and we are obligated to buy, at least 20% of their share in S&P Dow Jones Indices LLC. In addition, in the event there is a change of control of the Company, for the 15 days following a change in control, CME Group and CGIS will have the right to put their interest to us at the then fair value of CME Group's and CGIS' minority interest.

If interests were to be redeemed under this agreement, we would generally be required to purchase the interest at fair value on the date of redemption. This interest is presented on the consolidated balance sheet outside of equity under the caption "Redeemable noncontrolling interest" with an initial value based on fair value for the portion attributable to the net assets we acquired, and based on our historical cost for the portion attributable to our S&P Index business. Redeemable noncontrolling interest will be adjusted each reporting period to its estimated redemption value using a combination of an income and market valuation approach, but in no event to an amount less than its initial fair value. Any adjustments to the redemption value will impact retained income.

Noncontrolling interests that do not contain such redemption features are presented in equity.

Changes to redeemable noncontrolling interest during the year ended December 31, 2012 were as follows:

(in millions)	
Opening redeemable noncontrolling interest	$792
Net income attributable to noncontrolling interest	34
Distributions to noncontrolling interest	(33)
Redemption value adjustment	17
Ending redeemable noncontrolling interest	$810

10. EARNINGS PER SHARE

Basic earnings per common share ("EPS") is computed by dividing net income attributable to the common shareholders of the Company by the weighted-average number of common shares outstanding. Diluted EPS is computed in the same manner as basic EPS, except the number of shares is increased to include additional common shares that would have been outstanding if potential common shares with a dilutive effect had been issued. Potential common shares consist primarily of stock options, restricted stock and restricted stock units calculated using the treasury stock method. The calculation for basic and diluted EPS is as follows:

	Years ended December 31,		
(in millions, except per share data)	**2012**	2011	2010
Amount attributable to The McGraw-Hill Companies, Inc. common shareholders:			
Income from continuing operations	**$ 676**	$ 607	$ 581
(Loss) income from discontinued operations	**(239)**	304	247
Net income attributable to the Company	**$ 437**	$ 911	$ 828
Basic weighted-average number of common shares outstanding	**278.6**	298.1	309.4
Effect of stock options and other dilutive securities	**6.0**	5.5	2.8
Diluted weighted-average number of common shares outstanding	**284.6**	303.6	312.2
Basic EPS:			
Income from continuing operations	**$ 2.43**	$ 2.03	$ 1.88
(Loss) income from discontinued operations	**(0.86)**	1.02	0.80
Net income	**$ 1.57**	$ 3.05	$ 2.68
Diluted EPS:			
Income from continuing operations	**$ 2.37**	$ 2.00	$ 1.86
(Loss) income from discontinued operations	**(0.84)**	1.00	0.79
Net income	**$ 1.53**	$ 3.00	$ 2.65

There were 1.4 million, 1.6 million and 1.4 million restricted performance shares outstanding as of December 31, 2012, 2011 and 2010, respectively, that were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.

The effect of the potential exercise of stock options is excluded from the computation of diluted earnings per share when the average market price of the common stock is lower than the exercise price of the related option during the period because the effect would have been antidilutive. For the years ended December 31, 2012, 2011 and 2010, the number of stock options excluded from the computation was 3.4 million, 10.1 million and 23.2 million, respectively.

11. RESTRUCTURING

In order to contain costs and mitigate the impact of current and expected future economic conditions, as well as continued focus on process improvements, we have initiated various restructuring plans over the last several years. The plans that are currently active with a remaining liability are further described below. The charges for each restructuring plan are classified as selling and general expenses within the consolidated statements of income and the reserves are included in other current liabilities in the consolidated balance sheets.

In certain circumstances, reserves are no longer needed because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from the Company and did not receive severance or were reassigned due to circumstances not foreseen when the original plans were initiated. In these cases, we reverse reserves through the consolidated statements of income when it is determined they are no longer needed. As part of the definitive agreement to sell MHE to investment funds affiliated with Apollo Global Management, LLC, described further in Note 2 - *Growth and Value Plan & Discontinued Operations,* we will retain MHE's restructuring liabilities. Therefore the remaining reserves described below include MHE's restructuring liability, however, the charge associated with the reserve has been bifurcated between continuing and discontinued operations.

During the second half of 2012, we continued to identify opportunities for cost savings through workforce reductions and other restructuring activities as part of our Growth and Value Plan, which includes creating two independent companies with focused cost structures. Approximately 45% of the headcount reduction related to our finance & accounting, human resource, information technology, and other support services within our shared service center as we transition various work to selected outsource providers. We recorded a pre-tax restructuring charge of $68 million, consisting of employee severance costs related to a company-wide workforce reduction of approximately 670 positions. This charge consisted of $15 million for S&P Ratings, $19 million for S&P Capital IQ, $1 million for S&P DJ Indices, $12 million for C&C and $21 million for our corporate segment. The total reserve, including MHE, was $107 million. For the year ended December 31, 2012, we have reduced the reserve by $15 million for cash payments for employee severance costs. The remaining reserve as of December 31, 2012 is $92 million.

During the fourth quarter of 2011, we initiated a restructuring plan to create a flatter and more agile organization as part of our Growth and Value Plan. We recorded a pre-tax restructuring charge of $32 million, consisting primarily of facility exit costs and employee severance costs related to a company-wide workforce reduction of approximately 250 positions. This charge consisted of $9 million for S&P Ratings, $6 million for C&C and $17 million for our corporate segment. The total reserve, including MHE, was $66 million. In the second quarter of 2012 we recorded an additional pre-tax restructuring charge of $5 million primarily for employee severance costs as part of the Growth and Value Plan. For the years ended December 31, 2012 and December 31, 2011, we have reduced the reserve by $47 million and $4 million, respectively, primarily relating to cash payments for employee severance costs. The remaining reserve as of December 31, 2012 is $20 million.

As of December 31, 2012, our 2006 restructuring initiative still has a remaining reserve relating to facilities costs of $2 million.

12. SEGMENT AND GEOGRAPHIC INFORMATION

As discussed in Note 1 - *Accounting Policies,* we have four reportable segments: S&P Ratings, S&P Capital IQ, S&P DJ Indices and C&C. As a result of our joint venture between CME Group and Dow Jones & Company, Inc., to form a new company, S&P Dow Jones Indices LLC and how we are managing this company, combined with the formation of McGraw Hill Financial, we have separated our previously reported S&P Capital IQ / S&P Indices segment into two separate reportable segments. These changes had no impact on consolidated revenue or operating profit. Our previously reported MHE segment is reported as a discontinued operation as discussed in Note 2 - *Growth and Value Plan & Discontinued Operations.*

The Executive Committee, consisting of our principal corporate executives, is our chief operating decision-maker and evaluates performance of our segments and allocates resources based primarily on operating profit. Segment operating profit does not include unallocated expense or interest expense, which are centrally managed costs. We use the same accounting policies for our segments as those described in Note 1 - *Accounting Policies.*

Segment information for the years ended December 31 is as follows:

	Revenue			Operating Profit		
(in millions)	**2012**	2011	2010	**2012**	2011	2010
S&P Ratings	**$2,034**	$1,767	$1,695	**$ 849**	$ 720	$ 762
S&P Capital IQ	**1,124**	1,031	916	**208**	214	171
S&P DJ Indices	**388**	323	273	**212**	189	144
C&C	**973**	896	811	**248**	180	153
Intersegment elimination	**(69)**	(63)	(56)	**-**	-	-
Total operating segments	**4,450**	3,954	3,639	**1,517**	1,303	1,230
Unallocated expense	**-**	-	-	**(306)**	(226)	(204)
Total	**$4,450**	$3,954	$3,639	**$1,211**	$1,077	$1,026

	Depreciation & Amortization[1]			Capital Expenditures		
(in millions)	**2012**	2011	2010	**2012**	2011	2010
S&P Ratings	**$ 43**	$ 40	$ 37	**$43**	$40	$39
S&P Capital IQ	**50**	43	28	**22**	21	21
S&P DJ Indices	**8**	3	3	**2**	2	2
C&C	**23**	23	22	**17**	14	10
Total operating segments	**124**	109	90	**84**	77	72
Corporate	**17**	17	18	**13**	15	14
Total	**$141**	$126	$108	**$97**	$92	$86

1 Depreciation & Amortization includes amortization of technology projects.

Segment information as of December 31 is as follows:

	Total Assets	
(in millions)	**2012**	2011
S&P Ratings	**$ 726**	$ 667
S&P Capital IQ	**1,123**	809
S&P DJ Indices	**1,133**	303
C&C	**1,000**	954
Total operating segments	**3,982**	2,733
Corporate[1]	**1,130**	1,379
Assets held for sale	**1,940**	2,508
Total	**$7,052**	$6,620

1 Corporate assets consist principally of cash and equivalents, assets for pension benefits, deferred income taxes and leasehold improvements related to subleased areas.

We have operations with foreign revenue and long-lived assets in approximately 80 countries. We do not have operations in any foreign country that represent more than 8% of our consolidated revenue. Transfers between geographic areas are recorded at agreed upon prices and intercompany revenue and profit are eliminated. No single customer accounted for more than 10% of our consolidated revenue.

The following is a schedule of revenue and long-lived assets by geographic region:

	Revenue			Long-lived Assets	
	Years ended December 31,			December 31,	
(in millions)	**2012**	2011	2010	**2012**	2011
United States	**$2,684**	$2,373	$2,253	**$2,376**	$ 873
European region	**1,067**	951	839	**441**	638
Asia	**454**	423	357	**70**	406
Rest of the world	**245**	207	190	**57**	40
Total	**$4,450**	$3,954	$3,639	**$2,944**	$1,957

See Note 3 - *Acquisitions and Divestitures*, and Note 11 - *Restructuring*, for actions that impacted the segment operating results.

13. COMMITMENTS AND CONTINGENCIES

RENTAL EXPENSE AND LEASE OBLIGATIONS

We are committed under lease arrangements covering property, computer systems and office equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their economic lives or their lease term. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services and the associated fees are recognized on a straight-line basis over the minimum lease period.

Rental expense for property and equipment under all operating lease agreements is as follows:

	Years ended December 31,		
(in millions)	**2012**	2011	2010
Gross rental expense	**$164**	$158	$156
Less: sublease revenue	**(4)**	(2)	(2)
Less: Rock-McGraw rent credit	**(19)**	(18)	(18)
Net rental expense	**$141**	$138	$136

In December 2003, we sold our 45% equity investment in Rock-McGraw, Inc., which owns our headquarters building in New York City, and remained an anchor tenant of what continues to be known as The McGraw-Hill Companies building by concurrently leasing back space through 2020. As of December 31, 2012, we leased approximately 17% of the building space. Proceeds from the disposition were $382 million and the sale resulted in a pre-tax gain, net of transaction costs, of $131 million ($58 million after-tax) upon disposition. As a result of the amount of building space we retained through our leaseback, a pre-tax gain of $212 million ($126 million after-tax) was deferred upon the disposition in 2003. This gain is being amortized over the remaining lease term as a reduction in rent expense, reducing the deferred gain to $123 million as of December 31, 2012. The amount of the gain amortized during the year ended December 31, 2012 was $13 million. Interest expense associated with this operating lease for the year ended December 31, 2012 was $6 million.

Cash amounts for future minimum rental commitments, including rent payments on the sale-leaseback, under existing non-cancelable leases with a remaining term of more than one year, along with minimum sublease rental income to be received under non-cancelable subleases are shown in the following table.

(in millions)	Rent commitment	Sublease income	Net rent
2013	$ 166	$ (8)	$ 158
2014	151	(7)	144
2015	138	(8)	130
2016	127	(7)	120
2017	117	(6)	111
2018 and beyond	373	(14)	359
Total	$1,072	$(50)	$1,022

RELATED PARTY AGREEMENTS

We entered into a new license agreement (the "License Agreement") with the holder of S&P Dow Jones Indices LLC noncontrolling interest, CME Group, which replaced the 2005 license agreement between S&P DJ Indices and CME Group. Under the terms of the License Agreement, S&P Dow Jones Indices LLC receives a share of the profits from the trading and clearing of CME Group's equity index products. During the year ended December 31, 2012, S&P Dow Jones Indices LLC earned $21 million of revenue under the terms of the License Agreement. The entire amount of this revenue is included in our consolidated statement of income, and the portion related to the 27% noncontrolling interest is removed in the net income attributable to noncontrolling interests.

LEGAL MATTERS

In the normal course of business both in the United States and abroad, the Company and its subsidiaries are defendants in numerous legal proceedings and are involved, from time to time, in governmental and self-regulatory agency proceedings which may result in adverse judgments, damages, fines or penalties. Also, various governmental and self-regulatory agencies regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations.

A writ of summons was served on The McGraw-Hill Companies, SRL and on The McGraw-Hill Companies, SA (both indirect subsidiaries of the Company) (collectively, "Standard & Poor's") on September 29, 2005 and October 7, 2005, respectively, in an action brought in the Tribunal of Milan, Italy by Enrico Bondi ("Bondi"), the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. and Parmalat S.p.A. (collectively, "Parmalat"). Bondi had brought numerous other lawsuits in both Italy and the United States against entities and individuals who had dealings with Parmalat. In this suit, Parmalat claims that Standard & Poor's, which had issued investment grade ratings on Parmalat until shortly before Parmalat's collapse in December 2003, breached its duty to issue an independent and professional rating and negligently and knowingly assigned inflated ratings in order to retain Parmalat's business. Alleging joint and several liability, Parmalat claims damages of euros 4,073,984,120 (representing the value of bonds issued by Parmalat and the rating fees paid by Parmalat) with interest, plus damages to be ascertained for Standard & Poor's alleged complicity in aggravating Parmalat's financial difficulties and/or for having contributed in bringing about Parmalat's indebtedness towards its bondholders, and legal fees. On June 29, 2011, the Court issued its final decision dismissing in its entirety Parmalat's main damages claim which was based on the value of the bonds issued. The Court ordered Standard & Poor's to pay Parmalat the sum of approximately euros 784,000 (approximately $1.1 million), representing the amount of rating fees paid to Standard & Poor's by Parmalat, plus interest from the date of service of the Writ of Summons. The Court also ordered Standard & Poor's to reimburse Parmalat for euros 47,390 (less than $0.1 million) in trial costs and for its share of fees paid to Court-appointed experts, amounting to euros 67,797 (also less than $0.1 million). On September 29, 2012, Parmalat submitted a brief to the Court of Appeals of Milan appealing the judgment issued by the Tribunal of Milan. An initial hearing on the

appeal is scheduled to take place on May 29, 2013. Standard & Poor's response to the appeal, including a cross-appeal, if any, must be filed at least 20 days prior to the initial hearing.

In a separate proceeding, the prosecutor's office in Parma, Italy is conducting an investigation into the bankruptcy of Parmalat. In June 2006, the prosecutor's office issued a Note of Completion of an Investigation ("Note of Completion") concerning allegations, based on Standard & Poor's investment grade ratings of Parmalat, that individual Standard & Poor's rating analysts conspired with Parmalat insiders and rating advisors to fraudulently or negligently cause the Parmalat bankruptcy. The Note of Completion was served on eight Standard & Poor's rating analysts. While not a formal charge, the Note of Completion indicates the prosecutor's intention that the named rating analysts should appear before a judge in Parma for a preliminary hearing, at which hearing the judge will determine whether there is sufficient evidence against the rating analysts to proceed to trial. No date has been set for the preliminary hearing. On July 7, 2006, a defense brief was filed with the Parma prosecutor's office on behalf of the rating analysts.

On October 8, 2009, an action was filed in the District Court for the Southern District of New York entitled Reed Construction Data, Inc. v. The McGraw-Hill Companies, Inc. in which Reed Construction Data asserted eleven claims under various state and federal laws against the Company relating to alleged misappropriation and unfair competition by McGraw-Hill Construction and seeking an unspecified amount of damages, plus attorneys' fees and costs. In response to the Company's motion to dismiss five of the eleven claims in the Reed action, Plaintiff filed an Amended Complaint on December 10, 2009, among other things adding an allegation that McGraw-Hill Construction misappropriated Plaintiff's confidential and trade secret information regarding specific construction projects. The Company filed a renewed motion to dismiss five of the eleven claims in the Amended Complaint on January 22, 2010. On September 14, 2010, the Court granted the Company's motion to dismiss three of the five claims, including claims that alleged violations by the Company of the Racketeer Influenced and Corrupt Organizations Act (RICO) and conspiracy to violate RICO. On May 31, 2011, the Court granted Plaintiff's motion to file a Second Amended Complaint that, among other things, added a false advertising claim under the Lanham Act, including a demand for treble damages and attorneys' fees. The Second Amended Complaint also contains allegations purporting to further support Reed's existing tort and antitrust claims. On June 3, 2011, the Court granted the Company's motion to file a counterclaim against Reed alleging, among other things, that Reed misappropriated the Company's trade secrets and engaged in unfair competition as a result of Reed's recruitment of former employees of the Company and use of information about the Company's customers obtained from the former employees to solicit those customers. The parties are currently engaged in fact discovery.

The Company and Standard & Poor's Ratings Services, together with other credit rating agencies, have been named in numerous lawsuits in U.S. State and Federal Courts, as well as in foreign jurisdictions, relating to the ratings activity of Standard & Poor's Ratings Services brought by alleged purchasers and issuers of rated securities. The Company and Standard & Poor's Ratings Services have also received numerous subpoenas and other government inquiries concerning the rating activity of Standard & Poor's Ratings Services in these areas and continue to respond to all such requests. Additional actions, investigations or proceedings may be initiated from time to time in the future.

In addition, the Company and certain of its officers and directors have been named in a putative class action brought under the federal securities laws by its shareholders and two putative class actions by participants in the Company's ERISA plans relating to alleged misrepresentations and omissions concerning the Company's ratings business:

On August 28, 2007, a putative shareholder class action titled Reese v. Bahash was filed in the District Court for the District of Columbia, and was subsequently transferred to the Southern District of New York. The Company and its CEO and former CFO were named as defendants in the suit, which alleged claims under the federal securities laws in connection with alleged misrepresentations and omissions made by the defendants relating to the Company's earnings and S&P's business practices. On November 3, 2008, the District Court denied Lead Plaintiff's motion to lift the discovery stay imposed by the Private Securities Litigation Reform Act in order to obtain documents S&P submitted to the SEC during the SEC's examination. The Company filed a motion to dismiss the Second Amended Complaint which was fully briefed and submitted as of May 2009. The Court granted a motion by plaintiffs permitting the plaintiffs to amend the complaint on June 29, 2010 and the Third Amended Complaint was filed on July 1, 2010. Defendants' motion to dismiss the Third Amended Complaint was fully briefed. On April 2, 2012, the District Court entered judgment granting the Defendants' motion to dismiss, and dismissing all claims asserted against the Defendants in their entirety. The Lead Plaintiff appealed the dismissal order. On December 20, 2012, the United States Court of Appeals for the Second Circuit affirmed the dismissal in its entirety.

On September 10, 2008, a putative shareholder class action titled Patrick Gearren, et al. v. The McGraw-Hill Companies, Inc., et al. was filed in the District Court for the Southern District of New York against the Company, its Board of Directors, its Pension Investment Committee and the administrator of its pension plans. The Complaint alleged that the defendants breached fiduciary duties to participants in the Company's ERISA plans by allowing participants to continue to invest in Company stock as an investment option under the plans during a period when plaintiffs allege the Company's stock price to have been artificially inflated. The Complaint also asserted that defendants breached fiduciary duties under ERISA by making certain material misrepresentations and non-disclosures concerning the ratings business in plan communications and the Company's SEC filings. A virtually identical complaint was filed on June 12, 2009 in an action titled Sullivan v. The McGraw-Hill Companies, Inc. et al., Case No. 09-CV-5450 in the Southern District of New York. On February 10, 2010 both actions were dismissed in their entirety

for failure to state a claim under applicable law. Both plaintiffs appealed and on October 19, 2011, the Court of Appeals for the Second Circuit affirmed the dismissals in their entirety. On February 23, 2012, the Court of Appeals denied the plaintiffs' petition for reconsideration by the full Court. Plaintiffs filed a petition with the United States Supreme Court asking it to review the decision. The Supreme Court has denied plaintiffs' request and the dismissals are now final.

On September 22, 2011 the Company received a "Wells Notice" from the staff of the U.S. Securities and Exchange Commission (the "Commission") stating that the staff is considering recommending that the Commission institute a civil injunctive action against Standard & Poor's Ratings Services alleging violations of federal securities laws with respect to S&P's ratings for a particular 2007 offering of collateralized debt obligations, known as "Delphinus CDO 2007-1". The Wells Notice is neither a formal allegation nor a finding of wrongdoing. It allows its recipients the opportunity to provide their perspective and to address the issues raised by the staff before any decision is made by the Commission on whether to authorize the commencement of an enforcement proceeding against its recipients. S&P has responded to the staff presenting its position on the issues raised and why the Commission should not commence enforcement proceedings.

In connection with a previously disclosed investigation by the Civil Division of the Department of Justice ("DOJ") of Standard & Poor's Financial Services LLC ("S&P"), the DOJ filed a civil complaint in the United States District Court for the Central District of California on February 4, 2013 against the Company and S&P alleging violations of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 regarding S&P's ratings in 2004-2007 of certain U.S. collateralized debt obligations and S&P's rating models for certain structured finance products. S&P was notified of related state lawsuits.

The Company believes that the claims in the proceedings described above have no basis and they will be vigorously defended by the Company and/or the subsidiaries involved.

In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines, penalties or impact related to each pending matter may be. We believe, based on our current knowledge, that the outcome of the legal actions, proceedings and investigations currently pending should not have a material, adverse effect on our consolidated financial condition.

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The results of operations of MHE for all periods presented and the Broadcasting Group for 2011 have been reclassified to reflect MHE and the Broadcasting Group as discontinued operations. Refer to Note 2 - *Growth and Value Plan & Discontinued Operations* for further discussion.

(in millions, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter	Total year
2012					
Revenue	**$1,035**	**$1,072**	**$1,116**	**$1,226**	**$4,450**
Income from continuing operations	**$ 163**	**$ 180**	**$ 172**	**$ 211**	**$ 726**
(Loss) income from discontinued operations	**$ (36)**	**$ 40**	**$ 165**	**$ (404)**	**$ (234)**
Net income (loss)	**$ 127**	**$ 220**	**$ 337**	**$ (193)**	**$ 492**
Net income attributable to The McGraw-Hill Companies, Inc. common shareholders:					
Income from continuing operations	**$ 158**	**$ 176**	**$ 151**	**$ 190**	**$ 676**
(Loss) income from discontinued operations	**(35)**	**39**	**162**	**(406)**	**(239)**
Net income (loss)	**$ 123**	**$ 216**	**$ 314**	**$ (216)**	**$ 437**
Basic earnings (loss) per share:					
Continuing operations	**$ 0.57**	**$ 0.63**	**$ 0.54**	**$ 0.68**	**$ 2.43**
Discontinued operations	**(0.13)**	**0.14**	**0.58**	**(1.46)**	**(0.86)**
Net Income	**$ 0.44**	**$ 0.77**	**$ 1.13**	**$ (0.78)**	**$ 1.57**
Diluted earnings (loss) per share:					
Continuing operations	**$ 0.56**	**$ 0.62**	**$ 0.53**	**$ 0.67**	**$ 2.37**
Discontinued operations	**(0.13)**	**0.14**	**0.57**	**(1.43)**	**(0.84)**
Net Income	**$ 0.43**	**$ 0.76**	**$ 1.10**	**$ (0.76)**	**$ 1.53**
2011					
Revenue	$ 959	$1,020	$ 971	$1,004	$3,954
Income from continuing operations	$ 165	$ 181	$ 167	$ 113	$ 626
(Loss) income from discontinued operations	$ (41)	$ 34	$ 207	$ 108	$ 308
Net income	$ 124	$ 216	$ 374	$ 221	$ 934
Net income attributable to The McGraw-Hill Companies, Inc. common shareholders:					
Income from continuing operations	$ 160	$ 177	$ 161	$ 108	$ 607
(Loss) income from discontinued operations	(40)	34	205	106	304
Net income	$ 120	$ 211	$ 366	$ 214	$ 911
Basic earnings (loss) per share:					
Continuing operations	$ 0.52	$ 0.59	$0.54	$ 0.38	$ 2.03
Discontinued operations	(0.13)	0.11	0.69	0.37	1.02
Net Income	$ 0.39	$ 0.70	$1.23	$ 0.75	$ 3.05
Diluted earnings (loss) per share:					
Continuing operations	$ 0.52	$ 0.57	$0.53	$ 0.37	$ 2.00
Discontinued operations	(0.13)	0.11	0.67	0.36	1.00
Net Income	$ 0.39	$ 0.68	$1.21	$ 0.73	$ 3.00

Note – Totals presented may not sum due to rounding.

Basic and diluted earnings per share are computed independently for each quarter and full year presented. The number of weighted-average shares outstanding changes as common shares are issued pursuant to employee stock plans, as shares are repurchased by us, and other activity occurs throughout the year. Accordingly, the sum of the quarterly earnings per share data may not agree with the calculated full year earnings per share.

FIVE-YEAR FINANCIAL REVIEW

The results of operations of McGraw-Hill Education have been reclassified to reflect the business as a discontinued operation and the assets and liabilities of the business have been reclassified as held for sale in our consolidated balance sheets. As a result, the selected financial data relate to our continuing operations.

(in millions, except per share data)	**2012**	2011	2010	2009	2008
Income statement data:					
Revenue	**$ 4,450**	$3,954	$3,639	$4,132	$4,354
Segment operating profit	**1,517**	1,303	1,230	1,110	1,118
Income from continuing operations before taxes on income	**1,130**[1]	1,000[2]	943[3]	876[4]	932[5]
Provision for taxes on income	**404**	374	344	315	348
Net income from continuing operations attributable to The McGraw-Hill Companies, Inc.	**676**	607	582	543	582
Earnings per share attributable to the McGraw-Hill Companies, Inc. common shareholders:					
Basic	**2.43**	2.03	1.88	1.74	1.85
Diluted	**2.37**	2.00	1.86	1.73	1.83
Dividends per share	**1.02**	1.00	0.94	0.90	0.88
Special dividend declared per common share	**2.50**				
Operating statistics:					
Return on average equity	**40.5%**	48.2%	40.4%	45.7%	54.0%
Income from continuing operations before taxes on income as a percent of revenue from continuing operations	**25.4%**	25.3%	25.9%	21.2%	21.4%
Net Income from continuing operations as a percent of revenue from continuing operations	**16.3%**	15.8%	16.5%	13.6%	13.4%
Balance sheet data:[6]					
Working capital	**$(1,044)**	$ (845)	$ 262	$ 2	$ (771)
Total assets	**5,122**	4,112	4,664	4,010	3,201
Total debt	**1,256**	1,198	1,198	1,198	1,268
Redeemable noncontrolling interest	**811**	–	–	–	–
Equity	**840**	1,584	2,292	1,929	1,353
Number of employees	**21,687**	22,660	20,755	21,077	21,649

1 Includes the impact of the following items: $135 million charge for Growth and Value Plan costs, a $68 million restructuring charge, transaction costs of $15 million for our S&P Dow Jones Indices LLC joint venture, an $8 million charge related to a reduction in our lease commitments, partially offset by a vacation accrual reversal of $52 million.

2 Includes the impact of a $32 million restructuring charge and a $10 million charge for Growth and Value Plan costs.

3 Includes the impact of the following items: a $16 million charge for subleasing excess space in our New York facilities, an $11 million restructuring charge and a $7 million gain on the sale of certain equity interests at S&P Ratings.

4 Includes the impact of the following items: a $14 million loss on the sale of Vista Research, Inc., an $11 million gain on the sale of *BusinessWeek* and a $4 million net restructuring charge.

5 Includes a $48 million restructuring charge.

6 Excludes discontinued operations.

REPORT OF MANAGEMENT

To the Shareholders of
The McGraw-Hill Companies, Inc.

MANAGEMENT'S ANNUAL REPORT ON ITS RESPONSIBILITY FOR THE COMPANY'S FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The financial statements in this report were prepared by the management of The McGraw-Hill Companies, Inc., which is responsible for their integrity and objectivity.

These statements, prepared in conformity with accounting principles generally accepted in the United States and including amounts based on management's best estimates and judgments, present fairly The McGraw-Hill Companies' financial condition and the results of the Company's operations. Other financial information given in this report is consistent with these statements.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined under the U.S. Securities Exchange Act of 1934. It further assures the quality of the financial records in several ways: a program of internal audits, the careful selection and training of management personnel, maintaining an organizational structure that provides an appropriate division of financial responsibilities, and communicating financial and other relevant policies throughout the Company.

The McGraw-Hill Companies' Board of Directors, through its Audit Committee, composed entirely of outside directors, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. The Audit Committee meets periodically with management, the Company's internal auditors and the independent registered public accounting firm to ensure that each group is carrying out its respective responsibilities. In addition, the independent registered public accounting firm has full and free access to the Audit Committee and meet with it with no representatives from management present.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

As stated above, the Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's management has evaluated the system of internal control using the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework. Management has selected the COSO framework for its evaluation as it is a control framework recognized by the Securities and Exchange Commission and the Public Company Accounting Oversight Board that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company's internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.

Based on management's evaluation under this framework, we have concluded that the Company's internal controls over financial reporting were effective as of December 31, 2012. There are no material weaknesses in the Company's internal control over financial reporting that have been identified by management.

The Company's independent registered public accounting firm, Ernst & Young LLP, has audited the consolidated financial statements of the Company for the year ended December 31, 2012, and has issued their reports on the financial statements and the effectiveness of internal controls over financial reporting.

OTHER MATTERS

There have been no changes in the Company's internal controls over financial reporting during the most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

However, we initiated a number of outsourcing initiatives in 2012 relating to certain information technology, human resources, accounting and transaction processing processes. These initiatives are expected to be fully implemented throughout 2013. We do not believe that these initiatives have had an adverse effect on the internal control over financial reporting.



Harold W. McGraw III
Chairman of the Board, President and Chief Executive Officer



Jack F. Callahan, Jr.
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE MCGRAW-HILL COMPANIES, INC.

We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and equity for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The McGraw-Hill Companies, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
February 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE MCGRAW-HILL COMPANIES, INC.

We have audited The McGraw-Hill Companies, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The McGraw-Hill Companies, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on its Responsibility for the Company's Financial Statements and Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The McGraw-Hill Companies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and equity for each of the three years in the period ended December 31, 2012 of The McGraw-Hill Companies, Inc. and our report dated February 28, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
February 28, 2013

SHAREHOLDER INFORMATION

ANNUAL MEETING

The 2013 annual meeting will be held at 11 a.m. EST on Wednesday, May 1st at our world headquarters:

1221 Avenue of the Americas, Auditorium, Second Floor
New York, NY 10020-1095

The annual meeting will also be Webcast at:
www.mcgraw-hill.com

STOCK EXCHANGE LISTING

Shares of our common stock are traded primarily on the New York Stock Exchange. MHP is the ticker symbol for our common stock.

INVESTOR RELATIONS WEB SITE

Go to www.mcgraw-hill.com/investor_relations to find:

- Dividend and stock split history
- Stock quotes and charts
- Investor Fact Book
- Corporate Governance
- Financial reports, including the annual report, proxy statement and SEC filings
- Financial news releases
- Management presentations
- Investor e-mail alerts
- RSS news feeds

INVESTOR KIT

The Company's investor kit includes the current Annual Report, Proxy Statement, Form 10-Qs, Form 10-K, and the current earnings release.

For online access to the Digital Investor Kit, go to www.mcgraw-hill.com/investor_relations.

Requests for printed copies, free of charge, can be e-mailed to investor_relations@mcgraw-hill.com or mailed to Investor Relations, The McGraw-Hill Companies, Inc., 1221 Avenue of the Americas, New York, NY 10020-1095.

Interested parties can also call Investor Relations toll-free at 866-436-8502 (domestic callers) or 212-512-2192 (international callers).

TRANSFER AGENT AND REGISTRAR FOR COMMON STOCK

Computershare is the transfer agent for The McGraw-Hill Companies. Computershare maintains the records for the Company's registered shareholders and can assist with a variety of shareholder related services.

Shareholder correspondence should be mailed to:

Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence should be mailed to:

Computershare
250 Royall Street
Canton, MA 02021

Registered shareholders can view and manage account online at www.computershare.com/investor.

For shareholder assistance:

In the U.S. and Canada:	888-201-5538
Outside the U.S. and Canada:	201-680-6578
TDD for the hearing impaired:	800-231-5469
TDD outside the U.S. and Canada:	201-680-6610

E-mail address: shareholder@computershare.com

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

This program offers a convenient, low-cost way to invest in our common stock. Participants can purchase and sell shares directly through the program, make optional cash investments weekly, reinvest dividends, and send certificates to the transfer agent for safekeeping.

Interested investors can view the prospectus and enroll online at www.computershare.com/investor. To receive the materials by mail, contact Computershare as noted above.

NEWS MEDIA INQUIRIES

Go to www.mcgraw-hill.com/media to view the latest Company news and information or to submit an e-mail inquiry.

You may also call 212-512-3151, or write to Corporate Affairs, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095.

CERTIFICATIONS AND THE McGRAW-HILL COMPANIES, INC. FORM 10-K

We have filed the required certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2 and 32 to our Form 10-K for the year ended December 31, 2012.

The financial information included in this report was excerpted from the Company's Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on February 28, 2013. Shareholders may access a complete copy of the 10-K by following the instruction noted above under the heading "Investor Kit".

McGraw-Hill

1221 Avenue of the Americas
New York, NY 10020-1095

Correction to 2012 Annual Report

This note should be kept with the 2012 Annual Report. A complete, corrected version of the 2012 Annual Report is available in PDF format at http://www.mcgraw-hill.com/about/annual_report/ar2012.pdf

SEC
Mail Processing
Section
MAR 25 2013
Washington DC
400

In March of 2013 The McGraw-Hill Companies (the "Company") filed Amendment No. 1 on Form 10-K/A ("Amendment") which amends the Company's Form 10-K for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on February 28, 2013. This Amendment affects certain historical information in the Company's Annual Report that is enclosed. This information provides a view of the Company's results on a continuing operations basis, in other words without McGraw-Hill Education's results, giving the reader a means of comparing the Company's historical, current and future results as McGraw Hill Financial.

Specifically, the Amendment corrected 2009 and 2008 revenue amounts, 2008 segment operating profit, 2009 and 2008 net income from continuing operations attributable to The McGraw-Hill Companies (or McGraw Hill Financial, whose name is subject to shareholder approval), 2009 and 2008 earnings per share from continuing operations, and related operating statistics. McGraw-Hill Education's gross profit was inadvertently subtracted from the Company's total revenue. Instead, the corrected figures reflect the Company's total revenue minus McGraw-Hill Education's total revenue for those years. Additionally, segment operating profit, net income from continuing operations attributable to The McGraw-Hill Companies, and earnings per share from continuing operations were inadvertently impacted by discontinued operations adjustments that should not have affected those amounts. Except for these corrections, there have been no changes in any of the financial or other information contained in the enclosed Annual Report.

Corrected Information for Five-Year Financial Review (appears on page 60)

(in millions, except per share data)	2009		2008	
	Reported	Corrected	Reported	Corrected
Revenue	$ 4,132	$ 3,483	$ 4,354	$ 3,609
Segment operating profit			$ 1,118	$ 1,143
Net income from continuing operations attributable to The McGraw-Hill Companies, Inc.	$ 543	$ 546	$ 582	$ 569
Earnings per share attributable to the McGraw-Hill Companies, Inc. common shareholders:				
Basic	$ 1.74	$ 1.75	$ 1.85	$ 1.80
Diluted	$ 1.73	$ 1.74	$ 1.83	$ 1.79
Income from continuing operations before taxes on income as a percent of revenue from continuing operations	21.2%	25.1%	21.4%	25.8%
Net income from continuing operations as a percent of revenue from continuing operations	13.6%	16.1%	13.4%	16.2%

Corrected Revenue Chart (appears on inside front cover)

(in millions)



DIRECTORS AND PRINCIPAL EXECUTIVES

BOARD OF DIRECTORS

Harold McGraw III [E]
Chairman, President and
Chief Executive Officer
The McGraw-Hill Companies, Inc.

Pedro Aspe [F]
Co-Chairman
Evercore Partners, Inc.

Sir Winfried Bischoff [C,E,F]
Chairman
Lloyds Banking Group plc

William D. Green [C,N]
Retired Executive Chairman
Accenture

Charles E. "Ed" Haldeman, Jr. [A,C]
Former CEO
Freddie Mac

Linda Koch Lorimer [C,N]
Vice President of the University
Yale University

Robert P. McGraw [F]
Chairman and Chief Executive Officer
Averdale Holdings, LLC

Hilda Ochoa-Brillembourg [A,F]
President and Chief Executive Officer
Strategic Investment Group

Sir Michael Rake [A,E,F]
Chairman
BT Group plc

Edward B. Rust, Jr. [A,C,E,N]
Chairman, President and
Chief Executive Officer
State Farm Insurance Companies

Kurt L. Schmoke [F,N]
Vice President and General Counsel
Howard University

Sidney Taurel [C,E,N]
Chairman Emeritus
Eli Lilly and Company

Richard E. Thornburgh [A,F]
Vice Chairman
Corsair Capital, LLC

PRINCIPAL CORPORATE EXECUTIVES

Harold McGraw III
Chairman, President and
Chief Executive Officer

John L. Berisford
Executive Vice President
Human Resources

Jack F. Callahan, Jr.
Executive Vice President and
Chief Financial Officer

D. Edward Smyth
Executive Vice President, Corporate
Affairs and Executive Assistant
to the Chairman, President and
Chief Executive Officer

Charles L. Teschner, Jr.
Executive Vice President
Global Strategy

Kenneth M. Vittor
Executive Vice President and
General Counsel

PRINCIPAL OPERATIONS EXECUTIVES

Louis V. Eccleston
President
S&P Capital IQ
Chairman of the Board
S&P Dow Jones Indices

Glenn S. Goldberg
President
Commodities and Commercial Markets

Douglas L. Peterson
President
Standard & Poor's Ratings Services

A – Audit Committee
C – Compensation & Leadership Development Committee
E – Executive Committee
F – Financial Policy Committee
N – Nominating & Corporate Governance Committee



Design by Addison www.addison.com



© 2013, McGRAW HILL FINANCIAL